   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 26, 1996
                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                ---------------
                              GSR INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                         2952                        76-0521852
 (State or other jurisdiction   (Primary Standard Industrial         (I.R.S. Employer
      of incorporation or        Classification Code Number)        Identification No.)
          organization)

                                ---------------

           ONE RIVERWAY, SUITE 2450                          DAVID A. COLLINS
             HOUSTON, TEXAS 77056                          GSR INDUSTRIES, INC.
                (713) 622-4092                           ONE RIVERWAY, SUITE 2450
  (Address including zip code, and telephone               HOUSTON, TEXAS 77056
 number, including area code, of Registrant's                 (713) 622-4092
         principal executive offices)              (Name, address, including zip code,
                                                     and telephone number, including
                                                     area code of agent for service)

                                With copies to:

               SAMUEL N. ALLEN                                 L.P. THOMAS
           PORTER & HEDGES, L.L.P.                        BAKER & BOTTS, L.L.P.
          700 LOUISIANA, 35TH FLOOR                          ONE SHELL PLAZA
          HOUSTON, TEXAS 77002-2370                           910 LOUISIANA
                (713) 226-0600                          HOUSTON, TEXAS 77002-4995
                                                              (713) 229-1234

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                                               PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF              AGGREGATE OFFERING            AMOUNT OF
        SECURITIES TO BE REGISTERED                  PRICE             REGISTRATION FEE(1)
---------------------------------------------------------------------------------------------
Common stock, par value $.20 per share.....        $41,745,000               $12,650
---------------------------------------------------------------------------------------------
Representative's warrants..................            --                      (2)
---------------------------------------------------------------------------------------------
Common stock issuable upon exercise of the
  Representative's warrants................        $4,356,000                $1,320
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

(1) In accordance with Rule 457(o) under the Securities Act, the number of shares being registered is not included in this table.

(2) Pursuant to Rule 457(g), no registration fee is required for the Representative's warrants.

                                ---------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE.

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED DECEMBER 26, 1996

                                3,300,000 SHARES

                              GSR INDUSTRIES, INC.

                                  COMMON STOCK

                                ---------------
     All of the 3,300,000 shares of Common Stock, par value $.20 per share (the "Common Stock"), being offered hereby are being sold by GSR Industries, Inc. (the "Company"). Before this offering, there has been no public market for the Common Stock. The Company estimates that the initial public offering price will be in the range of $9.00 to $11.00 per share. See "Underwriting" for information relating to the method of determining the initial public offering price. The Company has applied for listing of the Common Stock on the Nasdaq National Market under the symbol "GSRI".

      SEE "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                ---------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
     ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================
                                                           UNDERWRITING
                                        PRICE TO             DISCOUNTS           PROCEEDS TO
                                         PUBLIC         AND COMMISSIONS(1)       COMPANY(2)
---------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
---------------------------------------------------------------------------------------------
Total(3)..........................           $                   $                    $
=============================================================================================

(1) Does not include additional compensation to the Representative of the Underwriters in the form of an accountable expense allowance to cover the Representative's costs and expenses incurred in the offering, $50,000 of which has been paid. For indemnification arrangements with the Underwriters and additional compensation payable to the Representative, see "Underwriting."

(2) Before deducting expenses estimated at $900,000 payable by the Company, not including the Representative's accountable expense allowance.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 495,000 shares of Common Stock to cover over-allotments, if any, on the same terms and conditions as the Common Stock offered hereby. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to the Company will be $          ,
    $          and $          , respectively. See "Underwriting."

                                ---------------
     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made in New York City on or about
February   , 1997.

                                ---------------
                        BLUESTONE CAPITAL PARTNERS, L.P.

                                ---------------
                The date of this Prospectus is February   , 1997

                         [ARTWORK TO BE INSERTED HERE]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                    SUMMARY

     Simultaneously with the consummation of this offering (the "Offering"), GSR Industries, Inc. will (i) acquire in exchange for shares of Common Stock, par value $.20 per share, of the Company ("Common Stock"), an existing roofing products manufacturing business ("the Founding Company"); (ii) acquire in exchange for cash and shares of Common Stock of the Company two additional roofing products manufacturing businesses (the "Predecessor Companies"); (iii) complete a financing consisting of a $60 million senior secured revolving credit facility and a $40 million senior secured term loan (the "Senior Debt Financing"); and (iv) complete a financing consisting of $15 million of subordinated debt, along with warrants to purchase 430,000 shares of Common Stock (the "Mezzanine Financing"). The Senior Debt Financing and the Mezzanine Financing are collectively referred to herein as the "Debt Financing". The completion of the acquisitions of the Founding Company and the Predecessor Companies (collectively, the "Acquisitions") and the Debt Financing is a condition to consummation of the Offering. Unless the context indicates otherwise, all references herein to the Company mean GSR Industries, Inc. together with the Founding Company and the Predecessor Companies after giving effect to the Acquisitions, and references herein to GSR mean GSR Industries, Inc. before the consummation of the Acquisitions.

     The following Summary is qualified in its entirety by the more detailed information and Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Prospective investors are urged to read this Prospectus in its entirety, including the information under "Risk Factors." Unless otherwise indicated, the information contained in this Prospectus gives effect to the Acquisitions and is presented as if the over-allotment option granted to the Underwriters has not been exercised.

                                  THE COMPANY
GENERAL

     The Company designs, manufactures and markets a full line of asphalt-based roofing products, including premium laminated shingles, strip shingles and roll roofing products for use in residential roofing applications, and roll roofing products, including built-up roofing and premium modified bitumen products, for use in commercial roofing applications. The Company believes it is the nation's third largest producer of asphalt-based residential roofing products. In 1995, the Company had combined gross sales of $323.0 million, approximately 72% of which were sales of residential roofing products, approximately 22% of which were sales of commercial roofing products and approximately 6% of which involved other roofing related materials. The Company employs a vertically integrated manufacturing process in which approximately 46% of the granules, 99% of the fiberglass mat and 100% of the dry felt it uses to manufacture its products are produced by the Company. Management believes the Company is among the most vertically integrated residential roofing products manufacturers in the United States. The Company operates 14 manufacturing plants located in the western, southeastern and northeastern United States and one plant in Ontario, Canada. During the six years ended December 31, 1996, the Company has invested, on a combined basis, approximately $40.0 million to upgrade, automate and streamline its manufacturing facilities. These capital expenditures have provided the Company with several facilities that are among the most automated and efficient in the roofing products industry. The Company believes its automation has enabled it to become one of the lowest cost, highest quality producers of asphalt-based roofing products in the United States.

BUSINESS STRATEGY

     The Company plans to become a nationwide manufacturer and marketer of asphalt-based roofing products. Over the last ten years, consolidation in the wholesale building supply industry has resulted in the development of strong, national wholesale distributors. These large wholesale distributors increasingly are demanding that their suppliers provide a full line of nationally branded products supported by superior service. While a few large nationwide manufacturers exist, most of the manufacturers in the roofing products industry operate regionally and do not offer a full line of products nationally. Since a substantial number of roofing products manufacturers do not provide products or services nationally, the Company believes that the opportunity exists for a vertically integrated roofing products manufacturer to supply a full line of roofing products nationwide and thereby achieve a strong competitive advantage within the industry. The Company intends to be in a position to take advantage of this opportunity through business initiatives that include:

     - Growth Through Acquisitions. The Company's primary strategy is to grow through acquisitions. The Company believes it can increase manufacturing and distribution efficiencies, lower its raw materials costs and broaden its customer base through the acquisition of companies that are not vertically integrated, do not have fully automated facilities or do not have a nationwide distribution network or full product line. By applying the Company's automation practices, manufacturing procedures and management discipline to acquired facilities, management believes it will achieve significant margin improvement in these facilities. The Company's plans include acquiring facilities in the regions of the United States that it does not currently serve. These acquisitions are expected to enable the Company to expand its manufacturing base, offer its products over a wider geographic area and diversify its product lines. Moreover, these acquisitions are expected to give the Company an increased national presence that will be attractive to the large national wholesalers of commercial and residential roofing products.

     - Vertical Integration. Unlike many roofing products manufacturers, the Company manufactures many of its product components and controls a substantial portion of its raw materials. By controlling the source of many of its raw materials, the Company is able to realize higher margins on the sale of its products. The Company intends to expand its vertical integration by acquiring new sources of raw materials and by purchasing manufacturing facilities that will enable the Company to produce more of the components necessary to produce its products. This expansion is expected to enable the Company to continue to produce high quality products and reduce raw materials and manufacturing costs.

     - Two-Tier Marketing Program. The Company employs approximately 70 sales professionals to sell its products directly to national, regional and local distributors of asphalt-based roofing products. The Company also focuses its sales efforts on contractors, architects and engineers who can create indirect or "pull through" sales. Since homeowners often do not have sufficient experience with roofing products to identify and request a particular brand, they generally will follow the advice of contractors in selecting roofing products. In commercial roofing, the architects or engineers who design a roofing system often will specify the particular types or brands of roofing products that are required to be used in the system.

     - Expanded Automation Program. The Company has implemented an automation program designed to increase the efficiency of its manufacturing facilities and reduce production costs. In addition, the Company believes that as a result of such automation program it is an industry leader in employing statistical process control to monitor and improve color consistency, dimensional stability, product weight and other production parameters on a real-time basis. During 1997 the Company expects to spend approximately $19.0 million for capital improvements, of which approximately $10.0 million will be used to automate certain of its existing facilities. Additional expenditures will be necessary in future years for automation as additional facilities are acquired.

     - Development of Premium Products and Proprietary Products. The Company is committed to the development of premium products and proprietary products. The Company believes that premium products and proprietary products can be sold at higher margins and that proprietary products can enable the Company to expand its customer base by offering products not offered by its competitors. Recently developed premium products include a modified hip and ridge shingle that enhances the appearance of rooflines and a modified asphalt shingle that withstands harsh weather conditions. In addition, the Company is implementing improvements to the existing saturated paper product lines at certain of its plants to facilitate the production of a proprietary value-added product called Fast Felt(R), a patented tar paper product for which the Company is the exclusive licensee. Management believes Fast Felt(R) is more easily installed and is better able to withstand severe weather conditions than conventional tar paper. The Company anticipates that it will begin marketing Fast Felt(R) in the first half of 1997.

INDUSTRY OVERVIEW

     Market Size. In 1995, the U.S. and Canadian market for sales of asphalt-based roofing products was approximately $10.5 billion, which comprised approximately 82% of the total U.S. and Canadian roofing products market. Reroofing accounts for approximately 80% of the total U.S. and Canadian roofing products market, with the balance being in new construction.

     Residential Roofing Products. Asphalt-based products used in residential roofing include strip shingles, premium laminated shingles and tar paper. Strip and laminated shingles are the most commonly used shingles in residential roofing applications. Strip shingles are lightweight shingles made from fiberglass mat or from an organic paper called dry felt. Laminated shingles are a premium product made with two layers of asphalt-coated fiberglass mat. Both strip and laminated shingles are embedded with mineral granules that add protection from sunlight degradation and serve decorative purposes. Fiberglass mat shingles currently represent approximately 90% of the U.S. and Canadian asphalt shingle market with dry felt (organic) shingles representing the remaining 10%. Tar paper is used as an underlayment for shingles in substantially all residential roofing applications.

     Commercial Roofing Products. The primary products used in commercial roofing are built-up roofing, premium asphalt-based modified bitumen rolls and single-ply roofing (which is not asphalt based). A typical built-up roof consists of multiple layers of roll roofing products. Modified bitumen is a separate family of premium roll roofing products that can be used in lieu of built-up roofing. Single-ply roofing consists of a single layer of a non-asphalt-based rubberized compound that is attached to the roof by fasteners or other means thereby providing a seal. The Company does not produce single-ply roofing.

     Commercial roofing products are significantly different from the products used in residential roofing. The differences primarily are caused by the physical specifications of commercial buildings' roofs, which tend to be large and flat, as opposed to the smaller sloped roofs of residential buildings. Commercial roofs also are significantly more expensive to install and usually have a shorter life span than typical residential roofs.

     Distribution. Roofing products are distributed primarily through national, regional and local wholesalers and retailers. Sales to wholesalers are important because building and roofing contractors purchase most of their supplies from wholesalers. National retailers currently account for a relatively small, but growing, segment of roofing product sales. Because of transportation costs, distribution from any particular manufacturing facility generally is limited to a 350-mile radius.

THE ACQUISITIONS, THE DEBT FINANCING AND THE FOUNDING AND THE PREDECESSOR COMPANIES

     The Acquisitions. Effective upon consummation of the Offering and completion of the Debt Financing, GSR will acquire (i) all of the capital stock of Striker Industries, Inc. ("Striker") in exchange for 3,260,000 shares of Common Stock (plus an additional 634,214 shares of Common Stock to be issued from time to time pursuant to certain outstanding options, warrants and convertible securities) (ii) all of the capital stock of Newgen Holding, Inc. ("GS Roofing") in exchange for 1,750,000 shares of Common Stock (See "Certain Transactions") and $55.5 million in cash and (iii) certain of the assets and liabilities of Woodland Industries, Inc. ("Woodland") in exchange for an 8.5% subordinated note in the original principal amount of $3.0 million and $7.5 million in cash. Following completion of the Acquisitions and after giving effect to the Offering, former GS Roofing and Striker shareholders will own, respectively, approximately 21.1% and 39.2% of the then issued and outstanding Common Stock. See "Security Ownership of Management and Principal Stockholders."

     The Acquisitions are accounted for as purchase transactions by Striker, the Founding Company, since for accounting purposes, Striker is the acquiror of each of GS Roofing and Woodland (collectively, the "Predecessor Companies").

     The Debt Financing. The Debt Financing consists of (i) a $60 million senior secured revolving credit facility due 2001; (ii) a $40 million senior secured term loan due 2001, which will rank pari passu in right of payment with the revolving credit facility from a collateral pool of all of the current and fixed assets of the Company and its subsidiaries; and (iii) $15 million of senior subordinated notes due 2004, which will be unsecured obligations of the Company and subordinated in terms of interest, principal and premium payments to all senior debt obligations of the Company and its subsidiaries. Purchasers of the senior subordinated notes will receive detachable warrants to purchase 430,000 shares of the Company's Common Stock at an exercise price equal to the initial public offering price of the Common Stock offered hereby.

     The Company has engaged SPP Hambro Capital Markets Group ("Hambro") to complete the Debt Financing. Hambro has issued a letter to the Company stating that it is highly confident that it will be able to complete the Debt Financing.

     The Founding Company. Set forth below is a brief description of the Founding Company.

     Striker manufactures and sells dry felt and is capable of manufacturing asphalt-saturated felt for use in residential roofing applications. Striker operates facilities in Stephens, Arkansas and Ontario, Canada. Striker has developed and licensed the technology used to manufacture Fast Felt(R), the Company's proprietary tar paper product, and improvements to Striker's existing saturated paper lines have been implemented for its production.

     The Predecessor Companies. Set forth below are brief descriptions of the Predecessor Companies.

     GS Roofing designs, manufactures and sells a full line of asphalt-based roofing products. Its products include strip shingles, premium fiberglass laminated shingles, dry felt, saturated felt and fiberglass mat based roll roofing for use in residential roofing applications, and built-up roofing and premium modified bitumen roll roofing for use in commercial roofing applications. GS Roofing's manufacturing facilities include nine roofing manufacturing plants, two of which are either wholly or primarily devoted to commercial roofing products; two stand-alone granule processing facilities and one granule processing facility in the planning phase of construction; one manufacturing facility includes a fiberglass mat manufacturing sub-plant, a limestone rock processing sub-plant and a granule processing sub-plant. Another manufacturing facility includes a dry felt manufacturing sub-plant.

     Woodland manufactures and sells asphalt-saturated felt for use in residential roofing applications. Woodland operates a facility in Griffin, Georgia that contains two saturated felt lines.

     The Company's principal executive offices are located at One Riverway, Houston, Texas 77056 and its telephone number at such address is (713) 622-4092. The Company also has executive offices at 5525 MacArthur Boulevard, Suite 900, Irving, Texas 75038.

                                  THE OFFERING

Common Stock Offered by the
  Company..................  3,300,000 shares

Common Stock to be
  Outstanding after the
  Offering.................  8,310,000 shares(1)

Use of Proceeds............  Of the net proceeds from this Offering and from the
                             Debt Financing, the Company intends to use approximately $63.0 million to pay the cash portion of the purchase price for the Predecessor Companies; approximately $46.9 million to repay indebtedness of the Founding Company and Predecessor Companies; with the balance to be used for working capital and general corporate purposes or used for expansion and upgrading of existing facilities. See "Use of Proceeds."

Proposed Nasdaq National
  Market symbol............  GSRI
---------------

(1) Does not include (i) 1,147,214 shares of Common Stock issuable upon conversion or exercise of certain options, warrants and other convertible securities and (ii) 330,000 shares of Common Stock issuable upon exercise of warrants issued to the Representative of the Underwriters in connection with this Offering ("Representative's Warrants"). See "Business -- Stock Option Plans," "Use of Proceeds," "Dilution" and "Underwriting."

         SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

     Simultaneously with the consummation of the Offering, GSR will acquire all of the capital stock of Striker and GS Roofing and certain of the assets and liabilities of Woodland. The acquisition of Striker will be accounted for as a recapitalization of Striker while the acquisition of GS Roofing and Woodland will be accounted for using the purchase method of accounting. Accordingly, the assets and liabilities of Striker will be accounted for at their historical values and the assets and liabilities of GS Roofing and Woodland will be valued at their respective fair values as of the acquisition date.

     The historical financial information for the year ended December 31, 1995, and for the nine months ended September 30, 1996 was derived from financial information appearing elsewhere in this Prospectus. The pro forma combined financial information for the year ended December 31, 1995 and the nine months ended September 30, 1996 give effect to the Acquisitions and other transactions contemplated in connection with this Prospectus as if they had occurred on January 1, 1995. The pro forma combined financial data may not be indicative of actual results that would have been achieved if the transactions had occurred on the dates indicated or the results that may be realized in the future.

                                                                                                                 COMPANY
                                        YEAR ENDED              COMPANY            NINE MONTHS ENDED            PRO FORMA
                                    DECEMBER 31, 1995          PRO FORMA          SEPTEMBER 30, 1996           NINE MONTHS
                               ----------------------------    YEAR ENDED    -----------------------------        ENDED
                                            GS                DECEMBER 31,                GS                  SEPTEMBER 30,
                               STRIKER   ROOFING   WOODLAND       1995       STRIKER   ROOFING    WOODLAND        1996
                               -------   --------  --------   ------------   -------   --------   --------    -------------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net Sales....................  $ 7,983   $275,983  $11,251      $295,217     $ 5,105   $201,654    $8,585       $ 215,344
Cost of Sales................    7,023    223,694    8,422       239,889       4,971    163,985     6,965         176,484
Gross Profit.................      960     52,289    2,829        55,328         134     37,669     1,620          38,860
Operating Expenses:
  Selling....................       --     11,676       --        13,669          --      9,521        --          11,143
  Freight....................       --     22,199       --        22,199          --     15,271        --          15,271
  General and
    administrative...........    1,993      8,011      758         8,895       1,622      5,614       564           6,345
Operating income (loss)......   (1,033)    10,403    2,071        10,565      (1,488)     7,263     1,056           6,101
Interest Expense (income)....      311      3,226     (108)        9,745         481      2,245      (104)          7,309
Other income.................       34         --       16            55          --         --        22              25
Income (loss) before income
  taxes......................   (1,310)     7,177    2,195           875      (1,969)     5,018     1,182          (1,183)
Income tax expense
  (benefit)..................       --      2,397       --           820          --      2,113        --             (29)
Net income (loss)(1).........   (1,310)     4,780    2,195            55      (1,969)     2,905     1,182          (1,154)
Pro forma income (loss) per
  share......................      N/A        N/A      N/A           .01         N/A        N/A       N/A            (.14)
CASH FLOW DATA:
Depreciation and
  Amortization...............      749      4,305       82            --         609      3,523        55              --
Capital Expenditures.........   (3,982)    (5,722)     (16)           --        (968)    (9,385)       --              --
BALANCE SHEET DATA:
Working Capital (deficit)....   (2,179)    38,586    3,585            --      (1,087)    47,427     3,559          40,935
Total Assets.................   18,322    101,257    4,983            --      21,900    119,502     5,447         206,829
Long-term debt, less current
  portion....................    2,388     27,073       --            --       6,668     37,627        --          79,059
Total Stockholders' equity...   11,946     28,581    4,459            --      10,502     31,498     4,273          58,403

---------------

(1) Woodland was a flow-through entity for federal income taxes for the above periods.

              SUPPLEMENTAL FINANCIAL DATA -- FOUNDING, PREDECESSOR
                             AND COMBINED COMPANIES
                                 (IN THOUSANDS)

     The following summary supplemental financial data of each of the Founding Company and the Predecessor Companies for each of the periods indicated has been derived from: (i) the audited historical financial statements of Striker, GS Roofing and Woodland as of and for the three years ended December 31, 1995; and
(ii) the unaudited interim financial statements of Striker, GS Roofing and Woodland for the nine months ended September 30, 1995 and September 30, 1996 appearing elsewhere in this Prospectus. The supplemental financial data shown below is not necessarily indicative of the results of operations for the Founding Company and the Predecessor Companies had they been combined during the periods indicated below. The information for the nine months ended September 30, 1995 and September 30, 1996 is not necessarily indicative of the results for the entirety of years 1995 and 1996, respectively. This information should be read in conjunction with "Summary Historical and Pro Forma Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus.

                                                                                  NINE MONTHS
                                           YEAR ENDED DECEMBER 31,            ENDED SEPTEMBER 30,
                                      ----------------------------------     ---------------------
                                        1993         1994         1995         1995         1996
                                      --------     --------     --------     --------     --------
FOUNDING COMPANY:
STRIKER
  Net sales.........................  $  5,933     $  7,978     $  7,983     $  6,506     $  5,105
  Operating income (loss)...........    (2,425)      (1,631)      (1,033)         (86)      (1,488)
  Net income (loss).................    (2,515)         359       (1,310)        (203)      (1,969)
  Total assets(1)...................     5,862        6,838       18,322       19,821       21,900
  Total liabilities(1)..............     5,174        2,673        6,377        6,493       11,398
PREDECESSOR COMPANIES:
GS ROOFING
  Net sales.........................   286,922      266,892      275,983      210,799      201,654
  Operating income..................    14,408        8,694       10,403        9,348        7,263
  Net income........................     6,915        2,890        4,780        3,950        2,905
  Total assets(1)...................    94,794       95,552      101,257      106,513      119,502
  Total liabilities(1)..............    73,128       71,685       72,676       78,871       88,004
WOODLAND
  Net sales.........................     8,934       10,509       11,251        8,617        8,585
  Operating income (loss)...........      (218)         451        2,071        1,826        1,056
  Net income (loss)(3)..............      (180)         500        2,195        1,904        1,182
  Total assets(1)...................     2,751        3,226        4,983        4,612        5,447
  Total liabilities(1)..............       527          512          524          359        1,174
COMBINED COMPANIES(2):
  Net sales.........................   301,789      285,379      295,217      225,922      215,344
  Operating income..................    11,765        7,514       11,441       11,088        6,831
  Net income........................     4,220        3,749        5,665        5,651        2,118
  Total assets(1)...................   103,407      105,616      124,562      130,946      146,849
  Total liabilities(1)..............    78,829       74,870       79,577       85,723      100,576

---------------

(1) Balance sheet data are presented as of the last day of the period.

(2) Combined amounts represent the summation of the respective category for all of the entities listed above. The combined amounts do not include the effect of pro forma adjustments, and may not be indicative of (i) the results that actually would have occurred if the Acquisitions had been consummated as of the pro forma dates indicated elsewhere in this Prospectus or (ii) future results of operations of the combined companies and are not intended to be a presentation in accordance with generally accepted accounting principles.

(3) Woodland was a flow-through entity for federal income tax purposes for the periods above.

                                  RISK FACTORS

     In evaluating an investment in the Common Stock offered hereby, prospective investors should carefully consider all of the information set forth in this Prospectus and should give particular attention to the following risk factors.

ABSENCE OF COMBINED OPERATING HISTORY

     GSR has conducted no operations to date. The Founding Company and the Predecessor Companies have been operating independently, and neither the historical results of their separate operations, nor the Company's pro forma financial information, are necessarily indicative of the results that would have been achieved had the Founding Company and the Predecessor Companies been operated on an integrated basis or indicative of the results that may be realized in the future. Although all members of the Company's management have had experience in managing asphalt roofing products companies, there can be no assurance that the Company will be able to integrate the Founding Company and the Predecessor Companies into a combined entity on an economically efficient basis, or that the Company's recently assembled management group will be able to effectively manage the combined entity and implement the Company's operating and growth strategy. See "Management" and "Business -- Business Strategy."

SUBSTANTIAL INDEBTEDNESS

     The Company will use a portion of the proceeds from the Offering and the Debt Financing to retire the Founding Company and the Predecessor Companies' current outstanding indebtedness, which aggregated approximately $46.9 million at September 30, 1996. After giving pro forma effect to the Offering and the Debt Financing, the Company's consolidated indebtedness will be approximately $88.3 million. A portion of the Company's net cash provided by operations will be committed to the repayment of such debt and will not be available for other purposes. The Company believes that its cash flow from operations, together with its borrowings, will be adequate to meet its payment obligations under its new indebtedness, as well as anticipated requirements for working capital and capital expenditures. However, no assurances can be made in this regard. See "Pro Forma Combined Financial Statements" and "Capitalization."

DEPENDENCE ON QUALIFIED PERSONNEL

     The Company's success largely will be dependent on the efforts of its senior management, including, Donald F. Smith, the Company's Chairman of the Board, President and Chief Operating Officer, David A. Collins, the Company's Chief Executive Officer and Matthew D. Pond, the Company's Senior Vice President and Chief Financial Officer. Mr. Smith, the current President and Chief Executive Officer of GS Roofing, and several other members of GS Roofing's management have agreed to remain in their positions after the effective date of the Acquisitions. The Company's business and prospects could be adversely affected if any of these persons does not continue his management role and the Company is unable to attract and retain qualified replacements. Mr. Smith has entered into an employment agreement with the Company pursuant to which he will serve as the Company's Chairman of the Board, President and Chief Operating Officer until December 31, 1998. In connection with the Acquisitions, Mr. Smith also has provided customary undertakings that he will not compete with the Company during his employment term and for a period of five years following the termination of his employment under his employment agreement. Before the Offering, Mr. Smith owned approximately 52.0% of GS Roofing's issued and outstanding common stock. After the Acquisitions and the Offering, Mr. Smith will own only 10.8% of the Company's Common Stock. In addition, Mr. Smith has the right, along with other GS Roofing shareholders, subject to certain limitations, to require certain shareholders of Striker to purchase the shares of the Company's Common Stock owned by the GS Roofing shareholders (See "Certain Transactions"). Therefore, his incentive to participate in the Company's ongoing management may diminish, and there can be no assurance that Mr. Smith will continue in the Company's management after the expiration of his employment agreement or that he will not compete with the Company after expiration of his non-competition agreement. The Company intends to recruit an experienced industry professional to succeed Mr. Smith. There can be no assurance, however, that the

Company will be able to attract and retain such a senior executive officer. See "Management -- Employment and Non-Competition Agreements" and "Security Ownership of Management and Principal Stockholders."

DEPENDENCE ON ACQUISITIONS FOR GROWTH

     The Company's strategy to increase revenues through strategic acquisitions presents risks that could materially and adversely affect the Company's business and financial performance. These risks include the diversion of management's attention and resources to acquisitions, the possible loss of customers and key personnel, risks associated with the past operations and other unanticipated problems arising in connection with the acquired businesses or assets. If competition for acquisition candidates develops, the cost of acquiring businesses or assets could increase materially. The success of the Company's acquisition strategy will depend on the extent to which it is able to acquire, successfully integrate and profitably manage additional businesses or assets, and no assurance can be given that the Company's strategy will succeed. See "Business -- Business Strategy."

EFFECT OF WEATHER CONDITIONS ON PRODUCT SALES

     The Company's sales are subject to variance in areas that experience adverse weather conditions, such as heavy rains, hail storms and hurricanes, which result in increased roofing activities. Prolonged periods of mild weather in areas that frequently experience adverse weather conditions can have an adverse effect on the Company's ability to meet its expected level of sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."

WARRANTIES

     Roofing shingles are sold with limited warranties of varying lengths of time based on the weight of the product and its expected useful life. The warranty typically provides full replacement cost for up to five years and thereafter provides proration of the cost of materials involved with the replacement of a product that does not meet manufacturing specifications from the date of original installation. The Company also offers limited and full-value warranties for its commercial roofing products. Although no assurances can be given, the Company believes that its warranty reserve is adequate.

INTRODUCTION OF NEW PRODUCTS

     From time to time, the Company anticipates introducing new products to its customers. During the first half of 1997, the Company intends to begin marketing Fast Felt(R), a patented tar paper product for which the Company is the exclusive licensee. Although the Company has test marketed Fast Felt(R) on a limited basis in Texas and test results indicated product acceptance by customers, demand for and market acceptance of Fast Felt(R) is uncertain. Achieving market acceptance for Fast Felt(R) or any other new product may require substantial expenditures and marketing efforts to create customer demand. There can be no assurance that the Company's efforts to introduce Fast Felt(R) or any other new product will be successful. Moreover, the failure of a new product to gain sufficient market acceptance could adversely affect the Company's results of operations.

COMPETITION

     The roofing products manufacturing industry is highly competitive. Competitive factors include quality and price, as well as service, brand loyalty, breadth and availability of product line by location, product design and length of warranty. Some of the Company's competitors have substantially greater revenues and greater financial and other resources than the Company. Such resources may enable these competitors to maintain technological and certain other advantages relating to costs and may provide them with an advantage over the Company in distributing and selling their products. In addition, other manufacturers produce roofing products that the Company does not manufacture, such as those made from wood, concrete, tile and metal. Although the collective market share of these products is relatively small, the market for tile shingles in both new construction and reroofing is growing in certain areas in which the Company sells its products, particularly in California. There can be no assurance that these products will not have increased market shares in the future.

Although the Company has competed successfully in the past, there can be no assurance that the Company will be able to do so in the future. See "Business -- Competition."

ABSENCE OF PUBLIC MARKET AND DETERMINATION OF OFFERING PRICE

     Before this Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price of the Common Stock will be determined by negotiations among the Company and the Representative of the several Underwriters. See "Underwriting" for factors considered in determining the initial public offering price. There can be no assurance that the price so determined will be representative of the current or future market value of the Common Stock offered hereby. The Company has applied for listing of the Common Stock on the Nasdaq National Market; however, there can be no assurance that an active trading market will develop after the Offering or that, if a market develops, it will be sustained. See "Shares Eligible for Future Sale."

FOUNDING COMPANY LIQUIDITY

     Striker has continued to experience operating losses for the nine months ended September 30, 1996. Striker also has experienced liquidity concerns during 1996 primarily resulting from the costs associated with the Acquisitions and the activation of its Thorold Facility. As a result, Striker has been dependent upon borrowings under various subordinated debt arrangements with certain of its stockholders and others for operating capital. Although Striker's management believes that operations from the Thorold Facility eventually could provide funds sufficient for continuing operations, there can be no assurance in that regard. In addition, there can be no assurance that Striker would be able to generate sufficient funding for ongoing operations if the Acquisitions are not completed.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Common Stock offered hereby, after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company, are estimated to be approximately $29.6 million ($34.2 million if the Underwriter's over-allotment option is exercised in full), assuming an initial public offering price of $10.00 per share. The Company intends to use $63.0 million of the funds available from the Offering and the Debt Financing to pay the cash portion of the consideration for the acquisition of GS Roofing and Woodland. The Company intends to use a portion of the remaining funds available from the Offering and the Debt Financing to repay approximately $38.7 million of GS Roofing's indebtedness and $8.2 million of Striker's indebtedness, which is anticipated to increase to $10.2 million. The GS Roofing indebtedness to be repaid was incurred under a $75.0 million revolving credit facility that matures on April 30, 2000. Of such indebtedness, approximately $20.0 million currently bears interest at the rate of 6.94% per annum, approximately $17.0 million currently bears interest at the rate of 7.0% per annum, approximately $1.3 million currently bears interest at the rate of 8.75% per annum and approximately $0.4 million currently bears interest at 8.25% per annum. Approximately $1.0 million of Striker's indebtedness bears interest at a rate of 11.75% per annum and matures on May 31, 1998; approximately $1.4 million bears interest at a rate of 9.0% per annum and matures on April 1, 2001; approximately $5.3 million bears interest at a rate of 10.25% per annum and matures on December 31, 1998; and approximately $0.5 million bears interest at a rate of 10% per annum and matures on February 1, 1997.

     The remaining funds available from the Offering and the available Debt Financing of approximately $26.0 million pursuant to its senior secured revolving credit facility will be used for working capital and for general corporate purposes or used for capital expenditures, including expanding and upgrading the Company's existing facilities and acquiring new facilities. The Company currently has no plans to acquire any specific facility. See "Business -- Regional Operations."

     The actual application of proceeds may differ from the estimates set forth above. Any reallocation of the net proceeds from the Offering and the Debt Financing will be at the Company's discretion. Pending ultimate application, the net proceeds from the Offering will be invested in short-term, interest-bearing, investment-grade obligations or demand bank accounts, at the Company's discretion.

                                DIVIDEND POLICY

     The Company currently intends to retain any future earnings to repay debt and finance the expansion of its business and for other general corporate purposes and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. Any payment of future dividends will be at the discretion of the Board of Directors and will depend, among other things, upon the Company's earnings, financial condition, capital requirements, level and terms of indebtedness, the requirements of Delaware law, contractual restrictions with respect to the payment of dividends and other factors that the Board of Directors may deem relevant. In addition, the Company anticipates that the terms of the Debt Financing will include restrictions on the payment of dividends.

                                    DILUTION

     The deficit pro forma net tangible book value of the Company as of September 30, 1996 was $(19.8) million, or $(3.95) per share, after giving pro forma effect to the Acquisitions. After giving effect to the sale of the shares of Common Stock in the Offering (after deducting the underwriting discounts and estimated offering expenses and assuming an initial public offering price of $10.00 per share), the pro forma net tangible book value of the Company as of September 30, 1996 would have been $9.9 million, or $1.19 per share, representing an immediate increase in net tangible book value of $5.68 per share to existing stockholders, and an immediate dilution of $8.81 per share to the investors purchasing shares of Common Stock in this Offering ("New Investors").

     The following table illustrates this dilution per share of Common Stock to New Investors:

    Assumed initial public offering price per share(1)..................            $10.00
      Pro forma deficit in net tangible book value per share as of
         September 30, 1996(2)..........................................  (3.95)
      Increase per share attributable to the sale of shares offered
         hereby(3)......................................................   5.68
                                                                          -----
      Pro forma net tangible book value per share after the Offering....              1.19
                                                                                    ------
    Dilution in net tangible book value per share to New Investors......            $ 8.81
                                                                                    ======

---------------

(1) Before deducting underwriting discounts and estimated offering expenses payable by the Company.

(2) "Pro forma deficit in net tangible book value per share" is the pro forma tangible net worth (total tangible assets less total liabilities) of the Company divided by the number of shares of Common Stock outstanding after giving effect to the Acquisitions but excluding shares of Common Stock sold in connection with the Offering.

(3) After deducting underwriting discounts and estimated offering expenses payable by the Company.

     The following table sets forth as of the date of this Prospectus, after giving effect to the Acquisitions and the purchase of Common Stock by New Investors, the number of shares of Common Stock acquired from the Company, the total consideration paid to the Company and the average price per share paid by existing stockholders and by New Investors.

                                              SHARES ACQUIRED      TOTAL CONSIDERATION     AVERAGE
                                            -------------------   ---------------------     PRICE
                                             NUMBER     PERCENT     AMOUNT      PERCENT   PER SHARE
                                            ---------   -------   -----------   -------   ---------
    Existing stockholders(a)..............  5,010,000      60%    $16,328,000      33%     $  3.26
    New Investors(a)......................  3,300,000      40      33,000,000      67      $ 10.00
                                            ----------    ---     -----------     ---
              Total(a)....................  8,310,000     100%    $49,328,000     100%
                                            ==========    ===     ===========     ===

---------------

(a) The foregoing table does not include (i) 1,147,214 shares of Common Stock issuable upon conversion or exercise of certain options, warrants and other convertible securities (including certain securities convertible at prices below the assumed initial public offering price of $10.00 per share) and
    (ii) 330,000 shares of Common Stock issuable upon exercise of the Representative's Warrants. See "Use of Proceeds." To the extent that such shares are issued in the future, there may be further dilution to New Investors. Total consideration paid by existing stockholders represents the combined stockholders' equity before the Offering. See Pro Forma Combined Financial Statements.

                                 CAPITALIZATION

     The following table sets forth the pro forma capitalization of the Company assuming consummation of the Acquisitions and the Debt Financing as of September 30, 1996, as adjusted to give effect to the issuance and sale of the Common Stock offered hereby and the application of assumed net proceeds therefrom of $29,625,000 and the application of the proceeds of the Debt Financing. See "Use of Proceeds." This table should be read in conjunction with the Pro Forma Combined Financial Statements of the Company, including the Notes thereto, included elsewhere in this Prospectus.

                                                                               PRO FORMA
                                                                             --------------
                                                                             (IN THOUSANDS)
    Short-term debt:
      Current maturities of long-term debt.................................     $  8,000
                                                                                ========
    Long-term debt:
      Revolving credit facility............................................     $ 30,349
      Term loan............................................................       32,000
      Subordinated debt....................................................       16,710
                                                                                --------
              Total long-term debt.........................................       79,059
                                                                                --------
    Stockholders' equity:
      Common Stock(1)......................................................        1,662
      Common Stock subscription receivable.................................         (275)
      Additional paid-in capital...........................................       62,692
      Accumulated deficit..................................................       (5,698)
      Foreign currency translation adjustment..............................           22
                                                                                --------
              Total stockholders' equity...................................       58,403
                                                                                --------
              Total capitalization.........................................     $137,462
                                                                                ========

---------------

(1) Does not include (i) 1,147,214 shares of Common Stock issuable upon conversion or exercise of certain options, warrants and other convertible securities and (ii) 330,000 shares of Common Stock issuable upon exercise of the Representative's Warrants.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed combined financial information and explanatory notes give effect to the Acquisitions and are based on the estimates and assumptions set forth in the notes to such statements. This pro forma information has been prepared using the historical financial statements of Striker, GS Roofing and Woodland and should be read in conjunction with the historical financial statements and notes thereto included elsewhere in this Prospectus.

     The pro forma condensed combined financial information for the year ended December 31, 1995 and the nine months ended September 30, 1996, gives effect to the Acquisitions and other transactions contemplated in connection with this Prospectus as if they had occurred on January 1, 1995. The pro forma balance sheet information was prepared as if the Acquisitions and other transactions occurred on September 30, 1996. Management believes that the following presentation will help potential investors in evaluating the ability of the Company to meet its future obligations. The pro forma combined financial data may not be indicative of actual results that would have been achieved if the transactions had occurred on the dates indicated or the results that may be realized in the future.

     The pro forma information is based on the historical statements of Striker combined with the operations of GS Roofing and Woodland giving effect to the acquisitions of GS Roofing and Woodland under the purchase method of accounting and the assumptions and adjustments (which the Company believes to be reasonable) described in the accompanying Notes to Unaudited Pro Forma Combined Financial Statements. Under the purchase method of accounting, assets acquired and liabilities assumed will be recorded at their estimated fair value at the date of acquisition. The pro forma adjustments set forth in the following Unaudited Pro Forma Combined Financial Statements are estimated and may differ from the actual adjustments when they become known.

                              GSR INDUSTRIES, INC.

                        PRO FORMA COMBINED BALANCE SHEET
                                 (IN THOUSANDS)
                                  (UNAUDITED)
                               SEPTEMBER 30, 1996

                                     ASSETS

                                                                                                                  PRO
                                                                                                 PRO FORMA       FORMA
                                                             STRIKER   GS ROOFING   WOODLAND    ADJUSTMENTS     COMBINED
                                                             -------   ----------   ---------   -----------     --------
Current assets:
  Cash and cash equivalents................................. $   184    $    214     $   500     $      --      $   898
  Cash, restricted as to use................................     360          --          --          (360)(b)       --
  Short term notes receivable...............................     490          --          --            --          490
  Accounts receivable, net..................................   1,758      48,454       1,116            --       51,328
  Inventories...............................................     473      29,098         315            --       29,886
  Other receivables.........................................      --       1,783          --            --        1,783
  Income tax receivable.....................................      --         684          --            --          684
  Prepaid expense and other current assets..................     347         500           6            --          853
  Deferred tax assets.......................................      --       3,250          --            --        3,250
                                                             -------    --------      ------      --------      -------
        Total current assets................................   3,612      83,983       1,937          (360)      89,172
Property and equipment, net.................................  16,257      34,273         551        15,000(a)    66,081
Deferred costs and other....................................   2,031          --          --          (900)(a)      961
                                                                                                      (170)(b)
Deferred tax assets.........................................      --         633          --                        633
Other assets................................................      --         613          --         4,490(b)     5,928
                                                                  --          --          --           825(a)
Goodwill....................................................      --          --          --        44,054(a)    44,054
                                                             -------    --------      ------      --------      -------
        Total assets........................................ $21,900    $119,502     $ 2,488     $  62,939      $206,829
                                                             =======    ========      ======      ========      =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt...................... $   828    $  1,045     $    --     $   6,127(b)   $ 8,000
  Revolving lines of credit.................................     722          --          --          (722)(b)       --
  Accounts payable..........................................   2,489      23,594       1,136            --       27,219
  Accrued liabilities.......................................     610       6,420          38           403(a)     7,471
  Current obligations under capital leases..................      50          --          --            --           50
  Current portion of product warranty liability.............      --       4,500          --            --        4,500
  Income taxes payable......................................      --         997          --            --          997
                                                             -------    --------      ------      --------      -------
        Total current liabilities...........................   4,699      36,556       1,174         5,808       48,237
Long-term obligations:
  Notes payable to affiliates...............................   5,300          --          --        (5,300)(b)       --
  Long-term debt, net of current portion....................   1,368      37,627          --       (38,995)(b)       --
  Revolving line of credit..................................      --          --          --        30,349(b)    30,349
  Senior Secured Term Loan..................................      --          --          --        32,000(b)    32,000
  Senior Subordinated Note Payable..........................      --          --          --        15,000(b)    13,710
                                                                  --          --          --        (1,290)(b)
  Seller Subordinated Note Payable..........................      --          --          --         3,000(a)     3,000
  Product warranty liability................................      --      13,045          --            --       13,045
  Retiree benefit obligation................................      --          --          --         2,893(a)     2,893
  Deferred income taxes.....................................      --          --          --         5,205(a)     3,963
                                                                  --          --          --        (1,242)(a)
  Other liabilities.........................................      31         776          --           422(a)     1,229
                                                             -------    --------      ------      --------      -------
        Total liabilities...................................  11,398      88,004       1,174        47,850      148,426
Stockholders' equity
  Common stock..............................................   2,185           6          --          (529)(c)    1,662
  Stock Subscriptions Receivable............................    (275)         --          --            --         (275)
  Additional paid-in capital................................  14,098          38          --        30,487(c)    62,692
                                                                  --          --          --           529(c)
                                                                                                    17,150(a)
                                                                                                      (900)(c)
                                                                  --          --          --         1,290(b)
  Retained earnings (deficit)...............................  (5,528)     32,707          --       (32,707)(a)   (5,698)
                                                                                                      (170)(b)
  Foreign currency translation adjustment...................      22          --          --                         22
  Treasury stock............................................      --      (1,253)         --         1,253(a)        --
                                                             -------    --------      ------      --------      -------
        Total stockholders' equity..........................  10,502      31,498          --        16,403       58,403
                                                             -------    --------      ------      --------      -------
        Total liabilities and stockholders' equity.......... $21,900    $119,502     $ 1,174     $  64,253      $206,829
                                                             =======    ========      ======      ========      =======

                              GSR INDUSTRIES, INC.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                               PRO FORMA      PRO FORMA
                                            STRIKER   GS ROOFING   WOODLAND   ADJUSTMENTS     COMBINED
                                            -------   ----------   --------   -----------     ---------
Net sales.................................  $ 7,983    $275,983    $11,251      $    --       $ 295,217
Costs of goods sold.......................    7,023     223,694      8,422          750(d)      239,889
                                            -------    --------    -------       ------        --------
Gross profit..............................      960      52,289      2,829         (750)         55,328
Operating expenses
  Selling.................................    1,993      11,676         --           --          13,669
  Freight.................................       --      22,199         --           --          22,199
  General and administrative..............       --       8,011        758        1,468(d)        8,895
                                                                                 (1,321)(e)
                                                 --          --         --         (139)(a)
                                                 --          --         --          118(a)
                                            -------    --------    -------       ------        --------
  Operating income (loss).................   (1,033)     10,403      2,071         (876)         10,565
Other income (expense):
  Interest expense........................     (311)     (3,226)        --       (5,310)(f)      (9,745)
                                                                                   (898)(b)
  Other income............................       34          --        124         (103)(a)          55
                                            -------    --------    -------       ------        --------
Income (loss) before income taxes.........   (1,310)      7,177      2,195       (7,187)            875
Provision for income taxes................       --       2,397         --       (1,577)(g)         820
                                            -------    --------    -------       ------        --------
  Net income (loss).......................  $(1,310)   $  4,780    $ 2,195      $(5,610)      $      55
                                            =======    ========    =======       ======        ========
Pro forma net income per share............                                                    $     .01
                                                                                               ========
Pro forma weighted average shares
  outstanding.............................                                                        9,073
                                                                                               ========

                              GSR INDUSTRIES, INC.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996

                                                                               PRO FORMA      PRO FORMA
                                            STRIKER   GS ROOFING   WOODLAND   ADJUSTMENTS     COMBINED
                                            -------   ----------   --------   -----------     ---------
Net sales.................................  $ 5,105    $201,654     $8,585      $    --       $ 215,344
Costs of goods sold.......................    4,971     163,985      6,965          563(d)      176,484
                                            -------    --------    -------      -------        --------
Gross profit..............................      134      37,669      1,620         (563)         38,860
Operating expenses
  Selling.................................    1,622       9,521         --           --          11,143
  Freight.................................       --      15,271         --           --          15,271
  General and administrative..............       --       5,614        564        1,101(d)        6,345
                                                 --          --         --           89(a)
                                                 --          --         --       (1,023)(e)
                                            -------    --------    -------      -------        --------
  Operating income (loss).................   (1,488)      7,263      1,056         (730)          6,101
Other income (expense)
  Interest expense........................     (481)     (2,245)        --       (3,909)(f)      (7,309)
                                                 --          --         --         (674)(b)
  Other income............................       --          --        126         (101)(a)          25
                                            -------    --------    -------      -------        --------
Income (loss) before income taxes
  (benefit)...............................   (1,969)      5,018      1,182       (5,414)         (1,183)
Provision for income taxes (benefit)......       --       2,113         --       (2,142)(g)         (29)
                                            -------    --------    -------      -------        --------
  Net income (loss).......................  $(1,969)   $  2,905     $1,182      $(3,272)      $  (1,154)
                                            =======    ========    =======      =======        ========
Pro forma net loss per share..............                                                    $    (.14)
                                                                                               ========
Pro forma weighted average shares
  outstanding.............................                                                        8,310
                                                                                               ========

                    NOTES TO PRO FORMA FINANCIAL STATEMENTS

PRO FORMA ACQUISITION ADJUSTMENTS

     (a) GSR's acquisition of 100% of the outstanding Striker common stock for 3,260,000 shares of GSR stock (plus an additional 634,214 shares of GSR stock to be issued from time to time pursuant to certain options, warrants, and convertible securities) will be accounted for as a recapitalization of Striker with carryover of historical basis. GSR will purchase 100% of the outstanding GS Roofing common stock for $55.5 million in cash and 1,750,000 shares of GSR stock and acquire certain assets and assume certain liabilities of Woodland for $7.5 million cash and $3.0 million of subordinated notes payable. At the time of the Acquisitions, deferred acquisition costs and related transaction fees capitalized by Striker at September 30, 1996 will be included in GSR's goodwill. At closing, GS Roofing's chief executive officer will enter into a non-compete agreement with GSR that prohibits him from competing with the Company for five years following his termination of employment with the Company in exchange for approximately $825,000, all of which is payable in monthly installments during 1997 and 1998.

     Property, plant and equipment have been valued at fair value as estimated by Founding Company management. The estimate resulted in an increase in carrying value of the assets of $15.0 million and a deferred income tax liability of $5.2 million (representing 35% of the increase in asset value due to the assumption of GS Roofing's tax basis). Concurrent with the acquisitions, GSR will recognize the tax benefits related to the operating loss carryforwards of Striker, the effect of which is to reduce goodwill and deferred tax liabilities by $1.2 million. Giving effect to the above, the Acquisitions will result in the following (in thousands):

    Assets Acquired:
      Current assets..........................................................  $ 85,920
      Property and equipment..................................................    49,824
      Other assets............................................................     1,246
      Goodwill................................................................    44,054
                                                                                --------
                                                                                $181,044
                                                                                ========
    Liabilities assumed and consideration paid:
      Current liabilities.....................................................  $ 36,685
      Long-term debt..........................................................    41,672
      Deferred income taxes...................................................     3,963
      Other long-term liabilities.............................................    16,714
      Common stock issued.....................................................    17,500
      Cash paid...............................................................    64,510
                                                                                --------
                                                                                $181,044
                                                                                ========

     (b) Immediately upon consummation of the Acquisitions, GSR will refinance the existing debt of Striker and GS Roofing ($46.9 million at September 30, 1996), pay the cash portion of the transaction as identified above and will have initial borrowings under its revolving credit of $30.3 million. Discounted aggregate debt at closing including certain non-bank debt, based on the September 30, 1996 balance sheet, will be $87.1 million of which $8.0 million will be included in current liabilities. The warrants issued in connection with the $15.0 million senior subordinated note payable are exercisable at the initial public offering price and reflected as a discount to long-term debt and an increase in additional paid-in capital for their estimated market value. The Company will incur approximately $4.49 million of fees related to the new agreement which will be amortized over the respective lives of the agreements. Approximately $170,000 of existing debt financing costs will be written-off in conjunction with the refinancing.

     (c) Reflects the issuance in the public offering of 3,300,000 shares at $10.00 per share, with net proceeds of $29.6 million to the Company.

     (d) Reflects increased depreciation expense due to the write-up of fixed assets depreciated over the estimated twenty year life and increased amortization related to costs in excess of net assets acquired, amortized over 30 years.

                                                                              NINE MONTHS ENDED
                                                           YEAR ENDED           SEPTEMBER 30,
                                                        DECEMBER 31, 1995           1996
                                                        -----------------     -----------------
                                                                    (IN THOUSANDS)
    Depreciation on asset write-up of $15.0 million...       $   750               $   563
    Amortization of goodwill of $44.1 million.........         1,468                 1,101
                                                              ------                ------
                                                             $ 2,218               $ 1,664
                                                              ======                ======

     (e) Reflects the elimination of salaries, benefits and related costs incurred during 1995 and the first nine months of 1996 of the combined entity's corporate staff and other administrative personnel who will be redundant to the combined entity and not retained on an ongoing basis.

     (f) Reflects an adjustment to interest expense due to estimated debt that would have been outstanding which includes the subordinated notes payable to be issued by GSR. GSR will incur an initial revolving and term loan borrowing of $70.3 million generally bearing interest at a rate of 9.5%, $15.0 million senior subordinated note payable generally bearing interest at a rate of 11.5% (an effective interest rate of approximately 14.5% in the first year) and a $3.0 million seller subordinated note generally bearing interest at a rate of 8.5%. Each increase of 12.5 basis points in the borrowing rate will result in additional interest of approximately $111,000 annually or $28,000 quarterly.

     (g) Reflects an adjustment to income tax expense (benefit) related to the above adjustments (except the amortization of goodwill related to the GS Roofing acquisition) at a rate of 35%.

         SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected consolidated financial data for and as of the end of each of the years in the five-year period ended December 31, 1995, have been derived from the audited Consolidated Financial Statements of Striker. The selected consolidated financial data of Striker for the nine-month periods ended September 30, 1995 and 1996 have been derived from Striker's unaudited Consolidated Financial Statements. Such unaudited Consolidated Financial Statements, in the opinion of management, reflect all adjustments, consisting of normal recurring accruals, necessary to present fairly such information for those periods and Striker's financial condition as of such dates. Results for the nine-month period ended September 30, 1996 are not necessarily indicative of results to be expected for the year ended December 31, 1996. This information should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Consolidated Financial Statements included elsewhere in this Prospectus.

     The pro forma combined financial information for the year ended December 31, 1995 and the nine months ended September 30, 1996 give effect to the Acquisitions and other transactions contemplated in connection with this Prospectus as if they had occurred on January 1, 1995. The pro forma combined balance sheet information was prepared as if the Acquisitions and other transactions occurred on September 30, 1996. The pro forma combined financial data may not be indicative of actual results that would have been achieved if the transactions had occurred on the dates indicated or the results that may be realized in the future.

                                                                                COMPANY PRO                         COMPANY
                                                                                FORMA YEAR        STRIKER          PRO FORMA
                                                   STRIKER                         ENDED        NINE MONTHS       NINE MONTHS
                                                 YEAR ENDED                      DECEMBER          ENDED             ENDED
                                                DECEMBER 31,                        31,        SEPTEMBER 30,     SEPTEMBER 30,
                                ---------------------------------------------   -----------   ----------------   -------------
                                1991(1)   1992     1993      1994      1995        1995        1995     1996         1996
                                -------  ------   -------   -------   -------   -----------   ------   -------   -------------
STATEMENT OF OPERATIONS DATA:
Net sales...................... $2,561   $4,956   $ 5,933   $ 7,978   $ 7,983    $ 295,217    $6,506   $ 5,105     $ 215,344
Cost of sales..................  2,294    4,613     7,109     7,926     7,023      239,889     5,192     4,971       176,484
Gross margin...................    267      343    (1,176)       52       960       55,328     1,314       134        38,860
Selling, general and
  administrative expenses......    305      427     1,249     1,683     1,993       44,763     1,400     1,622        32,759
Operating income (loss)........    (38)     (84)   (2,425)   (1,631)   (1,033)      10,565       (86)   (1,488)        6,101
Interest expense...............     --        9       111       256       311        9,745       135       481         7,309
Other income...................     25       13        21       145        34           55        18        --            25
Income (loss) before income
  taxes and extraordinary
  item.........................    (13)     (80)   (2,515)   (1,742)   (1,310)         875      (203)   (1,969)       (1,183)
Income tax expense (benefit)...     --       --        --        --        --          820        --        --           (29)
Extraordinary item.............     --       --        --     2,101        --                     --        --            --
Net income (loss)..............    (13)     (80)   (2,515)      359    (1,310)          55      (203)   (1,969)       (1,154)
Earnings (loss) per share......  (0.01)   (0.04)     (.43)      .04      (.13)          --      (.02)     (.18)           --
Pro forma earnings (loss) per
  share........................     --       --        --        --        --          .01        --                    (.14)
Number of shares outstanding...  2,100    2,100     5,860    10,012     9,868        9,073     9,641    10,794         8,310
CASH FLOW DATA:
  Depreciation and
    amortization...............     84      193       355       539       749           --       548       609            --
  Capital expenditures.........  1,582      800     1,969     1,462     3,982           --    (3,146)      968            --
BALANCE SHEET DATA:
  Working capital (deficit)....     18      (14)   (1,469)       30    (2,179)          --      (308)   (1,087)       40,935
  Total assets.................  2,209    3,421     5,862     6,838    18,322           --    19,821    21,900       206,829
  Long-term debt, less current
    portion....................    163      148     2,131     1,253     2,388           --     2,403     6,668        79,059
  Total stockholders' equity...  1,497    2,267       688     4,165    11,946           --    13,328    10,502        58,403

---------------

(1) For the period from inception (January 25, 1991) to December 31, 1991.

       SUPPLEMENTAL FINANCIAL DATA -- FOUNDING AND PREDECESSOR COMPANIES
                                 (IN THOUSANDS)

     The following summary supplemental financial data of each of the Founding Company and the Predecessor Companies for each of the periods indicated has been derived from: (i) the audited historical financial statements of Striker, GS Roofing and Woodland as of and for the three years ended December 31, 1995; and
(ii) the unaudited interim financial statements of Striker, GS Roofing and Woodland for the nine months ended September 30, 1995 and September 30, 1996 appearing elsewhere in this Prospectus. The supplemental financial data shown below is not necessarily indicative of the results of operations for the Founding Company and Predecessor Companies had they been combined during the periods indicated below. The information for the nine months ended September 30, 1995 and September 30, 1996 is not necessarily indicative of the results for the entirety of years 1995 and 1996, respectively. This information should be read in conjunction with "Summary Historical and Pro Forma Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus.

                                                                                  NINE MONTHS
                                              YEAR ENDED DECEMBER 31,         ENDED SEPTEMBER 30,
                                          --------------------------------    --------------------
                                            1993        1994        1995        1995        1996
                                          --------    --------    --------    --------    --------
FOUNDING COMPANY:
STRIKER
  Net sales.............................  $  5,933    $  7,978    $  7,983    $  6,506    $  5,105
  Operating income (loss)...............    (2,425)     (1,631)     (1,033)        (86)     (1,488)
  Net income (loss).....................    (2,515)        359      (1,310)       (203)     (1,969)
  Total assets(1).......................     5,862       6,838      18,322      19,821      21,900
  Total liabilities(1)..................     5,174       2,673       6,377       6,493      11,398
PREDECESSOR COMPANIES:
GS ROOFING
  Net sales.............................   286,922     266,892     275,983     210,799     201,654
  Operating income......................    14,408       8,694      10,403       9,348       7,263
  Net income............................     6,915       2,890       4,780       3,950       2,905
  Total assets(1).......................    94,794      95,552     101,257     106,513     119,502
  Total liabilities(1)..................    73,128      71,685      72,676      78,871      88,004
WOODLAND
  Net sales.............................     8,934      10,509      11,251       8,617       8,585
  Operating income (loss)...............      (218)        451       2,071       1,826       1,056
  Net income (loss)(2)..................      (180)        500       2,195       1,904       1,182
  Total assets(1).......................     2,751       3,226       4,983       4,612       5,447
  Total liabilities(1)..................       527         512         524         359       1,174
COMBINED COMPANIES(3):
  Net sales.............................   301,789     285,379     295,217     225,922     215,344
  Operating income (loss)...............    11,765       7,514      11,441      11,088       6,831
  Net income............................     4,220       3,749       5,665       5,651       2,118
  Total assets(1).......................   103,407     105,616     124,562     130,946     146,849
  Total liabilities(1)..................    78,829      74,870      79,577      85,723     100,576

---------------

(1) Balance sheet data are presented as of the last day of the period.

(2) Woodland was a flow-through entity for federal income tax purposes for the periods above.

(3) Combined amounts represent the summation of the respective category for all of the entities listed above. The combined amounts do not include the effect of pro forma adjustments, and may not be indicative of (i) the results that actually would have occurred if the Acquisitions had been consummated as of the pro forma dates indicated elsewhere in this Prospectus or (ii) future results of operations of the combined companies and are not intended to be a presentation in accordance with generally accepted accounting principles.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion has been divided into four sections: (i) the liquidity and capital resources of the Company on a pro forma basis; (ii) a discussion of the financial statements of Striker for the historical periods indicated; (iii) a discussion of the financial statements of GS Roofing for the historical periods indicated; and (iv) a discussion of the financial statements of Woodland for the historical periods indicated. GSR is not separately discussed below because it is a newly formed company created only to facilitate the Acquisitions and has conducted no business to date.

     The entirety of the following discussions should be read in connection with "Summary Historical and Pro Forma Financial and Operating Data," "Selected and Pro Forma Financial and Operating Data" and the Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus.

OVERVIEW

     Historically, approximately 70% of the Company's revenue has been derived from sales of residential roofing products. The rate of new housing starts has been generally lower in the 1990's than during the 1970's and the 1980's. However, fluctuations in new housing starts currently do not have a significant impact on the roofing products industry since residential re-roofing represents approximately 80% of the residential roofing products market.

     The roofing products industry historically has been cyclical and seasonal and is influenced by many of the same national and regional economic and demographic factors that affect the overall building construction industry, including the availability of financing, regional employment trends and consumer confidence in the economy. The weakest demand typically occurs from November through March, and the strongest demand typically occurs during the second and third calendar quarters. The Company typically reduces inventory levels in November and December and then increases inventory production in January to meet anticipated demand for the beginning of the roofing season, which, depending on regional weather conditions, begins in March or April. As a result of the reduction of inventory levels, the Company's borrowings under its revolving credit facility decrease during the November and December period. As a result of the increase in the production of inventory beginning in January, the Company's level of revolving credit borrowings and inventory levels increase.

     Uncharacteristic or extreme weather affects the typical cycle of seasonality in the roofing products industry. The degree and duration of cold, wet or icy conditions within a region affect demand by discouraging roofing and other construction activity. High winds from tornadoes, hurricanes and other storms, as well as the effects of hail, can cause significant roof damage. Damage of this nature typically affects a large number of roofs in a local area, which creates high demand for roofing products.

                                  THE COMPANY

LIQUIDITY AND CAPITAL RESOURCES

     The Company requires liquidity and capital primarily for the manufacture of inventory and to invest in property, plant and equipment necessary to improve operations. Historically, the Company has financed both working capital and capital expenditure requirements through internally generated funds and funds provided by a revolving line of credit and term loan facility.

     The following table sets forth the Company's combined sources (uses) of cash from operating, investing and financing activities for the periods indicated:

                                                                           NINE MONTHS
                                                                         ENDED SEPTEMBER
                                                                               30,
                                         YEAR ENDED DECEMBER 31,           (UNAUDITED)
                                      ------------------------------    ------------------
                                       1993       1994        1995       1995       1996
                                      -------    -------    --------    -------    -------
                                                         (IN THOUSANDS)
        CASH FROM:
        Operating activities........  $ 5,762    $  (545)   $ 11,852    $ 4,291    $(6,370)
        Investing activities........   (8,631)    (4,389)    (10,386)    (8,239)    (9,424)
        Financing activities........    1,970      4,980         950      5,888     15,915

     From 1993 through the nine months ended September 30, 1996, the Company generated $10.7 million of net cash from combined operating activities. Net cash used in investing activities was primarily attributable to capital expenditures in plant automation. Net cash provided by financing activities was primarily attributable to net borrowings of short and long-term debt obligations.

     Capital expenditures for the first three quarters of 1996 were $10.2 million while combined capital expenditures for the corresponding period in 1995 were $8.3 million. Capital expenditures are expected to total approximately $19.0 million in 1997. In addition, the Company's business strategy requires additional capital expenditures of approximately $8.0 million in connection with the construction of an additional granule plant to reduce raw material costs and further implement the Company's vertical integration strategy.

     Consummation of the Acquisitions is contingent upon the successful completion of the Debt Financing. The Debt Financing consists of (i) a $60.0 million senior secured revolving credit facility; (ii) a $40.0 million senior secured term loan that will rank pari passu in right of payment with the revolving credit facility from a collateral pool of all of the current and fixed assets of the Company and its subsidiaries; and (iii) $15.0 million of subordinated debt, which will include the issuance of warrants to purchase 430,000 shares of Common Stock.

     The Company intends to satisfy its capital expenditure and working capital requirements primarily with cash flow from operations and availability under its line of credit. Although no assurances can be given, the Company's management believes that cash flow from operations and its line of credit will provide sufficient liquidity to enable it to meet its currently foreseeable working capital and capital expenditure requirements.

STRIKER INDUSTRIES, INC.

RESULTS OF OPERATIONS

                                                                             NINE MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                            -----------------------------    -----------------
                                             1993       1994       1995       1995      1996
                                            -------    -------    -------    ------    -------
                                                              (IN THOUSANDS)
    Revenue...............................  $ 5,933    $ 7,978    $ 7,983    $6,506    $ 5,105
    Cost of Sales.........................    7,109      7,926      7,023     5,192      4,971
                                            -------    -------    -------    ------    -------
    Gross Margin..........................   (1,176)        52        960     1,314        134
    Selling, general and administrative...    1,249      1,683      1,993     1,400      1,622
                                            -------    -------    -------    ------    -------
    Operating (loss)......................   (2,425)    (1,631)    (1,033)      (86)    (1,488)
    Interest expense, net.................     (111)      (256)      (311)     (135)      (481)
    Other income..........................       21        145         34        18         --
                                            -------    -------    -------    ------    -------
    Net loss before income taxes and
      extraordinary item..................  $(2,515)   $(1,742)   $(1,310)   $ (203)   $(1,969)
                                            =======    =======    =======    ======    =======

     Striker has continued to experience operating losses for the nine months ended September 30, 1996. Striker also has experienced liquidity concerns during 1996 primarily resulting from the costs associated with the Acquisitions and the activation of its Thorold Mill. As a result, Striker has been dependent upon borrowings under various subordinated debt arrangements with certain of its stockholders and others for operating capital.

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 1995

     Revenue. Revenue decreased $1.4 million, or 21.5%, from $6.5 million in the first nine months of fiscal 1995 to $5.1 million in the first nine months of fiscal 1996. This decrease was primarily due to a reduction in units (tons) sold and a decrease in the average realized sales price of dry felt. Additionally, for the first nine months of 1995, Striker realized approximately $195,000 of revenue due to the sale of saturated felt products in inventory. There were no sales of saturated products for the first nine months of 1996.

     Gross Margin. Gross margin decreased $1.2 million, or 89.8%, from $1.3 million in the first nine months of fiscal 1995 to $134,000 in the first nine months of fiscal 1996. As a percentage of revenue, gross margin decreased from 20.2% in the first nine months of fiscal 1995 to 2.6% in the first nine months of fiscal 1996. This decrease was primarily due to start-up costs associated with the opening of the Thorold Mill in September 1996.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $0.2 million, or 15.9%, from $1.4 million for the first nine months of 1995 to $1.6 million for the first nine months of 1996. The increase was due primarily to an increase in administrative personnel and related costs in conjunction with the operation of Thorold Mill.

     Interest Expense, Net. Interest expense, net increased $0.3 million, or 256.3%, from $0.1 million for the first nine months of 1995 to $0.5 million for the first nine months of 1996. This increase was due to borrowings entered into during mid-1995 and additional subordinated borrowings in 1996.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1994

     Sales. Though revenue remained relatively constant, Striker's product mix became almost exclusively dry felt in 1995 from a mix of saturated felt and dry felt in 1994.

     Gross Margin. Gross margin increased $0.9 million, or 1,746.2%, from $52,000 in fiscal 1994 to $1.0 million in fiscal 1995. As a percentage of revenues, gross margins increased from 0.7% in fiscal 1994 to 12.0% in fiscal 1995. Improved gross margins were primarily due to exclusive manufacturing of dry felt, higher realized sales prices for dry felt and pulp hedge gains totaling $0.5 million.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for 1995 increased $0.3 million, or 18.4%, from fiscal 1994 to $1.7 million in fiscal 1994 to $2.0 million in fiscal 1995. This increase resulted from an increase in the number of administrative employees and an increase in office and other expenses relating to the acquisition of the Thorold Mill in mid-1995.

     Interest Expense, Net. Interest expense, net increased $55,000, or 21.5%, from $256,000 in fiscal 1994 to $311,000 for fiscal 1995. This increase was due to additional borrowings during 1995.

YEAR ENDED DECEMBER 31, 1994 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1993

     Revenue. Revenue for 1994 increased $2.1 million, or 34.5%, from $5.9 million for fiscal 1993 to $8.0 million for fiscal 1994. This increase was due primarily to a larger volume of saturated felt sales and higher realized sales prices for dry felt in 1994.

     Gross Margin. Gross margin increased $1.2 million from $(1.2) million in fiscal 1993 to $52,000 in fiscal 1994. As a percentage of sales, gross margins increased from (19.8)% for fiscal 1993 to 0.7% for fiscal 1994. Improved gross margins were primarily due to improved saturator conversion factors, higher realized sales prices for dry felt and pulp hedge gains totaling approximately $494,000.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $0.4 million, or 34.8%, from $1.2 million for fiscal year 1993 to $1.7 million for fiscal 1994. The increase was due to increases in regulatory filings and related public filing fees, legal fees, and other expenses relating to required public company filings.

     Interest Expense, Net. Interest expense, net increased $145,000, or 130.6%, from $111,000 in fiscal 1993 to $256,000 in fiscal 1994. This increase was due to borrowings under convertible subordinated notes, the revolving receivables purchase facility, notes payable to affiliates and capital leases.

GS ROOFING PRODUCTS COMPANY, INC.

RESULTS OF OPERATIONS

                                                                           NINE MONTHS ENDED
                                          YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                      --------------------------------    --------------------
                                        1993        1994        1995        1995        1996
                                      --------    --------    --------    --------    --------
                                                           (IN THOUSANDS)
    Net Sales.......................  $286,922    $266,892    $275,983    $210,799    $201,654
    Cost of Sales...................   228,514     215,061     223,694     169,748     163,985
                                      --------    --------    --------    --------    --------
    Gross Margin....................    58,408      51,831      52,289      41,051      37,669
    Selling, freight, general and
      administrative................    44,000      43,137      41,886      31,703      30,406
                                      --------    --------    --------    --------    --------
    Operating profit................    14,408       8,694      10,403       9,348       7,263
    Interest expense and other......     3,112       3,754       3,226       2,547       2,245
                                      --------    --------    --------    --------    --------
    Net profit before income
      taxes.........................  $ 11,296    $  4,940    $  7,177    $  6,801    $  5,018
                                      ========    ========    ========    ========    ========

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED WITH THE NINE MONTHS ENDED SEPTEMBER 30, 1995

     Beginning the last quarter of 1994 and continuing through the fourth quarter of 1996, GS Roofing implemented a plant automation and improvement program. Management believes that a significant portion of $6.5 million of excess manufacturing costs during 1996 were related to down time, increased product waste and lower product run rates during the installation of new equipment and upgrading of existing equipment. In addition, production levels were adversely affected during the run-in period during which the GS Roofing employees adjusted and configured the new or upgraded equipment. As a result of this automation program, GS Roofing has decreased its hourly workforce by approximately 125 employees and expects to reduce its hourly workforce by another 25 employees by the second quarter of 1997. Management believes that this headcount reduction will result in approximately $6.0 million of annual labor cost savings beginning in the second quarter of fiscal 1997.

     Net Sales. Net sales declined $9.1 million, or 4.3%, from $210.8 million in the first nine months of fiscal 1995 to $201.7 million in the first nine months of fiscal 1996. This decline in net sales was due primarily to unusually high storm-related demand in 1995. The volume of sales of laminated shingles, strip shingles and residential roll products decreased by 11.8%, 11.3%, and 0.8%, respectively, from the first nine months of 1995 to the first nine months of 1996. These fiscal year 1996 decreases were partially offset by volume increases for commercial roll products of 5.8% and higher selling prices for strip shingles from the first nine months of 1995 to the first nine months of 1996.

     Gross Margin. Gross margin declined $3.4 million, or 8.2%, from $41.1 million in the first nine months of fiscal 1995 to $37.7 million in the first nine months of fiscal 1996. As a percentage of net sales, gross margin decreased from 19.5% in the first nine months of fiscal 1995 to 18.7% in the first nine months of fiscal 1996. This decrease was due primarily to increases in labor costs and disruptions in production caused by the implementation of the automation and improvement program.

     Selling, Freight, General and Administrative Expenses. Selling, freight, general and administrative expenses decreased $1.3 million, or 4.1%, from $31.7 million in the first nine months of fiscal 1995 to $30.4 million in the first nine months of fiscal 1996. As a percentage of net sales, selling, freight, general and administrative expenses were 15.0% in the first nine months of fiscal 1995 and 15.1% in the first nine months of fiscal 1996.

     Interest Expense. Interest expense decreased $0.3 million, or 11.9%, from $2.5 million in the first nine months of fiscal 1995 to $2.2 million in the first nine months of fiscal 1996, due primarily to lower average interest rates attributable to the renegotiation and renewal of the revolving credit facility partially offset by higher average outstanding balances during the first nine months of fiscal 1996 compared to the first nine months of fiscal 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1994

     Net Sales. Net sales increased by $9.1 million, or 3.4% from $266.9 million for fiscal 1994 to $276.0 million for fiscal 1995. This increase was primarily due to higher selling prices as well as an increase in the volume of sales of strip shingles, residential rolls and commercial rolls of 2.6%, 8.5%, and 6.8%, respectively, due mainly to reroofing caused by storm activity in the first and second quarters of 1995. These increases were partially offset by a reduction in the volume of sales of premium laminated shingles by 8.7% primarily due to production shortfalls attributable to the labor disruption at the Wilmington facility. See "Business -- Employees."

     Gross Margin. Gross margin increased by $0.5 million, or 1.0%, from $51.8 million in fiscal 1994 to $52.3 million in fiscal 1995. As a percentage of net sales, gross margin decreased from 19.4% in 1994 to 19.0% in 1995. This decrease was primarily due to higher plant operating costs attributable to the labor disruption at the Wilmington facility, but was partially offset by higher realized sales prices on most products.

     Selling, Freight, General and Administrative Expenses. Selling, freight, general and administrative expenses decreased $1.3 million, or 2.9%, from $43.1 million in fiscal 1994 to $41.9 million in fiscal 1995. As a percentage of net sales, selling, freight, general and administrative expenses decreased from 16.2% in 1994 to 15.2% in 1995. This improvement was primarily the result of the realization of savings attributable to prior staff reductions and cost savings measures in the administrative and selling areas, partially offset by a settlement loss of $1.1 million related to the termination of GS Roofing's defined benefit pension plan.

     Interest Expense. Interest expense decreased $0.5 million, or 14.1%, from $3.8 million in fiscal year 1994 to $3.2 million in fiscal year 1995. This decrease was due primarily to lower average interest rates attributable to the renegotiation of the revolving credit facility.

YEAR ENDED DECEMBER 31, 1994 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1993

     Net Sales. Net sales decreased $20.0 million, or 7.0%, from $286.9 million in fiscal year 1993 to $266.9 million in fiscal year 1994. This decline in net sales was due primarily to high reroofing demand caused by unusual hurricane and storm activity in 1993 combined with the decline in realized sales prices in the 1994 period. The volume of sales of premium laminated shingles, strip shingles, residential roll products and commercial roll products decreased by 1.0%, 7.2%, 12.9% and 1.0%, respectively.

     Gross Margin. Gross margin decreased $6.6 million, or 11.3%, from $58.4 million in fiscal 1993 to $51.8 million in fiscal 1994. As a percentage of net sales, gross margin decreased from 20.4% in fiscal 1993 to 19.4% in fiscal 1994. This decrease was primarily due to lower realized sales prices, partially offset by lower raw material and plant operating costs.

     Selling, Freight, General and Administrative Expenses. Selling, freight, general and administrative expenses decreased $0.9 million, or 2.0%, from $44.0 million in fiscal 1993 to $43.1 million in fiscal 1994. As a percentage of net sales, selling, freight, general and administrative expenses increased from 15.3% in 1993 to 16.2% in 1994. This increase was primarily the result of severance and other costs incurred in connection with staff reductions in the administrative and selling areas.

     Interest Expense. Interest expense increased $0.6 million, or 20.6%, from $3.1 million in fiscal 1993 to $3.8 million in fiscal 1994. This increase was due primarily to higher average interest rates and higher average outstanding loan balances during fiscal year 1994.

WOODLAND INDUSTRIES, INC.

RESULTS OF OPERATIONS

                                                                                NINE MONTHS
                                                                                   ENDED
                                                YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                                              ----------------------------    ----------------
                                               1993      1994       1995       1995      1996
                                              ------    -------    -------    ------    ------
                                                               (IN THOUSANDS)
    Net Sales...............................  $8,934    $10,509    $11,251    $8,617    $8,585
    Cost of Sales...........................   8,390      9,283      8,422     6,258     6,965
                                              ------    -------    -------    -------   -------
    Gross Margin............................     544      1,226      2,829     2,359     1,620
    Selling, general and administrative.....     762        775        758       533       564
                                              ------    -------    -------    -------   -------
    Operating profit (loss).................    (218)       451      2,071     1,826     1,056
    Interest and other income...............      38         49        124        78       126
                                              ------    -------    -------    -------   -------
    Net profit (loss) before income taxes...  $ (180)   $   500    $ 2,195    $1,904    $1,182
                                              ======    =======    =======    =======   =======

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED WITH THE NINE MONTHS ENDED SEPTEMBER 30, 1995

     Net Sales. Net sales decreased $32,000, or 0.4%, from $8.62 million in the first nine months of fiscal 1995 to $8.59 million in the first nine months of fiscal 1996. This decrease was due to a price reduction in saturated felt sold, partially offset by an increase in the amount of rolls sold. The decrease in the sales price of saturated felt was due to an increase in the availability of saturated felt in the marketplace.

     Gross Margin. Gross margin decreased $0.7 million, or 31%, from $2.4 million in the first nine months of 1995 to $1.6 million in the first nine months of 1996. As a percentage of net sales, gross margin decreased from 27.4% in the first nine months of fiscal 1995 to 18.9% in the first nine months of fiscal 1996. This was primarily due to lower sales prices for saturated felt as discussed above.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $31,000, or 6.0%, from $533,000 in the first nine months of 1995, to $564,000 in the first nine months of 1996. This was due primarily to an increase in payroll and payroll related costs.

     Net Interest Income. Net interest income increased $40,000, or 63%, from $78,000 in the first nine months of 1995 to $126,000 in the first nine months of 1996. This was due to an increase in short term investments.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1994

     Net Sales. Net sales increased $0.7 million, or 7.0%, from $10.5 million in fiscal 1994 to $11.3 million in fiscal 1995. This increase was a direct result of higher realized sales prices for saturated felt in 1995.

     Gross Margin. Gross margin increased $1.6 million, or 130.8%, from $1.2 million in fiscal 1994 to $2.8 million in fiscal 1995. The increase in gross margin was primarily due to higher realized sales prices for saturated felt.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $17,000, or 2.2%, from $775,000 in fiscal 1994 to $758,000 in fiscal 1995. This was due to a decrease in the net periodic pension costs.

     Net Interest Income. Net interest income increased $75,000, or 153.1%, from $49,000 in fiscal 1994 to $124,000 in fiscal 1995. This was due to an increase in short-term investment earning assets.

YEAR ENDED DECEMBER 31, 1994 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1993

     Net Sales. Net sales increased $1.6 million, or 18%, from $8.9 million in fiscal 1993 to $10.5 million in fiscal 1994. This increase was due to an increase in rolls sold combined with a marginal increase in the sales price per roll for saturated felt.

     Gross Margin. Gross margin increased $0.7 million, or 125.4%, from $0.5 million in fiscal 1993 to $1.2 million in fiscal 1994. As a percentage of net sales, gross margin increased from 6.1% in fiscal 1993 to 11.7% in fiscal 1994. This was due to an increase in the realized sales price for saturated felt, a reduction in manufacturing costs, and a decrease in repairs and maintenance.

     Selling, general and Administrative Expenses. Selling, general and administrative expenses increased $13,000, or 2.0%, from $762,000 in fiscal 1993 to $775,000 in fiscal 1994. This was due to an increase in profit sharing expense for 1994.

     Net Interest Income. Net interest income for 1994 increased $11,000, or 15%, from $38,000 in fiscal 1993 to $49,000 in fiscal 1994. This was due to an increase in short-term investments.

                                    BUSINESS

GENERAL

     The Company designs, manufactures and markets a full line of asphalt-based roofing products, including premium laminated shingles, strip shingles and roll roofing products for use in residential roofing applications, and roll roofing products, including built-up roofing and premium modified bitumen products, for use in commercial roofing applications. The Company believes it is the nation's third largest producer of asphalt-based residential roofing products. In 1995, the Company had combined gross sales of $323.0 million, approximately 72% of which were sales of residential roofing products, approximately 22% of which were sales of commercial roofing products and approximately 6% of which involved other roofing related materials. The Company employs a vertically integrated manufacturing process in which approximately 46% of the granules, 99% of the fiberglass mat and 100% of the dry felt it uses to manufacture its products are produced by the Company. Management believes the Company is among the most vertically integrated residential roofing products manufacturers in the United States. The Company operates 14 manufacturing plants located in the western, southeastern and northeastern United States and one plant in Ontario, Canada. During the six years ended December 31, 1996, the Company has invested, on a combined basis, approximately $40.0 million to upgrade, automate and streamline its manufacturing facilities. These capital expenditures have provided the Company with several facilities that are among the most automated and efficient in the roofing products industry. The Company believes its automation has enabled it to become one of the lowest cost, highest quality producers of asphalt-based roofing products in the United States.

BUSINESS STRATEGY

     The Company plans to become a nationwide manufacturer and marketer of asphalt-based roofing products. Over the last ten years, consolidation in the wholesale building supply industry has resulted in the development of strong, national wholesale distributors. These large wholesale distributors increasingly are demanding that their suppliers provide a full line of nationally branded products supported by superior service. While a few large nationwide manufacturers exist, most of the manufacturers in the roofing products industry operate regionally and do not offer a full line of products nationally. Since a substantial number of roofing products manufacturers do not provide products or services nationally, the Company believes that the opportunity exists for a vertically integrated roofing products manufacturer to supply a full line of roofing products nationwide and thereby achieve a strong competitive advantage within the industry. The Company intends to be in a position to take advantage of this opportunity through business initiatives that include:

     - Growth Through Acquisitions. The Company's primary strategy is to grow through acquisitions. The Company believes it can increase manufacturing and distribution efficiencies, lower its raw materials costs and broaden its customer base through the acquisition of companies that are not vertically integrated, do not have fully automated facilities or do not have a nationwide distribution network or full product line. By applying the Company's automation practices, manufacturing procedures and management discipline to acquired facilities, management believes it will achieve significant margin improvement in these facilities. The Company's plans include adding facilities in the regions of the United States that it does not currently serve. These acquisitions are expected to enable the Company to expand its manufacturing base, offer its products over a wider geographic area and diversify its product lines. Moreover, these acquisitions are expected to give the Company an increased national presence that will be attractive to the large national wholesalers of commercial and residential roofing products.

     - Vertical Integration. Unlike many roofing products manufacturers, the Company manufactures many of its product components and controls a substantial portion of its raw materials. By controlling the source of many of its raw materials, the Company is able to realize substantially higher margins on the sale of its products. The Company intends to expand its vertical integration by acquiring new sources of raw materials and by purchasing manufacturing facilities that will enable the Company to produce more of the components necessary to produce its products. Specifically, the Company intends to spend approximately $10.0 million (of which approximately $2.0 million has been spent) to acquire a rock quarry and construct a granule processing plant at the quarry. In addition, the Company plans to complete the upgrade of its plants and continue its vertical integration. This expansion is expected to enable the Company to continue to produce high quality products and reduce raw materials and manufacturing costs.

     - Two-Tier Marketing Program. The Company employs approximately 70 sales professionals to sell its products directly to national, regional and local distributors of asphalt-based roofing products. The Company also focuses its sales efforts on contractors, architects and engineers who can create indirect or "pull through" sales. Since homeowners often do not have sufficient experience with roofing products to identify and request a particular brand, they generally will follow the advice of contractors in selecting roofing products. In commercial roofing, the architects or engineers who design a roofing system often will specify the particular types or brands of roofing products that are required to be used in the system.

     - Expanded Automation Program. The Company has implemented an automation program designed to increase the efficiency of its manufacturing facilities and reduce production costs. In addition, the Company believes that as a result of such automation program it is an industry leader in employing statistical process control to monitor and improve color consistency, dimensional stability, product weight, and other production parameters on a real-time basis. During 1997, the Company expects to spend approximately $19.0 million on capital expenditures, of which approximately $10.0 million will be used to automate certain of its facilities. Additional expenditures will be necessary in future years for automation as additional facilities are acquired.

     - Development of Premium Products and Proprietary Products. The Company is committed to the development of premium products and proprietary products. The Company believes that premium and proprietary products can be sold at higher margins and that proprietary products can enable the Company to expand its customer base by offering products not offered by its competitors. Recently developed premium products include a modified hip and ridge shingle that enhances the appearance of rooflines and a modified asphalt shingle that withstands harsh weather conditions. In addition, the Company is implementing improvements to the existing saturated paper product lines at certain of its plants to facilitate the production of a proprietary value-added product called Fast Felt(R), a patented tar paper product for which the Company is the exclusive licensee. Management believes Fast Felt(R) is more easily installed and is better able to withstand severe weather conditions than conventional tar paper. The Company anticipates that it will begin marketing Fast Felt(R) in the first half of 1997.

INDUSTRY OVERVIEW

     Market Size. In 1995, the U.S. and Canadian market for sales of asphalt-based roofing products was approximately $10.5 billion, which comprised approximately 82% of the total U.S. and Canadian roofing products market. Reroofing accounts for approximately 80% of the total U.S. and Canadian roofing products market, with the balance being in new construction.

     Residential Roofing Products. Asphalt-based products used in residential roofing include strip shingles, premium laminated shingles and tar paper. Strip and laminated shingles are the most commonly used shingles in residential roofing applications. Strip shingles are lightweight shingles made from fiberglass mat or from an organic paper called dry felt. Laminated shingles are a premium product made with two layers of asphalt-coated fiberglass mat. Both strip and laminated shingles are embedded with mineral granules that add protection from sunlight degradation and serve decorative purposes. Fiberglass mat shingles currently represent approximately 90% of the U.S. and Canadian asphalt shingle market with dry felt (organic) shingles representing the remaining 10%. Tar paper is used as an underlayment for shingles in substantially all residential roofing applications.

     Other types of residential roofing products made by other manufacturers include those made from wood, concrete, tile and metal. The collective market share of these products is relatively small, although the market for tile shingles in both new construction and reroofing is growing in certain areas in which the Company sells its products, particularly in California.

     Commercial Roofing Products. The primary products used in commercial roofing are built-up roofing, premium asphalt-based modified bitumen rolls and single-ply roofing (which is not asphalt-based). A typical built-up roof consists of multiple layers of roll roofing products. Modified bitumen is a separate family of premium roll roofing products that can be used in lieu of built-up roofing. Single-ply roofing consists of a single layer of a non-asphalt-based rubberized compound that is attached to the roof by fasteners or other means thereby providing a seal. The Company does not produce single-ply roofing.

     Commercial roofing products are significantly different from the products used in residential roofing. The differences primarily are caused by the physical specifications of commercial buildings' roofs, which tend to be large and flat, as opposed to the smaller sloped roofs of residential buildings. Commercial roofs also are significantly more expensive to install and usually have a shorter life span than typical residential roofs.

     Distribution. Roofing products are distributed primarily through national, regional and local wholesalers and retailers. Sales to wholesalers are important because building and roofing contractors purchase most of their supplies from wholesalers. National retailers currently account for a relatively small, but growing, segment of roofing product sales. Because of transportation costs, distribution from any particular manufacturing facility generally is limited to a 350-mile radius.

PRODUCTS

     General. The Company manufactures a full line of roofing products for both the residential and commercial markets. In addition, the Company manufactures fiberglass mat, granules and dry felt for sale to other roofing products manufacturers. In 1995, approximately 72% of the Company's gross sales were from residential roofing products, approximately 22% were from commercial roofing products and the remaining 6% involved other roofing-related materials, including granules, dry felt and fiberglass mat.

     The following table delineates the Company's combined gross sales by product category for each of the past three years:

                         GROSS SALES BY PRODUCT LINE(1)
                             (DOLLARS IN THOUSANDS)

                                  1993      % OF SALES      1994      % OF SALES      1995      % OF SALES
                                --------    ----------    --------    ----------    --------    ----------
RESIDENTIAL ROOFING:
  Strip Shingles..............  $114,814        35.0%     $102,755        32.9%     $109,780        33.9%
  Premium Laminated
     Shingles.................   102,007        31.0%       97,549        31.3%       91,163        28.2%
  Roll Roofing................    27,407         8.4%       29,004         9.3%       30,784         9.5%
COMMERCIAL ROOFING:
  Roll Roofing................    70,974        21.7%       68,110        21.8%       72,108        22.3%
OTHER.........................    12,574         3.9%       14,655         4.7%       19,527         6.1%
                                --------       -----      --------       -----      --------       -----
          Total...............  $327,776       100.0%     $312,073       100.0%     $323,362       100.0%
                                ========       =====      ========       =====      ========       =====

---------------

(1) The Company periodically rebates a variable portion of the purchase price of its products to its customers based on the volume of sales made to each customer. For the nine months ended September 30, 1996, the total expenses for these rebates totaled approximately $17.0 million, including accruals and expenditures.

     Residential Roofing Products. The Company's residential roofing products consist of premium laminated shingles, strip shingles and roll roofing products. The Company sells premium laminated shingles under the brand names High Sierra(R), Architect 80(TM), Estate(R) and Fire-Halt(TM). The High Sierra(R) premium laminated shingle is the Company's top-of-the-line super heavyweight fiberglass-based asphalt shingle, and carries a 40-year limited warranty. The Architect 80(TM), Estate(R) and Fire-Halt(TM) shingles carry limited warranties of 30, 30 and 25 years, respectively. The Company sells strip shingles under the brand name Firescreen Plus(R), which has a 25-year limited warranty, and Firescreen(R), which has a 20-year limited warranty. Firescreen(R) is lower priced and lighter in weight than Firescreen Plus(R). The Company also manufactures a stryrene butadiene styrene ("SBS") modified asphalt hip and ridge shingle product under the brand name Sierra Ridge(R). In addition, the Company manufactures a modified asphalt shingle, Ultimate 30(TM), which is made from an SBS and asphalt blend that withstands harsh weather conditions and carries a 30-year limited warranty.

     During the first half of 1997, the Company intends to begin marketing an innovative product called Fast Felt(R), which is a patented tar paper product for which the Company is the exclusive licensee. Ordinary tar paper requires the placement of either metal or plastic disks to fasten the tar paper with a roofing nail to the roof deck. Fast Felt is manufactured with plastic tabs affixed to the tar paper, thereby reducing the time and costs associated with installation of the underlayment of the roof. The Company believes that Fast Felt(R) is one of the few advancements in asphalt-saturated felt technology in more than 50 years. The Company has test marketed Fast Felt(R) on a limited basis in Texas. The test results indicate product acceptance by roofers because Fast Felt(R) was easier and quicker to install than conventional tar paper. In addition, Fast Felt(R) appeared less likely to tear or otherwise come loose from a roof deck during windy conditions.

     Commercial Roofing Products. The Company's commercial roofing products include a variety of built up roofing and premium modified bitumen products. The Company manufactures substantially all of the components of built up roofing systems, including base sheet, ply sheet and cap sheet. The Company's fiberglass and organic base sheet products are sold under the brand names GlassBase(TM), Yosemite(R), All Weather/Empire(TM), Flex-I-Glas(TM), Flex-I-Glas FR(TM), Ultra-Flex-I-Glas(TM) and Black Diamond(R), of which Black Diamond(R) and Flex-I-Glass(TM) are premium modified bitumen products. The Company's polyester based sheet product is sold under the name PolySMS(TM). The Company's ply sheet products are sold under the brand names Flintglas(R) Ply and Flintglas(R) Premium Ply. The Company's cap sheet products are sold under the brand name Flintglas(R) Cap. The Company's premium modified bitumen products are sold under the brand name Flintlastic.(R)

     Other. Other products include fiberglass mat, dry felt, granules and asphalt based products used in roofing.

REGIONAL OPERATIONS

     The Company operates 14 manufacturing facilities located in the western, southeastern and northeastern United States and one facility in Ontario, Canada. The Company conducts its operations on a regional basis due to costs associated with freight expense beyond a 350-mile radius and the need to react quickly to market changes and customer needs. Set forth below is a summary of certain business information, including financial, market share and facility data, for the Company's two marketing and manufacturing regions, which the Company refers to as the Eastern Region and the Western Region.

EASTERN REGION

     The Eastern Region consists of the manufacturing facilities located in Charleston, South Carolina; Chester, Pennsylvania; Ennis, Texas; Glenwood, Arkansas; Little Rock, Arkansas; Peachtree City, Georgia; Griffin, Georgia; Shreveport, Louisiana; Stephens, Arkansas; Gad's Hill, Missouri; and Thorold, Ontario, Canada. The Eastern Region accounted for approximately $189 million, or 59%, of the Company's gross sales in 1995.

     A brief description of each of the Eastern Region's facilities follows:

     Charleston, South Carolina. The Charleston plant is the Company's most fully integrated manufacturing facility. The facility produces strip shingles, glass mat, granules and fiberglass mat-based roll products. Supply facilities, or sub-plants, are integrated into a cohesive manufacturing complex. These sub-plants include (i) a modern plant to produce fiberglass mat, (ii) a granule crushing, sizing and coloring plant, (iii) a fully automated limestone crushing and filler refinement plant which is less than three years old and (iv) an asphalt strip shingle and roll roofing products manufacturing plant. Additionally, the Company owns a non-operational quarry in Plum Branch, South Carolina. The quarry is within reasonable freight distance from the Charleston plant, and could be a future source of granules if needed. During 1995, the facility produced approximately 27 million squares of fiberglass mat, approximately 22 million squares of which were used to manufacture the

Company's products and the balance of which were sold to third parties. The facility is located on a 171-acre site and consists of approximately 261,000 square feet of manufacturing, warehouse and office space, all of which is owned by the Company. The facility is operated by 19 salaried and 90 hourly employees.

     Chester, Pennsylvania. The Chester facility produces premium modified bitumen rolls using two manufacturing lines, both of which recently have been extensively upgraded and will be automated in 1997. The facility consists of approximately 236,000 square feet of manufacturing, warehouse and office space, all of which is leased by the Company pursuant to a lease that expires on August 31, 2000. Such lease is extendable, at the option of the Company, for up to two five-year periods. The facility is operated by eight salaried and 32 hourly employees.

     Ennis, Texas. The Ennis facility produces premium laminated shingles. The facility is located near its asphalt supply, which reduces transportation costs for raw materials. It is located on a 19-acre site and consists of approximately 112,000 square feet of manufacturing, warehouse and office space, all of which is owned by the Company. The facility is operated by eight salaried and 49 hourly employees.

     Glenwood, Arkansas. The Glenwood facility is a fully integrated producer of headlap roofing granules. Headlap granules are placed across the tops of shingles and do not show when applied to the roof. Raw material for the headlap granules is mined at a Company-owned quarry and then transported a short distance to a crushing facility which mills the rock to produce granules. Most of the Glenwood facility's production is sold to third party customers, although some is used internally at the Little Rock, Ennis, and Shreveport facilities. During 1995, the facility produced 140,000 tons of headlap granules, approximately 45,000 tons of which were used in the production of the Company's products, and the balance of which were sold to third parties. The facility is located on a 148 acre-site and consists of approximately 16,000 square feet of manufacturing, warehouse and office space, all of which is owned by the Company. The facility is operated by three salaried and 20 hourly employees.

     Little Rock, Arkansas. The Little Rock facility produces premium modified bitumen rolls. The facility also produces a modified hip and ridge shingle and a full line of roll roofing products. It is located on a 12-acre site and consists of approximately 116,000 square feet of manufacturing, warehouse and office space, all of which is owned by the Company. The facility is operated by nine salaried and 56 hourly employees.

     Peachtree City, Georgia. The Peachtree City facility manufactures premium laminated shingles. The facility is located on a 23-acre site and consists of approximately 170,000 square feet of manufacturing, warehouse and office space, all of which is owned by the Company. The facility is operated by nine salaried and 26 hourly employees.

     Griffin, Georgia. The Griffin facility manufactures asphalt-saturated felt. The facility is located on approximately six acres of land with an adjacent wooded lot of approximately seven acres, and consists of approximately 51,250 square feet of manufacturing warehouse and office space, all of which is owned by the Company. The facility is operated by four salaried and 36 hourly employees.

     Shreveport, Louisiana. The Shreveport facility produces fiberglass strip shingles, residential and commercial rolls, and dry and saturated felt. Dry felt is produced for the Company's internal use and for sale to others. During 1995, the facility produced approximately 33,000 tons of dry felt, approximately 82% of which was used in the production of the Company's products and approximately 18% of which was sold to third parties. The facility is located on a 26-acre site and consists of approximately 273,000 square feet of manufacturing, warehouse and office space, all of which is owned by the Company. The facility is operated by 17 salaried and 99 hourly employees.

     Stephens, Arkansas. The Stephens mill has two recently upgraded dry felt production lines and one new asphalt saturation line. The mill is located on a 40-acre site and consists of approximately 81,000 square feet of manufacturing, warehouse and office space, all of which is owned by the Company. The facility is operated by three salaried and 63 hourly employees.

     Gad's Hill, Missouri. The Gad's Hill facility is a newly acquired plant that mines and crushes specialty rock for sale to third parties. This site also is being used to construct a granule processing plant that will furnish colored granules primarily for internal use at other Eastern Region facilities. The purchase price of the quarry and the cost of constructing the processing plant is expected to be approximately $10.0 million, approximately $2.0 million of which has been spent, and all of which will be spent by mid-1997. The Company believes that the quarry acquisition and the construction of the processing plant will provide granules at a cost significantly lower than prices at which granules can be purchased from external sources. The granule plant is expected to be operational during the third quarter of 1997. The facility consists of 486 acres, of which 19.2 acres are owned by the Company. The facility includes a leased railroad loading yard and a mineral lease. The mineral lease terminates after a specified amount of rock has been quarried or mined. Management believes the rock quantity specified in the mineral lease is sufficient to supply the Company for approximately the next 15 to 20 years. The facility is operated by two salaried and 12 hourly employees.

     Thorold, Ontario, Canada. The Thorold facility has one dry felt manufacturing line. The plant had been idle for two years by its previous owners and required extensive capital improvements, additions and repairs. The facility remained idled while these improvements were implemented. The improvements were completed and production commenced in July 1996. The facility is located on a two-acre site and consists of approximately 15,000 square feet of manufacturing, warehouse and office space, all of which is owned by the Company. The facility is operated by four salaried and 41 hourly employees.

WESTERN REGION

     The Company's Western Region consists of manufacturing facilities in Portland, Oregon; Rancho Cordova, California; Wilmington, California; and Southgate, California. The Western Region accounted for approximately $134 million, or 41%, of gross sales in 1995.

     A brief description of each of the Western Region's facilities follows:

     Portland, Oregon. The Portland facility produces premium laminated and strip shingles, roll products and a base sheet for commercial roofing. Most of the raw materials are purchased locally, except for glass mat and granules (which granules are obtained from the Rancho Cordova facility). The facility is located on a 10-acre site and consists of approximately 67,000 square feet of manufacturing, warehouse and office space, all of which is owned by the Company. The facility is operated by nine salaried and 55 hourly employees.

     Rancho Cordova, California. The Rancho Cordova facility produces colored granules and headlap granules primarily for internal use at the other Western Region facilities. During 1995, the facility produced 96,000 tons of granules, approximately 92,500 tons of which were used to produce the Company's products and the balance of which was sold to third parties. The facility is located on a four-acre site and consists of approximately 19,000 square feet of manufacturing, warehouse and office space that is leased by the Company pursuant to a lease that expires in June 1997, subject to a 10 year renewal term at the Company's option. Raw materials processed at the facility are sourced from an adjacent quarry with reserves that may be depleted by the end of 1998 at current levels of use; however, actions by the current quarry operator could extend the depletion date of the reserves until 2003. The Company has identified a suitable alternative quarry, and has entered into preliminary negotiations to acquire raw materials from that quarry. However, the Company may move the plant to another location depending upon the ultimate source of raw materials. If the Company is able to acquire a suitable supply of minerals at attractive prices then it may delay relocation of the processing plant significantly. The facility is operated by three salaried and 22 hourly employees.

     Wilmington, California. The Wilmington facility produces premium laminated shingles. Most of the raw materials for the Wilmington facility are purchased locally, except for glass mat and granules (which granules are obtained from the Rancho Cordova facility). The facility is located on a nine-acre site and consists of approximately 94,000 square feet of manufacturing, warehouse and office space, all of which is owned by the Company. The facility is operated by 14 salaried and 45 hourly employees.

     Southgate, California. The Southgate facility produces strip shingles and roll products. The facility is housed in a 106,000 square foot building, of which approximately 50% is leased by the Company. The lease expires in February 1998 and is subject to three additional five-year renewal periods at the option of the Company. The facility is operated by six salaried and 38 hourly employees.

MANAGEMENT INFORMATION SYSTEM

     GS Roofing has a management information system ("MIS") that links its manufacturing facilities to a central control center located in Irving, Texas. The system allows sales, margin and inventory information to be available throughout GS Roofing's regional sales offices and manufacturing facilities. GS Roofing's MIS system will serve as the MIS platform into which other business operations, including those of Striker and Woodland, will be consolidated.

MANUFACTURING PROCESS

     During the six years ended December 31, 1996, the Company has invested approximately $40.0 million to upgrade, automate and streamline its manufacturing facilities. These capital expenditures have provided the Company with several facilities that are among the most automated and efficient in the roofing products industry. The leading manufacturer of roofing products manufacturing equipment conducted a study for the Company and concluded that substantially all of the Company's manufacturing equipment meets the highest current industry standards.

     The Company is an industry leader in the use of quality control techniques, such as statistical process control to monitor and improve color consistency, dimensional stability and product weight, among other production parameters, on a real-time basis. The Company has trained its employees in the use of these quality control techniques as well as in the mechanics of the underlying production process. In addition, the Company has moved authority over the operating process to the plant floor, allowing individual employees to make decisions regarding ongoing production, and allowing project teams to aid in the improvement of the manufacturing process.

     The manufacturing processes for strip and premium laminated shingles and for commercial and residential rolls are similar. First, a large (66-90 inches in diameter) roll of the raw substrate material (usually fiberglass mat, dry felt or polyester) is unwound and passed through an asphalt coating or saturation process, which creates the base product. When shingles are to be produced, durable mineral granules are dropped through a metering system onto the top side of the coated material and pressed into place by passing the material through a precisely adjusted press-roll. Simultaneously, a backing of fine sand or talc is applied to the underside of the material. Premium laminated shingles are formed by combining two layers of shingle materials in an in-line continuous process. A self-sealing, thermoplastic adhesive, which bonds shingles together after installation on the roof, is added. Adhesive dots are applied and taped over to prevent sticking until the shingles are actually applied. The shingles are then cut to dimension, stacked, wrapped and palletized. For asphalt-saturated roll roofing products, the material passes directly from the mineral surfacing area to an in-line winding device, where the product is rolled to the proper length, banded and placed on pallets.

     The manufacture of roofing products with fiberglass mat rather than dry felt offers significant benefits, including lower energy and labor unit costs, higher production speeds and decreased maintenance requirements. For instance, in the production of dry felt roofing products, dry felt is saturated with one type of asphalt and coated with another type of asphalt in an additional process. Fiberglass mat does not require a separate saturation step, thereby increasing roofing product output 30% to 35% by using the same basic roofing production equipment.

SALES AND MARKETING

     The Company uses a two-tier marketing effort to distribute its products. The Company has approximately 70 sales professionals, 52 of which focus primarily on the residential market, and 18 of which focus exclusively on the commercial market. The Company emphasizes sales to national, regional and local distributors of asphalt roofing products because they are the largest purchasers of roofing products. The Company also focuses marketing efforts on building contractors, architects and engineers who can create indirect or "pull through" sales. Since homeowners often do not have sufficient experience with roofing products to identify and request a particular brand, they often will follow the advice of contractors in selecting roofing products. In commercial roofing, the architects or engineers who design a roofing system often will specify the particular types or brands of roofing products that are required to be used in the system.

     Regional sales vice presidents establish product prices in their regions after consultation with territorial managers that have day-to-day experience with the sales prices of roofing products within their territories. Deviations from established prices must be reviewed and approved at the corporate level. The Company's sales and marketing effort is organized regionally to promote responsiveness to customer needs and to provide flexibility to respond to changing market conditions. The Company's sales and marketing personnel work with home builders in the selection and development of specifications for roofing materials. Sales and marketing personnel also work with roofing contractors to provide product information and training to develop better knowledge of the Company's products and provide professional selling tools to help the contractors be more effective in selling the Company's products.

     The Company's sales personnel receive extensive initial and ongoing training to continually improve their product knowledge and business skills in order to provide superior service to customers. The Company has an established training program for its sales personnel. Trainees generally are college graduates and participate in an extensive Company program conducted at the Company's offices and manufacturing facilities, as well as at customers' work sites, to provide the trainees with a better understanding of the roofing products business, and to prepare them to become more effective in servicing customers' needs.

CUSTOMERS

     During the nine months ended September 30, 1996, the Company has sold its products to approximately 2,500 customers in 37 states. A substantial portion of the Company's customers are building material distributors and the balance are local wholesalers and buying groups. Roofing material distributors primarily purchase materials from manufacturers and resell them to smaller wholesalers, contractors or retailers. Buying groups have evolved as a way for smaller businesses to pool purchases to obtain volume discounts. The Company had only one customer, ABC Supply, that accounted for more than 10% of its gross sales in 1995. This customer accounted for approximately $40.8 million, or 12.6%, of the Company's combined gross sales for 1995. The next largest customer accounted for approximately $11.1 million, or 3.4%, of the Company's combined gross sales for 1995.

RAW MATERIALS

     Although the Company produces a substantial amount of its raw materials, the Company purchases a portion of its raw materials, including asphalt, glass fibers, binder resins, natural gas, granules and other materials from several suppliers. Most raw materials are purchased through supply agreements, the terms of which range from one year renewable terms to six year terms. The Company has several alternative suppliers who generally have demonstrated the ability and willingness to provide materials of a similar quality. Although the Company believes its supplies of raw materials are adequate, the Company has experienced fluctuations in some of its raw material prices in recent years.

COMPETITION

     The roofing products manufacturing industry is highly competitive. Competitive factors include quality and price, as well as service, brand loyalty, breadth and availability of product line by location, product design and length of warranty. Competition based on quality includes long-term performance characteristics of finished products, along with cosmetic differentiation of shingle shape, size and color. Maintaining a strong competitive position requires low manufacturing costs along with competitive distribution costs. Competition based on service requires maintaining sufficient levels of finished product inventory within each geographic region of operations, maintaining on-time delivery and responsive customer service.

     The Company believes it has a strong competitive position based on these factors. The Company's efficient facilities, vertical integration and economies of scale enable the Company to be a leading low cost manufacturer, and the Company's regional locations minimize distribution costs. The Company's ability to produce substantially all of its raw materials also allows the Company to lower production costs. Moreover, the Company produces a wide variety of products covered by warranties that are customary within the industry.

REGULATION

     Many aspects of the Company's operations are subject to federal, state and local laws and regulations, including, among others, laws and regulations relating to protection of the environment. The Company believes it has all required permits and licenses to conduct its operations and is in substantial compliance with applicable regulatory requirements relating to its operations. Failure of the Company to comply with applicable regulations could result in substantial fines or revocation of the Company's operating permits.

     The Company's operations are affected by numerous federal, state and local environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly expensive, complex and stringent. Federal and state environmental laws include statutes intended to allocate the cost of remedying contamination among specifically identified parties. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund") imposes strict, joint and several liability on owners or operators of facilities at, from, or to which a release of hazardous substances has occurred, on parties who generated hazardous substances that were released at such facilities, on parties who arranged for the transportation of hazardous substances that were released at such facilities, and on parties who arranged for the transportation of hazardous substances to such facilities. A majority of states have adopted "Superfund" statutes comparable to and, in some cases, more stringent than CERCLA. If the Company were to be found to be a responsible party under CERCLA or a similar state statute, the Company could be held liable for all investigative and remedial costs associated with addressing such contamination. In addition, claims alleging personal injury or property damage may be brought against the Company as a result of alleged exposure to hazardous substances resulting from the Company's operations. Neither the Founding Company nor either of the Predecessor Companies has been notified that it is a potentially responsible party under CERCLA or any similar state statute.

     Before entering into the agreements relating to the Acquisitions, GSR evaluated the properties to be acquired and property leases to be assumed in the Acquisitions and engaged an independent environmental consulting firm to conduct an assessment of environmental conditions at certain properties owned or operated by the Founding Company and the Predecessor Companies. No material environmental problems were discovered in these reviews. In addition, before becoming engaged in the roofing manufacturing products business, Striker was engaged in the business of drilling for and producing oil and natural gas. Striker participated in the drilling of only two wells, both of which were plugged and abandoned in 1991 . Although there can be no assurance, Striker has no knowledge of any actual, pending, or threatened claims against it in connection with its former oil and gas drilling activities and has no reason to believe that any such claims will be brought in the future.

     Capital expenditures for property, plant and equipment for environmental control facilities during 1995 were not material. Amounts to be spent for environmental compliance in the future will depend on the laws and regulations then in effect, including any new laws enacted and other changes in legal requirements and in environmental concerns and technological advances. The Company does not currently anticipate any material adverse effect on its business or consolidated financial position as a result of future compliance with existing environmental laws and regulations. Future events, however, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws and regulations may require additional expenditures by the Company which may be material.

EMPLOYEES

     As of September 30, 1996, the Company had approximately 920 employees, of which approximately 273 were salaried and 656 were hourly. Of the Company's 15 manufacturing facilities, ten are operated by union employees. The unions represented at these facilities include the International Brotherhood of Boilermakers, the United Paperworkers International, International Union of Operating Engineers, Glass, Pottery, Plastics & Allied Workers, Cement, Lime, Gypsum & Allied Workers, the International Longshore Workers Union, the Industrial Manufacturing and Maintenance Employees Union and the Communication, Energy and Paper Makers Union. These unions are currently operating under contracts of various lengths that expire beginning in February 1997.

     In response to proposed changes to the union labor contract covering the Wilmington facility, the International Longshore Workers Union (Local 26) announced a strike on June 30, 1995. In July 1995, GS Roofing resumed operations at the facility using sales personnel, salaried personnel and supervisors from its other plants to staff the union positions. After several attempts to resolve the strike, the Company hired permanent replacements for approximately 80% of the hourly workforce at the Wilmington facility. Some of the striking employees have returned to their positions. The union and the Company have filed certain charges against each other with the National Labor Relations Board (the "NLRB"). Region 21 of the NLRB declined to issue a complaint against either party. Negotiations continue under the auspices of a Federal mediator. The Company does not anticipate that resolution of the dispute will have an adverse effect on the Company's overall operations or financial condition.

INSURANCE

     The Company maintains insurance to cover its properties, equipment and employees in amounts which the Company believes are adequate and customary within the industry. The Company believes that its insurance coverage is sufficient to cover any foreseeable material liability or loss that may arise.

PROPERTIES

     The Company operates 14 manufacturing facilities throughout the United States and one in Ontario, Canada. See " -- Regional Operations." The Company maintains its principal executive offices in Houston, Texas in approximately 3,855 square feet of leased office space. The Company also maintains approximately 21,000 square feet of leased office space in Irving, Texas.

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings, other than various routine claims and disputes arising in the ordinary course of business. The Company does not believe that such claims and disputes, individually or in the aggregate, will have a material adverse effect on the Company's operations or financial condition.

                                   MANAGEMENT
DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning those persons who, upon completion of the Offering and the Acquisitions, will serve as the Company's directors and executive officers:

                 NAME               AGE                         POSITION
    ------------------------------  ---   ----------------------------------------------------
    Donald F. Smith(1)(3).........  63    Chairman of the Board, President and Chief Operating
                                            Officer
    David A. Collins(1)...........  43    Chief Executive Officer and Director
    Matthew D. Pond(2)............  32    Senior Vice President, Chief Financial Officer and
                                          Director
    Edward T. Nesselroade(2)......  62    Senior Vice President -- Operations and Director
    William B. Locander(1)(3).....  51    Director
    Gerardo Pandal Graf(2)(3).....  46    Director
    Jerry L. Kegley...............  38    Vice President and Chief Administrative Officer

---------------

(1) Member of the Executive Committee of the Board of Directors.

(2) Member of the Audit Committee of the Board of Directors.

(3) Member of the Compensation Committee of the Board of Directors.

     Donald F. Smith. Mr. Smith joined GS Roofing in July 1987 as its President and Chief Executive Officer. Before joining GS Roofing, Mr. Smith was President and Chief Executive Officer of GSX Corporation ("GSX") from February 1986 until January 1987. Before his employment at GSX, Mr. Smith was employed by Kaiser Aluminum and Chemical Corporation ("Kaiser") for 30 years, where he specialized in acquisitions and turnaround management while serving as Vice President and General Manager of the chemicals division.

     David A. Collins. Mr. Collins has served as the Chairman of the Board, President and Chief Executive Officer of Striker since January 1993. From January 1988 to June 1992, Mr. Collins served as president, principal and managing director of Serfin Securities, Inc. (formerly "OBSA International, Inc."), a broker-dealer subsidiary of Grupo Financero Serfin, S.A. de S.V., the Mexican holding company of Operadora de Bolsa, S.A., de C.V., a publicly-traded Mexican broker-dealer.

     Matthew D. Pond. Mr. Pond has served as the Chief Financial Officer of Striker since September 1993 and has served as Secretary and Treasurer of Striker since December 1993. He was elected a Director of Striker in November 1993. From September 1986 through August 1993, Mr. Pond was a certified public accountant with Arthur Andersen & Co. LLP in its Dallas and Houston, Texas offices.

     Edward T. Nesselroade. Mr. Nesselroade joined GS Roofing in August 1987 as Senior Vice President. In this capacity, Mr. Nesselroade directs GS Roofing's manufacturing operations which include responsibility for all manufacturing plants. Before joining GS Roofing, Mr. Nesselroade was employed by Kaiser for 26 years, where he held a variety of marketing and general management positions.

     William B. Locander. Mr. Locander has been a Director of Striker since September 1993. Mr. Locander has been Chairman and Frank Harvey Professor of Marketing and Quality in the Department of Marketing of the University of South Florida since 1992 and served as Distinguished Professor of Marketing and Phillips Consumer Electronics Faculty Scholar in the Department of Marketing and Transportation at the University of Tennessee, Knoxville, from 1983 to 1992. He also has served as a member of the Board of Examiners for the Malcolm Baldridge National Quality Award, Chairman of the American Marketing Association Strategic Planning Committee, and President of the American Marketing Association.

     Gerardo Pandal Graf. Mr Pandal will serve as a Director of the Company after the consummation of the Acquisitions. Mr. Pandal serves as a member of the board of directors of various businesses, including Forestal Bosques de Oaxaca, S.A.; Forestal de Oaxaca, S.A.; Triplay y Maderas de Jalisco, S.A.; Industrias Fibracel,

S.A. and Procesos Industriales Forestales, S.A. Mr. Pandal has served as President of the State of Oaxaca Industrialist Association, the National Association of Wood Panels, the Latin American Association of Wood Manufacturers, and as Chairman of the Board of the National Council of Wood Housing and of the Chamber of Forestry Industry. Mr. Pandal is a certified public accountant.

     Jerry L. Kegley. Mr. Kegley joined GS Roofing in November 1994 as its Vice President and Chief Financial Officer and is responsible for the Company's financial, information systems, administrative and customer service functions. Before joining the Company, Mr. Kegley served in various capacities for the H.
J. Heinz Company, including controller/treasurer of Star-Kist Foods, Inc. Mr. Kegley started his career as a certified public accountant with Arthur Andersen & Co. LLP.

SIGNIFICANT EMPLOYEES

     In addition to the directors and officers discussed above, the Company has several significant employees whose services are important in the Company's operations. Set forth below is certain biographical information with respect to such employees.

     Timothy G. Moore. Mr. Moore is Vice President -- Human Resources of the Company. Mr. Moore has been a Vice President of GS Roofing and its predecessors since 1986. Mr. Moore is responsible for compensation, benefits, safety, workers compensation, labor relations, staffing, and organizational development of the Company. Before joining the Company, Mr. Moore was employed by Kaiser for 13 years, where he held a variety of plant and headquarters positions.

     Steven E. Wilcox. Mr. Wilcox is the Company's Vice President--Eastern Sales, and is responsible for directing the Company's field sales force in the Eastern Region. He joined GS Roofing in May 1987. Before joining the Company, Mr. Wilcox was employed by GAF Building Materials Corporation as a sales representative and by Elcor Corporation as national account manager and regional sales manager.

     Gerald P. Byrnes. Mr. Byrnes is the Company's Vice President--Western Sales, and is responsible for directing the sales force in the Western Region. He has been employed by the Company and its predecessors since 1974. Before assuming his current position, Mr. Byrnes was a regional sales manager in northern California and has worked as a sales representative in several different locales.

     Thomas V. Gruss. Mr. Gruss is the Company's Vice President--Commercial Services, and is responsible for purchasing all of the significant raw materials used in the Company's manufacturing processes. He joined GS Roofing in 1987. Before his employment with GS Roofing, Mr. Gruss held a similar position with National Gypsum Corporation.

     J. Michael Stone. Mr. Stone is the Company's Vice President--Corporate Development and Technology, and is responsible for the identification and development of business plans and strategies to broaden and diversify the Company's base of growth. He also is responsible for technical engineering and quality. He joined GS Roofing in April 1990. Before joining GS Roofing, Mr. Stone was employed by Kaiser for 16 years where he held positions in engineering, corporate development, sales and marketing and business management.

ELECTION OF DIRECTORS AND OFFICERS

     Directors of the Company are elected annually and hold office until the next annual meeting of the stockholders of the Company and until their successors are elected and qualified. Officers are elected by and serve at the discretion of the Board.

DIRECTOR COMPENSATION

     Following consummation of the Offering, each member of the Company's Board of Directors who is not an employee or consultant of the Company will receive a fee of $1,000 plus travel expenses for each Board meeting attended. Employee Directors will not receive additional compensation for service on the Board of Directors or its committees. Additionally, upon completion of the Offering, under the terms of the Company's 1996 Non-Employee Director Stock Option Plan (the "Director Plan"), each non-employee director (currently Messrs. Locander and Pandal) will receive options to purchase 5,000 shares of Common Stock at an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus. Each non-employee director also will receive an option to purchase 5,000 shares of Common Stock on each date that he is elected or reelected to the Board at an exercise price equal to the fair market value of the Common Stock on the date of grant. Employee Directors will be eligible to participate in the Company's 1996 Incentive Stock Plan (the "Incentive Plan"). See "-- Stock Option Plans."

BOARD COMMITTEES

     The Company has established committees of the Board of Directors that perform certain management functions for the Board. The Audit Committee recommends to the Board of Directors the engagement or discharge of independent auditors and approves each service performed by the independent auditors, including the fee arrangements and range of audit and non-audit services. The Audit Committee also reviews the independence of the auditors, the results of the audit engagement, and the scope and adequacy of the Company's internal accounting procedures and controls. The Compensation Committee sets compensation levels of executive officers and administers the Incentive Plan and the Director Plan, including selecting the employees to whom options are to be granted and determining the duration and number of shares covered by each option granted under the Incentive Plan. The Executive Committee acts on behalf of the Board between regularly scheduled meetings.

EXECUTIVE COMPENSATION

     GSR was incorporated in April 1996 and has conducted no operations to date. No salaries have been or will be paid by GSR from its inception through the consummation of the Offering and the Acquisitions. For information concerning the compensation to be paid to the Company's Executive Officers, see
"-- Employment and Non-Competition Agreements", below. The historical salaries paid to the Company's Directors and Executive Officers by their current employers is set forth in the table below. See "-- Employment and Non-Competition Agreements."

                                                                                       LONG-TERM
                                                                                     COMPENSATION
                                                              ANNUAL COMPENSATION        STOCK
                                                              -------------------    OPTION AWARDS
            NAME AND PRINCIPAL POSITION               YEAR     SALARY      BONUS       (SHARES)
----------------------------------------------------  ----    --------    -------    -------------
Donald F. Smith.....................................  1996    $378,540    $41,000             --
  Chairman of the Board, President and                1995     356,376         --             --
  Chief Operating Officer                             1994     338,088     48,614             --
David A. Collins....................................  1996     419,000         --             --
  Chief Executive Officer and Director                1995     139,583         --             --
                                                      1994     158,333         --         33,743
Matthew D. Pond.....................................  1996     240,000         --             --
  Senior Vice President, Chief Financial              1995      64,583         --             --
  Officer and Director                                1994      58,333         --         48,365
Edward T. Nesselroade...............................  1996     246,337     27,000             --
  Senior Vice President                               1995     232,336         --             --
  Operations and Director                             1994     220,366     32,021             --
Jerry L. Kegley.....................................  1996     139,765     22,750         83,000
  Vice President and Chief Administrative Officer     1995     131,760         --             --
                                                      1994      21,600         --             --

EMPLOYMENT AND NON-COMPETITION AGREEMENTS

     Mr. Smith has entered into an employment agreement with the Company pursuant to which he will receive a salary of $225,000 during 1997 and $247,500 during 1998, and payments for non-compete arrangements of $402,840 for 1997 and $422,616 for 1998. Mr. Smith also will receive a one-time commencement bonus of $103,500, assuming the closing of the Offering is on or before February 1, 1997. The commencement bonus will escalate by $583 per month for each month that the closing of the Offering may be delayed beyond February 1, 1997. The compensation payable to Mr. Smith is in addition to the bonus he will receive in 1997 for services rendered to GS Roofing and its affiliates during 1996.

     Mr. Collins has entered into an employment agreement with the Company pursuant to which he will receive a salary of $225,000 during 1997 and $247,500 during 1998. He is eligible to receive a bonus of up to $112,500 for each of the years 1997 and 1998.

     Mr. Pond has entered into an employment agreement with the Company pursuant to which he will receive a salary of $135,000 during 1997 and $148,500 during 1998. He is eligible to receive a bonus of up to $67,500 for each of the years 1997 and 1998.

     Mr. Nesselroade has entered into an employment/consulting agreement with the Company pursuant to which he will be employed by the Company as its Senior Vice President -- Operations from the closing of the Offering until May 1, 1997. From May 2, 1997 through December 31, 1998, Mr. Nesselroade will act as an exclusive consultant to the Company. As a consultant, Mr. Nesselroade will provide a minimum of 10 business days of service each month from May 2, through December 31, 1997, and as further needed and requested by the Company through calendar year 1998. Mr. Nesselroade shall be paid a monthly salary of $23,169 from the closing of the Offering through May 1, 1997 and a bonus of $45,000 for 1997. During 1997, Mr. Nesselroade will be compensated for consulting services at the rate of $150 per hour, and during 1998 will be compensated $165 per hour for consulting services. He also will receive a one-time commencement bonus of $103,500, assuming the closing of the Offering is on or before February 1, 1997. His commencement bonus will escalate by the amount of $583 per month for each month that the closing of the Offering may be delayed beyond February 1, 1997. The compensation payable to Mr. Nesselroade under his employment/consulting agreement is in addition to the bonus he will receive in 1997 for services rendered to GS Roofing and its affiliates during 1996.

     Mr. Kegley has entered into an employment agreement with the Company pursuant to which he will receive a salary of $144,924 that will escalate on August 1, 1997 and 1998, resulting in at least a 10% increase from Mr. Kegley's salary for the then previous 12 months. Mr. Kegley's salary for the 12 months beginning August 1, 1999 will be determined in accordance with the Company's compensation policies in effect at such time. Mr. Kegley also is eligible to receive a bonus in 1996 of up to $65,000, increasing annually by 10% for each of the years 1997 and 1998, and with the increase for 1999 to be based entirely on performance. Mr. Kegley is guaranteed a minimum annual bonus of $22,750 for each of the calendar years 1997 and 1998. In addition, Mr. Kegley's employment agreement requires the Company to issue to him options under the Incentive Plan to purchase 83,000 shares of Common Stock at an exercise price equal to the initial public offering price of the Common Stock offered hereby. See "-- Stock Option Plans."

     The employment agreements with Messrs. Smith, Collins, Pond and Nesselroade each provide that they will not participate in any business that competes with the Company for a five-year period following the termination of their employment agreements. Mr. Kegley's employment agreement contains a similar two-year noncompetition agreement.

STOCK OPTION PLANS

     Set forth below is a summary of certain significant features of the Incentive Plan and the Director Plan.

     The Incentive Plan. Under the Incentive Plan, options to acquire an aggregate of up to 645,000 shares of Common Stock may be granted. The Incentive Plan authorizes the grant of (i) options intended to qualify as incentive stock options ("ISOs"), as defined in Section 422(a) of the Internal Revenue Code of 1996, as amended (the "Code"), (ii) stock options that are not intended to conform to the requirements of Section 422(a) of the Code ("Non-Qualified Options"), (iii) restricted stock, (iv) phantom stock, (v) stock bonuses and
(vi) cash bonuses (collectively, the "Incentive Awards"). No Incentive Awards have been awarded under the Incentive Plan; however, the Company has entered into an employment agreement with Mr. Kegley pursuant to which the Company has agreed to grant to him Non-Qualified Options to purchase an aggregate of 83,000 shares of Common Stock, which options will be issued upon the closing of the Acquisitions, at an exercise price equal to the initial public offering price of the Common Stock offered hereby. See "-- Employment Agreements."

     The Director Plan. Under the Director Plan, the Company may grant options to purchase up to 250,000 shares of Common Stock. For as long as shares of Common Stock remain available under the Director Plan, the Director Plan entitles each newly elected director who is not (i) an employee of the Company or (ii) appointed or elected to the Company's Board of Directors in connection with or as a result of the completion of a financing or acquisition transaction in which the appointment or election of such person is a condition to the obligation of any party to complete the transaction, to receive an option to purchase up to 5,000 shares of Common Stock. In addition, for so long as shares of Common Stock are available under the Director Plan, the Director Plan also entitles each eligible director to receive an option to purchase 5,000 shares of Common Stock on each day he is reelected to serve as a member of the Company's Board of Directors, beginning with the directors reelected at the Company's 1997 annual stockholders meeting. All options granted under the Director Plan will be Non-Qualified Options, will have an exercise price equal to the fair market value of the Common Stock on the date of grant, will be exercisable beginning six months from the date of grant and will expire five years from the date of grant. The initial grant of options under the Director Plan will be made to the non-employee directors (Messrs. Locander and Pandal) on the date of the closing of the Acquisitions, which options will have an exercise price equal to the initial public offering price of the Common Stock offered hereby.

     Administration. The Incentive Plan and the Director Plan are administered by the Compensation Committee of the Board of Directors.

          SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to beneficial ownership of the Common Stock after giving effect to the Acquisitions by: (i) all persons known to the Company that will be the beneficial owner of 5% or more of the outstanding Common Stock upon consummation of the Acquisitions; (ii) each person who is or will become a director or executive officer of the Company upon the consummation of the Acquisitions; and (iii) all such officers and directors of the Company as a group. Only the information with respect to beneficial ownership after the Offering has been included since GSR, as a newly formed corporation, has no stockholders to date and will have no stockholders until after the Offering and related Acquisitions.

                                                                      BENEFICIAL OWNERSHIP
                                                                      AFTER OFFERING(2)(3)
                                                                    -------------------------
                                                                    NUMBER OF         % OF
                              NAME(1)                                SHARES          CLASS
    ------------------------------------------------------------    ---------      ----------
    Donald F. Smith.............................................      889,230(4)      10.7%
    David A. Collins............................................      565,642(5)       6.7%
    Edward T. Nesselroade.......................................      498,085(4)      5.71%
    Matthew D. Pond.............................................       77,988(6)      *
    William B. Locander.........................................       --             *
    Jerry L. Kegley.............................................       --             *
    All officers and directors as a group (12 persons)..........    2,331,638         27.7%

---------------

 *  Less than 1%

(1) The address of each person is One Riverway, Houston, Texas 77056.

(2) Assumes consummation of the Acquisitions occurs simultaneously with the Offering.

(3) Includes shares issuable upon the exercise of stock options exercisable within 60 days of the date of this Prospectus.

(4) All shares are owned by a family limited partnership over which the named person has control.

(5) Includes 48,743 shares issuable upon the exercise of vested stock options, but does not include up to 1,750,000 shares for which Mr. Collins was granted a right of first refusal by the stockholders of GS Roofing. See "Certain Transactions."

(6) Includes 69,865 shares issuable upon the exercise of vested stock options.

                              CERTAIN TRANSACTIONS

     Certain Loans. In July 1996, GS Roofing loaned to Donald F. Smith, Edward
T. Nesselroade and Timothy G. Moore $100,000, $100,000 and $80,000, respectively. Each of the related notes bears interest at the rate of 7% per annum, subject to adjustment from time to time by GS Roofing. The principal amount of each of the notes is due on the earlier to occur of (i) December 31, 2000 and (ii) consummation of the Acquisitions. Until due, interest only is payable monthly on each of the notes. The employment agreements Messrs. Smith and Nesselroade entered into with the Company each provide for a cash bonus to be paid upon consummation of the Acquisitions in an amount sufficient for each of Mr. Smith and Mr. Nesselroade to repay the principal amounts of their notes, plus interest, to the Company. See "Management -- Employment and Non-Competition Agreements."

     Stock Exchange Agreement. All of the stockholders of GS Roofing will enter into an agreement (the "Stock Exchange Agreement") with GSR pursuant to which they will exchange a portion of their common stock of GS Roofing for an aggregate of 1,750,00 shares of GSR Common Stock. Messrs. Smith and Nesselroade will receive 899,230 and 498,085 shares of GSR Common Stock, respectively, pursuant to the Stock Exchange Agreement.

     The Stock Exchange Agreement provides that the GSR Common Stock issued thereunder may not be sold or transferred until the expiration of 18 months from the closing of the Offering. However, the Stock Exchange Agreement grants to the GS Roofing stockholders piggyback registration rights with respect to any public offering of Common Stock conducted by the Company after the closing of the Offering through the third anniversary of the closing of the Offering. These piggyback registration rights will allow the GS Roofing stockholders to sell up to 100% of their Common Stock in any underwritten public offering conducted by the Company, subject to standard underwriters cut-backs if the number of shares of Common Stock requested to be included in such registration exceeds the number that can be sold without adversely affecting the offering. Any such sale will be subject to a right of first refusal granted by the stockholders of GS Roofing to Mr. Collins as discussed below.

     The Stock Exchange Agreement also provides that at any time after the second anniversary of the closing of the Offering, upon the request of the holders of at least 80% in interest of the holders of the Common Stock issued pursuant to the Stock Exchange Agreement, the Company will file a registration statement under the Securities Act with respect to a secondary underwritten public offering of such Common Stock.

     Right of First Refusal and Stock Repurchase Agreement. All of the stockholders of GS Roofing will enter into an agreement with David A. Collins and a special purpose entity (the "Counterparty") to be formed by a group of Striker stockholders (the "Striker Group"). Pursuant to such agreement, the GS Roofing stockholders will grant to Mr. Collins a right of first refusal for a period of seven years after the closing of the Offering with respect to the resale of the Common Stock issued to the GS Roofing stockholders under the Stock Exchange Agreement at a purchase price equal to the greater of (i) the average of the closing prices of the Common Stock for the 30 trading days immediately before the exercise of the right of first refusal (the "Market Price") and (ii) a price equal to $10.00 per share, multiplied by an annual interest factor of 15%, compounded monthly beginning on the closing date of the Offering (the "Investment Price").

     Subject to the right of first refusal, during the period beginning 18 months from the closing of the Offering until the third anniversary of such closing (the "Period"), the stockholders of GS Roofing will have the right to sell their Common Stock to the Counterparty, and the Counterparty shall be obligated to buy, at a sale price equal to the greater of the Market Price and the Investment Price. The number of shares of Common Stock that may be sold collectively by the GS Roofing stockholders to the Counterparty during any 90 day period will be limited to the greater of (i) one percent of the total number of shares of Common Stock outstanding as shown on the Company's most recent periodic report filed with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) the average weekly trading volume of the Common Stock for the four weeks preceding the date of the notice of intent to sell given by a selling GSR stockholder to the Counterparty. In addition, during the Period, the stockholders of GS Roofing will have, subject to certain restrictions, one demand registration right to allow the sale of their GSR Common Stock and certain escrowed shares of GSR Common Stock in an underwritten secondary public offering without regard to volume limitations.

     The obligation of the Counterparty to purchase Common Stock will be secured by 2,127,500 shares of GSR Common Stock that will be contributed to the Counterparty by the Striker Group upon its formation. The Counterparty will have no other assets and will generate no revenues. The shares of GSR Common Stock contributed to the Counterparty will be placed with an escrow agent (the "Escrow Agent"). Following a tender of shares of Common Stock by the GSR stockholders, the Counterparty will not have cash available to meet its purchase obligation unless the members of the Striker Group elect to contribute additional cash to the Counterparty. If the Striker Group elects not to contribute additional cash, the Counterparty will be unable to meet its purchase obligation and the Escrow Agent will be required to sell such number of escrowed shares as is necessary to generate net proceeds equal to the purchase price of the tendered shares provided that in no event may the Escrow Agent sell during any 90 day period more than the greater of (i) one percent of the total number of shares of Common Stock outstanding as shown on the Company's most recent periodic report filed with the Commission under the Exchange Act and (ii) the average weekly trading volume of Common Stock for the four weeks preceding the date of the notice of intent to sell was given to the Counterparty. The Company has granted to the Escrow Agent limited registration rights to allow the sale of the Common Stock held in escrow to meet its payment obligations.

     The right of the GS Roofing stockholder to sell Common Stock to the Counterparty is terminated if such stockholder (i) had the opportunity to sell all of his Common Stock pursuant to a registration statement filed pursuant to the registration rights provisions of the Stock Exchange Agreement described above at a sale price at least equal to the greater of the Market Price and the Investment Price, and such stockholder opted not to participate in such registration, (ii) resigns from employment with the Company without the written approval of the Company's Board of Directors or (iii) is terminated for cause.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), provides for authorized capital stock of 60,000,000 shares, consisting of 50,000,000 shares of Common Stock, par value $.20 per share, and 10,000,000 shares of preferred stock, par value $.20 per share ("Preferred Stock"). The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Certificate of Incorporation and the Company's Bylaws (the "Bylaws"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of Common Stock are not entitled to cumulative voting rights. Therefore, subject to the voting rights that may be granted to holders of Preferred Stock, holders of a majority of the shares of Common Stock voting for the election of directors can elect all of the directors of the Company. Subject to the terms of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by the Company's Board of Directors out of funds legally available therefor. Upon liquidation or dissolution, holders of Common Stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any liquidation preferences to holders of Preferred Stock. Holders of Common Stock have no redemption, conversion or preemptive rights.

PREFERRED STOCK

     The Certificate of Incorporation authorizes the Board of Directors to issue up to 10,000,000 shares of Preferred Stock in one or more series and to determine, with respect to any series of Preferred Stock, the terms and rights of such series, including (i) the designation of the series, (ii) the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the certificate of designation) increase or decrease (but not below the number of shares thereof then outstanding), (iii) whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series, (iv) the dates at which dividends, if any, will be payable, (v) the redemption rights and price or prices, if any, for shares of the series, (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series, (vii) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, (viii) whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made, (ix) restrictions, if any, on the issuance of shares of the same series or of any other class or series, and
(x) the voting rights, if any, of the stockholders of such series, which may include the right of such stockholders to vote separately as a class on any matter.

     The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded.

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Certificate of Incorporation and the Bylaws contain certain provisions that could make more difficult the acquisition of the Company by means of a tender or exchange offer, a proxy contest or otherwise. The description of such provisions set forth below is intended only as a summary and is qualified in its entirety by reference to the pertinent sections of the Certificate of Incorporation and the Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part, and of the Delaware General Corporation Law (the "DGCL").

     Preferred Stock. Although the Board of Directors has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board of Directors, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt through which an acquiror may otherwise be able to change the composition of the Board of Directors, including a tender or exchange offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

     Special Meetings. The Bylaws provide that special meetings of stockholders can be called by the Board of Directors, the President or upon the written request by the holders of not less than 50% of the outstanding shares entitled to vote at such meeting. The business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting given by the Company. This provision would prevent stockholders owning less than 50% of the votes of the Company from forcing stockholder consideration of a proposal by calling a special meeting of stockholders before the time the Board or the President believes such consideration to be appropriate.

     Statutory Business Combination Provision. Section 203 of the DGCL generally prevents an "interested stockholder" from engaging in a business combination as defined in Section 203 with a Delaware corporation for three years following the date such person became an interested stockholder unless certain conditions have been satisfied. The Company's Certificate of Incorporation provides that the Company is not subject to Section 203 of the DGCL, therefore, the limitations of Section 203 will not apply to any business combination in which the Company may be involved with an interested stockholder.

LIMITATION ON DIRECTORS' LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Certificate of Incorporation contains a provision that eliminates, to the extent currently allowed under the DGCL, the personal monetary liability of a director to the Company and its stockholders for breach of his fiduciary duty of care as a director. If a director were to breach the duty of care in performing his duties as a director, neither the Company nor its stockholders could recover monetary damages from the director, and the only course of action available to the Company's stockholders would be equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of the fiduciary duty of care. To the extent certain claims against directors are limited to equitable remedies, this provision of the Certificate of Incorporation may reduce the likelihood of derivative litigation and may discourage stockholders or management from initiating litigation against directors for breach of their duty of care. Additionally, equitable remedies may not be effective in many situations. If a stockholder's only remedy is to enjoin the completion of a transaction or an event authorized by the Board of Directors, the remedy would be ineffective if the stockholder does not become aware of a transaction or event until after it has been completed. In such a situation, such stockholder would have no effective remedy against the directors. Liability for monetary damages remains for (i) any breach of the duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of an improper dividend or improper repurchase or redemption of the Company's stock under Section 174 of the DGCL or (iv) any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation further provides that if the DGCL is amended to allow the further elimination or limitation of the liability of directors, then the liability of the Company's directors shall be limited to the fullest extent permitted by the amended DGCL.

     The DGCL permits a corporation to indemnify certain persons, including officers and directors, who are (or are threatened to be made) parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of their being officers or directors of the corporation. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by an indemnified officer or director, provided he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, in the case of criminal proceedings, provided he had no reasonable cause to believe that his conduct was unlawful. The Certificate of Incorporation and the Bylaws provide indemnification for the Company's directors and officers to the fullest extent allowed pursuant to the foregoing provisions of the DGCL.

     The DGCL further permits a corporation to indemnify certain persons, including officers and directors, who are (or are threatened to be made) parties to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of their being officers or directors of the corporation. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by the indemnified officer or director, provided he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interests. However, no such person will be indemnified as to matters for which he is found to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, indemnification is ordered by a court. The Certificate of Incorporation and the Bylaws provide indemnification of the Company's directors and officers to the fullest extent allowed pursuant to the foregoing provisions of the DGCL.

     Delaware corporations also are authorized to obtain insurance to protect officers and directors from certain liabilities, including liabilities against which the corporation cannot indemnify its directors and officers.

     The foregoing indemnification provisions are not exclusive of any other right to indemnity to which a director or officer may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

NASDAQ

     The Company has applied for listing of the Common Stock on the Nasdaq National Market.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is American Securities Transfer, Incorporated, 938 Quail Street, Suite 101, Lakewood, Colorado 80215.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have outstanding 8,310,000 shares of Common Stock. The 3,300,000 shares to be sold in this Offering (plus any additional shares sold upon exercise of the Underwriters' over-allotment option) and the 3,260,000 shares of Common Stock issuable to the former Striker stockholders in connection with the acquisition of Striker will be freely tradeable in the public market without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144, or shares held by certain individuals who have agreed to refrain from selling such shares as described below. The remaining 1,750,000 outstanding shares of Common Stock issued pursuant to the Stock Exchange Agreement in connection with the acquisition of GS Roofing will be deemed to be "restricted securities" within the meaning of Rule 144 and may be publicly resold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate of the Company, who beneficially owns restricted securities acquired from the Company or an affiliate of the Company within the last two years is entitled to sell within any three-month period a maximum number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (83,100 shares based on the number of shares outstanding immediately after the completion of this Offering and the Acquisitions, assuming no exercise of the Underwriters' over-allotment option), and (ii) the average weekly reported trading volume of the Common Stock during the four calendar weeks immediately preceding the date on which notice of such sale is filed with the Commission, provided certain manner of sale and notice requirements and requirements as to the availability of current public information concerning the Company (collectively, the "Rule 144 Resale Requirements") are satisfied. Under Rule 144(k), a person who has not been an affiliate of the Company for a period of three months preceding a sale of securities by him, and who beneficially owns such restricted securities acquired from the Company or an affiliate of the Company at least three years before such sale, would be entitled to sell such shares without regard to the Rule 144 Resale Requirements. Shares held by persons who are deemed to be affiliates of the Company, including any shares acquired by affiliates in this Offering, are subject to the Rule 144 Resale Requirements, regardless of how long the shares have been owned or how they were acquired, and, in addition, the sale of any restricted securities beneficially owned by affiliates is subject to the two-year holding period requirement. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through the use of one or more intermediaries controls, or is controlled by, or is under common control with, such issuer.

     Pursuant to the Stock Exchange Agreement, the Company has granted piggyback registration rights to the GS Roofing stockholders pursuant to which such GS Roofing stockholders will be permitted to sell all or a portion of their Common Stock in any underwritten public offering conducted by the Company during the period between the closing of the Offering and the third anniversary of such closing. The Company also has granted to the GSR stockholders one demand registration right exercisable from 18 months after the closing of the Offering to the third anniversary of such closing, pursuant to which the Company is required, subject to certain conditions, to register the Common Stock owned by such GSR stockholders and certain escrowed shares of GSR Common Stock in an underwritten secondary public offering. See "Certain Transactions -- Stock Exchange Agreement" and "-- Right of First Refusal and Stock Repurchase Agreement."

     The Company's Executive Officers and Directors, who together will beneficially own approximately 27.7% of the Common Stock after giving effect to the issuance of shares of Common Stock in this Offering (26.1%, if the Underwriters' over-allotment is exercised in full), and each person who will own more than one percent of the Common Stock immediately after consummation of this Offering and the Acquisitions, have agreed that, for a period of 12 months after consummation of this Offering, they will not, directly or indirectly, offer, sell, contract to sell, grant any option to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock (or securities convertible into or exchangeable for, or any rights to purchase or acquire, Common Stock), without the prior written consent of the Representative. Such shares of Common Stock will be available for immediate resale in the public markets at the expiration of such lock-up period.

     Of the 3,260,000 shares of Common Stock issuable to the former Striker stockholders, 2,127,500 will be held in escrow to secure certain resale rights granted to the former GS Roofing stockholders. See "Certain
Transactions -- Stock Repurchase Agreement." Such shares shall be released from escrow upon the satisfaction of the repurchase obligations of the owner of such shares. Any such shares released from escrow will be available for immediate resale into the public markets at the expiration of the 12-month lock-up period described above.

     The Company has granted the Representative's Warrant pursuant to which the Representative may purchase up to 330,000 shares of Common Stock at a purchase price equal to 120% of the initial public offering price of the Common Stock. The Representative's Warrants are exercisable one year from the closing of the Offering. The Company has granted the Representative registration rights with respect to the resale of the Common Stock issuable upon exercise of the Representative's Warrants that, if exercised, will allow the resale of such Common Stock immediately after the issuance thereof.

     The Company has granted options and warrants to purchase an aggregate of 1,147,214 shares of Common Stock. Certain holders of such warrants have registration rights and the Company intends to register under the Securities Act the shares issuable upon exercise of such options. Upon such registration, such shares will be eligible for resale in the public market, except that any such shares issued to affiliates are subject to certain restrictions under Rule 144 under the Securities Act.

     No prediction can be made as to the effect, if any, that the sale of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market could adversely affect prevailing market prices and the ability of the Company to raise equity capital in the future. See "Underwriting."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), represented by BlueStone Capital Partners, L.P. (the "Representative"), have severally agreed to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below:

                                                                                NUMBER OF
                                   UNDERWRITERS                                  SHARES
    --------------------------------------------------------------------------  ---------
    BlueStone Capital Partners, L.P...........................................

                                                                                ----------
              Total...........................................................  3,300,000
                                                                                ==========

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares of Common Stock offered hereby if any are taken.

     The Representative has advised the Company that the Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain securities dealers at
such price less a concession not in excess of $     per share. The Underwriters
may allow, and such dealers may reallow, a concession not in excess of $     per
share to certain other dealers. After the initial public offering, the offering price and other selling terms may be varied from time to time by the Representative.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase, at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus, up to an aggregate of 495,000 additional shares of Common Stock, solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, each Underwriter has agreed, subject to certain conditions, to purchase that number of additional shares of Common Stock which is proportionate to such Underwriter's initial underwriting commitment.

     The Company has agreed to pay the Representative an accountable expense allowance to reimburse the Representative for the costs, fees and expenses, including fees and expenses of Underwriters' counsel, customarily incurred by underwriters during the registration process, $50,000 of which has been paid, and the balance of which shall be payable upon the closing of the Offering.

     In connection with the Offering, the Company has agreed to sell to the Representative, for nominal consideration, warrants to purchase from the Company 330,000 shares of Common Stock (the "Representative's Warrants"). The Representative's Warrants are initially exercisable at an exercise price of 120% of the initial public offering price per share of Common Stock for a period of four years, commencing one year from the date of this Prospectus. The Representative's Warrants contain provisions for adjustment, upon the occurrence of certain events, of the exercise price and the number and type of securities issuable upon exercise thereof. The Representative's Warrants grant to the holder thereof certain registration rights for the securities issuable upon exercise thereof.

     The Company, its Executive Officers and Directors and the stockholders of Striker and GS Roofing who will own more than 1% of the Common Stock after the closing of the Offering have agreed that, for a period of 12 months after the date of closing of the Offering, they will not, directly or indirectly, offer, sell, contract to sell, grant any option to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock (or securities convertible into or exchangeable for, or any rights to purchase or acquire, Common Stock, without the prior written consent of the Representative.

     The Representative has informed the Company that the Underwriters do not intend to confirm sales of shares of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

     Before the Offering, there has been no market for the Common Stock. The initial public offering price for the Common Stock was determined by negotiations between the Company and the Representative. Among the factors considered in determining such offering price were the history of and prospects for the industry in which the Company competes, market valuation of comparable companies, market conditions for public offerings, the history of and prospects for the Company's business, the Company's past and present operations and earnings and the trend of such earnings, the prospects for future earnings of the Company, the Company's financial position, an assessment of the Company's management, the general condition of the securities markets, the demand for similar securities of comparable companies and other relevant factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market after the Offering at or above the initial public offering price.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

     In February 1996, BlueStone Capital Partners, L.P., the Representative, was organized and registered as a broker-dealer with the Commission and the National Association of Securities Dealers, Inc. Since its organization, BlueStone Capital Partners, L.P. has engaged in the investment banking business. This Offering will be the first public offering in which BlueStone Capital Partners, L.P. has acted as the lead manager. BlueStone Capital Partners, L.P. has no relationship with the Company or its controlling persons, except as otherwise noted herein. The principal business function of BlueStone Capital Partners, L.P. in the Offering is to sell the Common Stock offered hereby.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock offered hereby will be passed on for the Company by Porter & Hedges, L.L.P., Houston, Texas. Certain matters in connection with this Offering will be passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements of Striker as of and for the year ended December 31, 1995 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Striker as of December 31, 1994 and 1993 included in the Registration Statement of which this Prospectus is a part have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated financial statements of Newgen Holding, Inc. (GS Roofing) as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The balance sheets of Woodland as of December 31, 1995 and 1994 and other financial statements for each of the three years ended December 31, 1995, 1994 and 1993 included in the Prospectus and the Registration Statement have been audited by McNair, McLemore, Middlebrooks & Co., L.L.P., independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a registration statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the Common Stock offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. The Registration Statement and the Exhibits and Schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facilities maintained by the Commission at its principal office at Judiciary Plaza, 450 5th Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices or public reference facilities of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Such information also may be obtained on the Internet through the Commission's EDGAR database at http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract, agreement or other document are by necessity summaries, but all material terms are summarized herein. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibits for a more complete description of the matter involved, and each such statement shall be deemed qualified in all respects by such reference.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
CONSOLIDATED FINANCIAL STATEMENTS OF STRIKER INDUSTRIES, INC. AND SUBSIDIARIES
  Independent Auditors' Report......................................................... F-2
  Report of Independent Public Accountants............................................. F-3
  Consolidated Balance Sheets as of December 31, 1994 and 1995 and September 30, 1996
     (unaudited)....................................................................... F-4
  Consolidated Statements of Income for the Years Ended December 31, 1993, 1994 and
     1995 and for the nine months ended September 30, 1995 and 1996 (unaudited)........ F-5
  Consolidated Statements of Stockholders' Equity for Years Ended December 31, 1993,
     1994 and 1995 and for the nine months ended September 30, 1995 and 1996
     (unaudited)....................................................................... F-6
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and
     1995 and for the nine months ended September 30, 1995 and 1996 (unaudited)........ F-7
  Notes to Consolidated Financial Statements........................................... F-8
CONSOLIDATED FINANCIAL STATEMENTS OF NEWGEN HOLDING, INC. AND SUBSIDIARIES
  Independent Auditors' Report......................................................... F-22
  Consolidated Balance Sheets as of December 31, 1994 and 1995 and September 30, 1996
     (unaudited)....................................................................... F-23
  Consolidated Statements of Income for the Years Ended December 31, 1993, 1994 and
     1995 and for the nine months ended September 30, 1995 and 1996 (unaudited)........ F-24
  Consolidated Statements of Stockholders' Equity for the Years Ended December 31,
     1993, 1994 and 1995 and for the nine months ended September 30, 1995 and 1996
     (unaudited)....................................................................... F-25
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and
     1995 and for the nine months ended September 30, 1995 and 1996 (unaudited)........ F-26
  Notes to Consolidated Financial Statements........................................... F-27
FINANCIAL STATEMENTS OF WOODLAND INDUSTRIES, INC.
  Report of Independent Accountants.................................................... F-38
  Balance Sheets as of December 31, 1994 and 1995 and September 30, 1996 (unaudited)... F-39
  Statements of Operations for Years Ended December 31, 1993, 1994 and 1995 and for the
     nine months ended September 30, 1995 and 1996 (unaudited)......................... F-40
  Statements of Stockholders' Equity for Years Ended December 31, 1993, 1994 and 1995
     and for the nine months ended September 30, 1996 (unaudited)...................... F-41
  Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and 1995 and for
     the nine months ended September 30, 1995 and 1996 (unaudited)..................... F-42
  Notes to Financial Statements........................................................ F-43

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Striker Industries, Inc.:

     We have audited the accompanying consolidated balance sheet of Striker Industries, Inc. (a Delaware corporation), and subsidiaries as of December 31, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Striker Industries, Inc., and subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                            KPMG Peat Marwick LLP

Houston, Texas
March 22, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Striker Industries, Inc.:

     We have audited the accompanying consolidated balance sheet of Striker Industries, Inc. (a Delaware corporation), and subsidiaries as of December 31, 1994, and the related consolidated statements of income, stockholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The Company has entered into a series of transactions with several international investors which are currently shareholders and creditors of the Company and thus related parties to the Company. Many of these transactions are conducted through foreign partnership or corporate-type entities. These transactions are described in Notes 1, 6, 7, 9, 12 and 13 to the accompanying financial statements. The effect of certain of these transactions was to increase net income for the year ending December 31, 1994, by approximately $2,600,000 more than it would have been had these transactions not occurred. Additionally, the Company incurred operating losses of approximately $1,631,000 and $2,425,000 during the years ended 1994 and 1993, respectively, and the accompanying financial statements have been prepared based on the assumption that the Company will continue operations. Management has implemented an operational realignment as more fully discussed in Note 1 and has obtained an agreement from an officer/shareholder and an international investor to provide up to $3,000,000, if necessary, to allow the Company to continue its normal operations.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Striker Industries, Inc., and subsidiaries as of December 31, 1994, and the results of their operations and their cash flows for the two years then ended, in conformity with generally accepted accounting principles.

                                                    ARTHUR ANDERSEN LLP

Houston, Texas
March 10, 1995

                   STRIKER INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                               DECEMBER 31,
                                                        --------------------------    SEPTEMBER 30,
                                                           1994           1995            1996
                                                        -----------    -----------    -------------
                                                                                       (UNAUDITED)
Current assets:
  Cash and cash equivalents...........................  $    18,739    $   141,557     $    184,218
  Cash, restricted as to use..........................           --        360,000          360,000
  Accounts receivable:
     Trade............................................      475,421        403,742          832,841
     Affiliates.......................................           --             --          563,945
     Other............................................       65,939        152,731          361,408
  Short-term note receivable..........................           --             --          489,723
  Inventories:
     Raw materials....................................       58,217         41,073           45,031
     Finished goods...................................      245,455        130,910          182,274
  Spare parts.........................................      291,253        247,875          245,288
  Prepaid expenses and other current assets...........      194,449        262,757          346,790
                                                        -----------    -----------      -----------
          Total current assets........................    1,349,473      1,740,645        3,611,518
Property and equipment, net...........................    4,891,801     16,295,437       16,256,685
Deferred costs and other, net.........................      596,655        286,362        2,031,455
                                                        -----------    -----------      -----------
          Total assets................................  $ 6,837,929    $18,322,444     $ 21,899,658
                                                        ===========    ===========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Revolving lines of credit...........................  $        --    $   875,909     $    722,460
  Current portion of term loans.......................           --        338,069          828,200
  Trade accounts payable..............................      662,320      2,438,271        2,489,098
  Accrued liabilities.................................      608,526        215,602          609,985
  Current obligations under capital leases............       48,966         51,902           49,844
                                                        -----------    -----------      -----------
          Total current liabilities...................    1,319,812      3,919,753        4,699,587
                                                        -----------    -----------      -----------
Long-term liabilities:
  Notes payable to affiliates.........................    1,252,641      1,200,000        5,300,000
  Term loans, net of current portion..................           --      1,188,230        1,368,200
  Capital lease obligation............................      100,600         68,717           30,754
                                                        -----------    -----------      -----------
          Total long-term liabilities.................    1,353,241      2,456,947        6,698,954
                                                        -----------    -----------      -----------
Stockholders' equity:
  Preferred stock, $.20 par value, 5,000,000 shares
     authorized, none issued..........................           --             --               --
  Common stock, $.20 par value, 25,000,000 shares
     authorized, 8,687,106, 10,599,564 and 10,924,564
     (unaudited) shares issued, respectively..........    1,737,421      2,119,913        2,184,913
  Stock subscriptions receivable......................     (450,000)      (236,000)        (275,000)
  Additional paid-in capital..........................    5,126,832     13,688,119       14,098,119
  Accumulated deficit.................................   (2,249,377)    (3,559,011)      (5,528,422)
  Foreign currency translation adjustment.............           --        (67,277)          21,507
                                                        -----------    -----------      -----------
          Total stockholders' equity..................    4,164,876     11,945,744       10,501,117
Commitments and contingencies
                                                        -----------    -----------      -----------
          Total liabilities and stockholders'
            equity....................................  $ 6,837,929    $18,322,444     $ 21,899,658
                                                        ===========    ===========      ===========

          See accompanying notes to consolidated financial statements.

                   STRIKER INDUSTRIES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                 NINE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                 -----------------------------------------   -------------------------
                                     1993           1994           1995          1995          1996
                                 -----------    -----------    -----------   -----------   -----------
                                                                             (UNAUDITED)   (UNAUDITED)
Revenues........................ $ 5,933,079    $ 7,977,888    $ 7,983,577   $ 6,506,151   $ 5,105,334
Cost of sales...................   7,109,471      7,926,095      7,023,242     5,192,065     4,970,706
                                 -----------    -----------    -----------    ----------   -----------
  Gross margin..................  (1,176,392)        51,793        960,335     1,314,086       134,628
Selling, general and
  administrative expenses, net
  of salary reimbursements of
  $192,500, $132,000, $132,000,
  $99,000 (unaudited), and
  $99,000 (unaudited),
  respectively..................   1,248,589      1,683,161      1,992,738     1,399,758     1,622,614
                                 -----------    -----------    -----------    ----------   -----------
          Operating loss........  (2,424,981)    (1,631,368)    (1,032,403)      (85,672)   (1,487,986)
                                 -----------    -----------    -----------    ----------   -----------
Other income (expense):
  Interest expense, net.........    (111,053)      (255,757)      (311,004)     (135,464)     (481,424)
  Other income..................      20,962        144,688         33,773        18,405            --
                                 -----------    -----------    -----------    ----------   -----------
  Loss before income taxes and
     extraordinary item.........  (2,515,072)    (1,742,437)    (1,309,634)     (202,731)   (1,969,410)
Income taxes....................          --             --             --            --            --
                                 -----------    -----------    -----------    ----------   -----------
  Net loss before extraordinary
     item.......................  (2,515,072)    (1,742,437)    (1,309,634)     (202,731)   (1,969,410)
                                 -----------    -----------    -----------    ----------   -----------
Extraordinary item, gain on
  extinguishment of debt........          --      2,101,495             --            --            --
                                 -----------    -----------    -----------    ----------   -----------
  Net income (loss)............. $(2,515,072)   $   359,058    $(1,309,634)  $  (202,731)  $(1,969,410)
                                 ===========    ===========    ===========    ==========   ===========
Income (loss) per common share:
  Loss before extraordinary
     item....................... $      (.43)   $      (.17)   $      (.13)  $     (0.02)  $      (.18)
  Extraordinary item............          --            .21             --            --            --
                                 -----------    -----------    -----------    ----------   -----------
  Net income (loss)............. $      (.43)   $       .04    $      (.13)  $      (.02)  $      (.18)
                                 ===========    ===========    ===========    ==========   ===========

          See accompanying notes to consolidated financial statements.

                   STRIKER INDUSTRIES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                                       ACCUMULATED
                        COMMON STOCK             STOCK       ADDITIONAL                   TREASURY       FOREIGN        TOTAL
                   -----------------------   SUBSCRIPTIONS     PAID-IN     ACCUMULATED      STOCK       CURRENCY     STOCKHOLDERS'
                     SHARES       AMOUNT      RECEIVABLE       CAPITAL       DEFICIT       AT COST     ADJUSTMENT       EQUITY
                   ----------   ----------   -------------   -----------   -----------   -----------   -----------   ------------
Balances, December
  31, 1992........  5,589,236   $1,117,847    $        --    $ 1,245,318   $  (93,363)   $    (3,165)   $      --    $ 2,266,637
Capital
  contribution....         --           --             --        119,376           --             --           --        119,376
Merger costs
  incurred........         --           --             --       (524,077)          --             --           --       (524,077)
Purchase of shares
  from former
  officer.........         --           --             --             --           --     (1,000,000)          --     (1,000,000)
Private placements
  of common stock:
  November 8,
    1993..........  1,818,180      363,636             --      1,636,364           --             --           --      2,000,000
  December 31,
    1993..........  1,600,000      320,000     (1,150,000)     1,280,000           --             --           --        450,000
  Private
    placement
    costs.........         --           --             --       (108,516)          --             --           --       (108,516)
Net loss..........         --           --             --             --   (2,515,072)            --           --     (2,515,072)
                   ----------   ----------   -------------   -----------   -----------   -----------   -----------   ------------
Balances, December
  31, 1993........  9,007,416    1,801,483     (1,150,000)     3,648,465   (2,608,435)    (1,003,165)          --        688,348
Capital
  contribution....         --           --             --        172,477           --             --           --        172,477
Conversion of
  9.75%
  convertible
  subordinated
  notes...........    642,855      128,571             --      1,896,422           --             --           --      2,024,993
Issuance of
  treasury
  stock...........         --           --             --        180,000           --         40,000           --        220,000
Cancellation of
  treasury
  stock...........   (963,165)    (192,633)            --       (770,532)          --        963,165           --             --
Payments received
  for
  stock-subscribed
  payments........         --           --        700,000             --           --             --           --        700,000
Net income........         --           --             --             --      359,058             --           --        359,058
                   ----------   ----------   -------------   -----------   -----------   -----------   -----------   ------------
Balances, December
  31, 1994........  8,687,106    1,737,421       (450,000)     5,126,832   (2,249,377)            --           --      4,164,876
Warrants issued...         --           --             --        950,000           --             --           --        950,000
Warrants
  exercised.......    566,668      113,334             --      1,020,002           --             --           --      1,133,336
Common stock
  issued for
  Thorold
  Canada plant
    acquisition...  1,345,790      269,158             --      7,038,523           --             --           --      7,307,681
Fees on warrants
  issued and
  exercised.......         --           --             --       (233,238)          --             --           --       (233,238)
Write-off of stock
  subscriptions
  receivable......         --           --        214,000       (214,000)          --             --           --             --
Foreign currency
  translation.....         --           --             --             --           --             --      (67,277)       (67,277)
Net loss..........         --           --             --             --   (1,309,634)            --           --     (1,309,634)
                   ----------   ----------   -------------   -----------   -----------   -----------   -----------   ------------
Balances, December
  31, 1995........ 10,599,564    2,119,913       (236,000)    13,688,119   (3,559,011)            --      (67,277)    11,945,744
Stock
  subscriptions
  paid............         --           --        236,000             --           --             --           --        236,000
Stock
  subscriptions
  issued..........    275,000       55,000       (275,000)       220,000           --             --           --             --
Stock issued --
  private
  placement.......     50,000       10,000             --        190,000           --             --           --        200,000
Foreign currency
  translation.....         --           --             --             --           --             --       88,784         88,784
Net loss..........         --           --             --             --   (1,969,411)            --           --     (1,969,411)
                   ----------   ----------   -------------   -----------   -----------   -----------   -----------   ------------
Balances,
  September 30,
  1996............ 10,924,564   $2,184,913    $  (275,000)   $14,098,119   $(5,528,422)  $        --    $  21,507    $10,501,117
                    =========    =========   ============     ==========   ===========    ==========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                   STRIKER INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                           NINE MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                                          -----------------------------------------    --------------------------
                                                             1993           1994           1995           1995           1996
                                                          -----------    -----------    -----------    -----------    -----------
Cash flows from operating activities:
  Net income (loss).....................................  $(2,515,072)   $   359,058    $(1,309,634)   $  (202,731)   $(1,969,410)
  Adjustments to reconcile net income (loss) to net cash
    used in operating activities:
    Depreciation and amortization.......................      354,996        539,189        749,139        548,264        608,542
    Extraordinary gain..................................           --     (2,101,495)            --             --             --
    Interest expense on convertible subordinated note
      not paid due to conversion of notes...............           --         78,930             --             --             --
    Reimbursement for executive salaries................           --       (132,000)      (132,000)            --             --
    Gain on pulp hedge contract.........................           --       (493,529)            --             --             --
    Loss on sale of property and equipment..............           --          3,889             --             --             --
    Changes in assets and liabilities:
      (Increase) decrease in short-term investment......     (250,000)       250,000             --             --             --
      (Increase) decrease in accounts receivable........       (5,317)       155,498        (15,113)      (910,029)    (1,201,722)
      (Increase) decrease in inventories................     (252,497)      (160,438)       175,067        (81,498)       (52,736)
      (Increase) decrease in prepaid expenses and other
        current assets..................................      (37,536)       (63,476)       (68,308)      (287,555)       (84,033)
      Increase (decrease) in accounts payable and
        accrued liabilities.............................      365,033       (120,724)     1,421,931      1,183,170        206,831
      Increase (decrease) in deferred revenue...........      106,340       (106,340)            --             --             --
                                                          -----------    -----------    -----------    -----------    -----------
        Total adjustments to net income (loss)..........      281,019      2,150,496      2,130,716        452,352       (523,118)
                                                          -----------    -----------    -----------    -----------    -----------
        Net cash provided by (used in) operating
          activities....................................   (2,234,053)    (1,791,438)       821,082        249,621     (2,492,528)
                                                          -----------    -----------    -----------    -----------    -----------
Cash flows from investing activities:
  Gain on pulp hedge contract...........................           --             --             --       (467,774)            --
  Purchase of marketable securities.....................           --             --             --        (50,000)            --
  Purchases of property and equipment...................   (1,969,275)    (1,462,414)    (3,981,769)    (3,145,857)      (968,262)
  Increase in deferred acquisition costs................     (220,122)      (358,359)      (316,705)            --       (691,652)
  Proceeds from sales of property and equipment.........           --         18,623             --             --
  Restricted cash.......................................           --             --       (360,000)      (363,774)            --
                                                          -----------    -----------    -----------    -----------    -----------
        Net cash used in investing activities...........   (2,189,397)    (1,802,150)    (4,658,474)    (4,027,405)    (1,659,914)
                                                          -----------    -----------    -----------    -----------    -----------
Cash flows from financing activities:
  Merger costs paid.....................................     (524,077)            --             --             --             --
  Proceeds from private placements of common stock......    2,450,000             --             --             --        200,000
  Private placement costs...............................     (108,516)            --             --             --             --
  Capital contributions.................................      119,376         79,857             --             --             --
  Warrants issued.......................................           --             --        950,000        879,000             --
  Warrants exercised....................................           --             --      1,133,336        973,336             --
  Warrant fees paid.....................................           --             --       (233,238)            --             --
  Proceeds from issuance of convertible subordinated
    notes...............................................    2,000,000      2,500,000             --      1,200,000      4,585,000
  Proceeds from revolving lines of credit...............      500,000             --      6,572,536      1,116,399      5,148,405
  Repayment of revolving lines of credit................         (860)      (499,140)    (5,701,045)            --     (5,301,853)
  Shareholder advances..................................    1,630,000             --             --      1,188,500             --
  Repayment of shareholder advances.....................   (1,630,000)            --             --     (2,005,618)            --
  Proceeds from fixed-asset line of credit..............    2,250,000             --      1,608,000      1,275,000        517,500
  Repayments of fixed-asset line of credit..............   (2,250,000)            --        (77,283)       (29,550)      (332,400)
  Principal payments on capital leases..................      (31,015)       (21,482)       (28,947)       (32,868)       (40,020)
  Proceeds received from issuance of common stock
    subscribed..........................................           --        700,000             --             --        236,000
  Repayment of obligation for purchase of treasury
    stock...............................................           --     (1,000,000)            --             --             --
  Deferred financing and other costs paid...............           --       (167,645)      (342,508)      (583,532)      (817,529)
  Proceeds from affiliate notes payable.................           --      2,156,000      1,200,000             --             --
  Repayment of affiliate notes payable..................           --       (185,210)    (1,120,641)            --             --
  Proceeds from receivable factoring facility...........           --      4,167,852             --             --             --
  Repayment of receivable factoring facility............           --     (4,167,852)                           --             --
                                                          -----------    -----------    -----------    -----------    -----------
        Net cash provided by financing activities.......    4,404,908      3,562,380      3,960,210      3,980,667      4,195,103
                                                          -----------    -----------    -----------    -----------    -----------
Net increase (decrease) in cash.........................      (18,542)       (31,208)       122,818        202,883         42,661
Cash and cash equivalents, beginning of period..........       68,489         49,947         18,739         18,739        141,557
                                                          -----------    -----------    -----------    -----------    -----------
Cash and cash equivalents, end of period................  $    49,947    $    18,739    $   141,557    $   221,622    $   184,218
                                                          ===========    ===========    ===========    ===========    ===========
Supplemental schedule of noncash investing and financing
  activities:
  Sale of assets for note receivable....................  $        --    $        --    $        --    $        --    $   489,723
  Conversion of 9.75% convertible subordinated notes to
    common stock........................................           --      4,578,930             --             --             --
  Issuance of common stock to an entity in consideration
    of acquisition assistance provided..................           --        220,000             --             --             --
  Issuance of common stock in consideration of
    acquisition of Thorold Mill.........................           --             --      7,307,681      7,307,681             --
  Cancellation of treasury stock........................           --        963,165             --             --             --
  Capital contributions from an affiliate in the form of
    forgiveness of notes payable........................           --         92,620             --             --             --
  Reimbursement of executive salaries from an affiliate
    in the form of forgiveness of notes payable.........           --        132,000        132,000         99,000             --
  Gain on pulp hedge contract with an affiliate in the
    form of forgiveness of notes payable................           --        493,529        467,774             --             --
  Purchase of shares of common stock from former
    officer.............................................    1,000,000             --             --             --             --
  Financing of insurance premiums.......................       55,236             --             --             --             --
  Acquisition of property and equipment under
    noncancellable long-term capital leases.............  $    24,575    $    23,849    $    34,441    $    34,441    $        --
                                                          ===========    ===========    ===========    ===========    ===========

          See accompanying notes to consolidated financial statements.

                   STRIKER INDUSTRIES, INC., AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND OPERATIONS:

  Merger and Recapitalization

     Striker Industries, Inc. (formerly Striker Petroleum Corporation, hereinafter referred to as Striker or the Company), a Delaware corporation, was incorporated on January 30, 1981, to engage primarily in oil and gas exploration, development and production in the United States.

     Striker Petroleum Corporation ceased operations and was inactive for the period commencing May 1991 and ending upon consummation of the merger in September 1993 described below.

     On September 22, 1993, by means of a reverse triangular merger, SPC Acquisition, Inc., a wholly owned subsidiary of Striker Petroleum Corporation, merged with and into Striker Industries, Inc., a Texas corporation (now Striker Holdings, Inc., hereinafter referred to as Holdings), in consummation of a reorganization of Striker Petroleum Corporation with Holdings pursuant to a Plan of Reorganization Agreement (the Plan of Reorganization) between Striker Petroleum Corporation and Holdings under the provisions of which Holdings became a wholly owned subsidiary of Striker Petroleum Corporation. Under the provisions of the agreement and plan of merger constituting an integral part of the Plan of Reorganization, all shares of common stock of Holdings outstanding immediately prior to the effective date of the merger were automatically converted on the effective date into an aggregate of 107,238,408 shares of common stock, $0.01 par value per share, of Striker Petroleum Corporation, and each holder of record of outstanding shares of common stock of Holdings, immediately prior to the merger, became the owner of a proportionate part of such shares equal to his or its percentage ownership interest in Holdings immediately prior to the merger. Two executives of Holdings and Imperial Equities Limited, a Panamanian corporation, were the owners of 25 percent, 25 percent and 50 percent, respectively, of the issued and outstanding common stock of Holdings immediately prior to the merger and, accordingly, the respective ownerships of stock of Holdings of each of the two Holdings executives were automatically converted on the effective date of the merger into 26,809,602 shares of common stock of Striker Petroleum Corporation and the ownership of stock of Holdings of Imperial Equities Limited was automatically converted into 53,619,204 shares of common stock of Striker Petroleum Corporation which shares represented direct beneficial ownership of Striker Petroleum Corporation by the two executives referred to above and Imperial Equities Limited of approximately 24 percent, 24 percent and 48 percent, respectively.

     As part of the merger transaction, the name of Striker Industries, Inc., was changed to Striker Holdings, Inc. (Holdings or Old Industries).

     The intent and purpose of the reorganization by merger of Striker Petroleum Corporation with Holdings was to reactivate Striker Petroleum Corporation and change the nature of its business in order to enable Striker Petroleum Corporation to achieve profitable operations in an entirely new business. Accordingly, from and after the effective date of the merger, the business of Striker Petroleum Corporation became that of Holdings, namely the recycling and manufacturing of pulp products into paper-based felt and asphalt-saturated felt paper for use in the roofing industry. Following consummation of the merger, the Certificate of Incorporation of Striker Petroleum Corporation was further amended on September 27, 1993, to (a) decrease the number of authorized shares of Striker Petroleum Corporation's common stock to 25,000,000 and increase the par value thereof from $0.01 per share to $0.20 per share simultaneously with a 1-for-20 reverse stock split of the issued (but not the authorized and unissued) common stock, including shares of common stock of Striker Petroleum Corporation held by it as treasury shares, (b) decrease the par value of the preferred stock of Striker Petroleum Corporation from $1 to $0.20 per share and (c) change the name of Striker Petroleum Corporation to Striker Industries, Inc.

                   STRIKER INDUSTRIES, INC., AND SUBSIDIARIES

  Financial Condition and Basis of Preparation

     For the year ended December 31, 1995, the Company had an operating loss and experienced short-term liquidity concerns. Though these conditions exist, the Company experienced positive cash flows from operations for the year ended December 31, 1995.

     The Company experienced an increase in current liabilities for the year ended December 31, 1995 from the year ended December 31, 1994. The increase in current liabilities resulted in a working capital deficit of $2,179,108. The increase is primarily due to capital improvements at the Thorold and Stephens plants and corporate development activities not funded by the Company's existing debt facilities.

     After having been idled for two years by its previous owners, the Thorold plant needed extensive capital improvements, additions, and repairs. These necessary capital improvements, additions and repairs were partially financed. However, since the plant was idled while the improvements were made, there was no production. The Company's cash resources were limited and consequently, the balance of the project was financed by increasing current liabilities. The Canadian projects are near completion and management expects production to begin in the near future.

     Several capital improvements were made to the Stephens plant during the year ended December 31, 1995. The improvements and additions improved efficiency and meet regulatory requirements. These improvements were only partially financed. The Company is benefiting from the capital improvements made and is producing paper more efficiently.

     Management believes that the improvements made to the Stephens and Thorold plants will benefit the operations of the Company. The improvements to the plants will allow production of varying grades of paper (lightweight, medium weight, and heavyweight) more efficiently than before. This will allow the Company to produce paper for all geographic markets. In addition, the plants are geographically dispersed to facilitate distribution to the midwest, southwest, southeast, and northeast markets.

     The factors listed above have led to the working capital deficit. Management has continued to monitor its operational realignment that was implemented during 1994 that included (a) head count reductions, (b) use of lower cost raw material vendors, (c) obtaining alternative lower cost raw materials sourcing and (d) a preventative maintenance program to reduce downtime and repairs. While the Company continues to monitor its program of operational realignment and cost reductions, there can be no assurance that such cost reductions will allow the Company to achieve profitability.

     On February 16, 1996, the Company issued $1,300,000 of 10.25% Subordinated Notes (the "1996 Notes") to seven purchasers. The proceeds of the 1996 Notes were used for working capital needs.

     Management believes its existing funds, its existing financial arrangements and operating cash flows will adequately fund the cash needs of the Company's operations during the next year. However, to continue to expand its business and meet working capital requirements, the Company may need to borrow additional amounts or obtain an additional third-party credit facility. The Company currently has two existing credit lines, consisting of revolving lines of credit and term loans collateralized by receivables, inventories and fixed assets. The Company remains flexible to pursue alternate financing arrangements which might include private or public sales of equity or debt securities.

     The ability of the Company to achieve successful operations and realize its assets is dependent upon many factors including successful operation of the saturating line, penetration of existing markets at profitable margin and volume levels and continued cash liquidity. The Company recently completed the process of realigning its mill operations to cut costs, improve productivity and increase profitability.

     The accompanying financial statements have been prepared based on the assumption that the Company will be able to continue operations. An officer/stockholder and an international investor who is a stockholder

                   STRIKER INDUSTRIES, INC., AND SUBSIDIARIES of the Company have agreed to provide additional financial support in the event the Company does not have available cash or cash equivalents to meet its then current obligations and continue its normal business operations. This additional support, not exceeding in the aggregate $3,000,000, during an 18-month period ending September 30, 1996, would only be provided if liquid assets or financing from other sources cannot be arranged.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Striker and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

  Inventories

     Inventories are stated at the lower of cost or market using the average cost method. The finished goods inventories include materials, direct labor and plant overhead.

  Restricted Cash

     At December 31, 1995, cash restricted as to use of $360,000 represents short term certificates of deposit pledged to the Company's Canadian Lender.

  Property and Equipment

     Property and equipment are recorded at cost. Expenditures for major renewals and betterments, which extend the original estimated economic useful lives of the applicable assets, are capitalized. Expenditures for normal repairs and maintenance are charged to expense as incurred.

     In March 1995, the Financing Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the impairment of Long-lived Assets and for Long-lived Assets to be Disposed of (FAS 121). In 1996, the Company adopted FAS 121 and has completed the analysis required by FAS
121. The adoption of FAS 121 did not materially affect the Company's consolidated results of operations or its financial condition (unaudited).

  Depreciation

     The Company used the straight-line method of depreciation for all assets for the years ended December 31, 1994 and 1993. Effective January 1, 1995, the Company changed its method of depreciation for substantially all machinery and equipment from straight-line to a units-of-production method. The units-of-production method provides for depreciation charges proportionate to the level of production activity thereby recognizing that depreciation of the Company's machinery is related to physical wear of the equipment and represents a method common to that used by many in the pulp and paper industry. The cumulative effect of the change to the units-of-production method was insignificant to the consolidated results for the year ended December 31, 1995, and for the nine months ended September 30, 1996 (unaudited) and is not expected to be significant in the future.

  Deferred Costs and Other, Net

     Deferred costs and other, net, include organization costs and deferred acquisition and financing costs in 1996 (unaudited), 1995 and 1994. The organization costs are being amortized over a five-year period on a straight-line basis. The deferred acquisition costs were added to the cost of the assets acquired after the

                   STRIKER INDUSTRIES, INC., AND SUBSIDIARIES acquisition was completed (see Note 14). Deferred financing costs are being amortized over the life of the related respective financing obtained.

  Income Taxes

     The Company files a consolidated federal income tax return using the accrual basis of accounting. Income taxes include deferred taxes arising from the recognition of revenues and expenses in different periods for income tax and financial statement purposes. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

  Revenue Recognition

     The Company generally recognizes revenue when products are shipped or when the customer has accepted the product.

  Earnings (Loss) Per Common Share

     The computation of earnings or loss per share in each year is based on the weighted average number of common shares outstanding. When dilutive, stock options and warrants are included as share equivalents using the treasury stock method. The number of shares used in computing the earnings (loss) per share as of December 31, 1995, 1994, and 1993, and as of September 30, 1996 and 1995, was 9,867,633, 10,011,806, 5,859,871, 10,793,638 (unaudited), and 9,640,868
(unaudited). Primary and fully diluted earnings per share are the same for each of these years. The Company's convertible subordinated notes were not considered in the calculation of loss per common share for 1993, as their effect would have been antidilutive.

  Translation of Foreign Currency Financial Statements

     Assets and liabilities of foreign subsidiaries have been translated into United States dollars at the applicable rates of exchange in effect at the end of the period reported. Revenues and expenses have been translated at the applicable weighted average rates of exchange in effect during the period reported. Translation adjustments are reflected as a separate component of stockholders' equity. Any transaction gains and losses are included in net income.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

  New Accounting Pronouncements Not Yet Adopted

     In October 1995, the Financial Accounting Standards Board approved the issuance of SFAS No. 123, Accounting for Stock-Based Compensation. This SFAS establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 allows a company to adopt a fair value based method of accounting for an employee stock-based compensation plan or to continue to use the intrinsic value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, the Company's current accounting method. Under the intrinsic value method, the Company has recorded no compensation expense for stock options granted, as the exercise price of allocations granted has been equal to the closing price of the Company's common stock on the date of grant. However, under the fair value method, the Company would record compensation expense for

                   STRIKER INDUSTRIES, INC., AND SUBSIDIARIES similar grants based on an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the stock and its expected volatility and the risk-free interest rate for the expected term of the option. The Company has undertaken a preliminary study of SFAS No. 123 and has determined that the Company will continue to follow the intrinsic value method. The disclosures required by SFAS No. 123 will be included in the Company's consolidated financial statements for the year ended December 31, 1996.

  Cash Flow Information

     For purposes of reporting cash flows, cash and cash equivalents include cash and short-term investments which mature within three months of their date of purchase.

3. PROPERTY AND EQUIPMENT, NET:

     The Company's property and equipment consisted of the following:

                                                            DECEMBER 31,             SEPTEMBER 30,
                                                     ---------------------------         1996
                                     USEFUL LIFE        1994            1995         -------------
                                     -----------     -----------     -----------     (UNAUDITED)
    Machinery, equipment and
      vehicles.....................  5-12 years      $ 4,744,128     $15,906,470      $ 16,373,727
    Buildings......................   25 years           507,949         855,216           774,419
    Computer and office
      equipment....................    5 years           445,927         711,244           722,764
    Land improvements..............    5 years            38,590         140,427           212,880
    Machinery, equipment and
      vehicles under capital
      leases.......................   2-5 years          213,050         236,703           236,703
    Land...........................      --               50,000         215,000           150,000
                                                     -----------     -----------       -----------
    Less-Accumulated depreciation
      and amortization.............                   (1,107,843)     (1,769,623)       (2,213,808)
                                                     -----------     -----------       -----------
                                                     $ 4,891,801     $16,295,437      $ 16,256,685
                                                     ===========     ===========       ===========

4. DEFERRED COSTS AND OTHER, NET:

     The Company's deferred costs and other, net, consisted of the following:

                                                           DECEMBER 31,
                                                       ---------------------     SEPTEMBER 30,
                                                         1994         1995           1996
                                                       --------     --------     -------------
                                                                                  (UNAUDITED)
    Deferred acquisition costs.......................  $560,678     $ 11,004      $   939,037
    Deferred financing costs.........................    15,545      170,404        1,027,507
    Deposits.........................................     2,220       73,190           43,276
    Patents..........................................        --       25,029           25,454
    Less -- Accumulated amortization.................        --           --           (3,819)
    Organization costs...............................    78,026       82,291           78,025
    Less -- Accumulated amortization.................   (59,814)     (75,556)         (78,025)
                                                       --------     --------       ----------
                                                       $596,655     $286,362      $ 2,031,455
                                                       ========     ========       ==========

                   STRIKER INDUSTRIES, INC., AND SUBSIDIARIES

5. INCOME TAXES:

     The Company did not recognize a provision for income taxes for the year ended December 31, 1995. The Company had tax-basis operating loss carryforwards of approximately $4,500,000 at December 31, 1995, which expire from 2007 through 2009.

     Federal income taxes provided were different from the amount computed by applying the statutory U.S. federal income tax rate for the following reasons:

     The Company's deferred costs and other, net, consisted of the following:

                                                                                NINE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                 SEPTEMBER 30
                                      ----------------------------------    --------------------------
                                        1993         1994        1995          1995           1996
                                      ---------    --------    ---------    -----------    -----------
                                                                            (UNAUDITED)    (UNAUDITED)
Tax provision (benefit) at statutory
  rates.............................  $(377,000)   $ 77,000    $(445,275)    $ (68,929)      $(547,199)
(Increase) decrease resulting from
  deferred tax asset valuation
  allowance.........................    376,000     (97,000)     442,275        66,629         544,899
Miscellaneous.......................      1,000      20,000        3,000         2,300           2,300
                                      ---------    --------    ---------       -------       ---------
                                      $      --    $     --    $      --     $      --       $      --
                                      =========    ========    =========       =======       =========

     The tax effect of temporary differences and tax attributes representing deferred tax liabilities and assets are as follows at December 31:

                                                                                       NINE MONTHS
                                                   DEFERRED BENEFIT (PROVISION)           ENDED
                                                      YEAR ENDED DECEMBER 31,          SEPTEMBER 30
                                                -----------------------------------    ------------
                                                  1993         1994         1995           1996
                                                ---------    --------    ----------    ------------
                                                                                       (UNAUDITED)
Current deferred income tax assets:
  Current capital lease obligation............  $   6,000    $  1,000    $   18,000              --
  Accruals....................................     13,000          --        39,000          24,000
  Inventory...................................      3,000      (1,000)        2,000           1,400
  Valuation allowances........................    (16,000)      4,000       (49,000)        (25,400)
                                                ---------    --------    ----------      ----------
          Total current deferred income tax
            assets, net.......................  $   6,000    $  4,000    $   10,000      $       --
                                                =========    ========    ==========      ==========
Noncurrent deferred income tax assets
  (liabilities):
  Net operating loss carryforward.............  $ 501,000    $(21,000)    1,514,000      $1,889,000
  Property and equipment......................   (125,000)    (71,000)     (502,000)       (672,000)
  Assets under capital lease                      (32,000)         --       (72,000)             --
  Noncurrent capital lease obligations........     20,000      (5,000)       45,000              --
  Valuation allowances........................   (370,000)     93,000      (995,000)     (1,217,000)
                                                ---------    --------    ----------      ----------
          Total noncurrent deferred income tax
            liabilities, net..................  $  (6,000)   $ (4,000)   $  (10,000)     $       --
                                                =========    ========    ==========      ==========

                   STRIKER INDUSTRIES, INC., AND SUBSIDIARIES

6. DEBT:

     The Company's debt consisted of the following at:

                                                               DECEMBER 31,
                                                         -------------------------    SEPTEMBER 30,
                                                            1994          1995            1996
                                                         ----------    -----------    -------------
                                                                                       (UNAUDITED)
Subordinated notes payable, 10.25% due 12/31/98........  $       --    $ 1,200,000     $  5,300,000
Subordinated notes payable, 10.0% due 2/28/97..........                                     485,000
Note Payable to an affiliate...........................   1,252,641             --               --
Stephens:
  Term loan, prime +3.5% (11.75%) due 5/31/98..........          --        846,050          682,400
  Revolving line of credit, prime +3.5% (11.75%).......          --        520,274          356,719
Canadian Facility:
  Term loan, prime +2.5% (9.0%) due 4/01/01............          --        680,250        1,029,000
  Revolving line of credit, prime +2.5% (9.0%).........          --        355,635          365,741
Capitalized lease obligations bearing interest at rates
  from 10% to 18% maturing between 1996 and 2000,
  secured by underlying machinery, vehicles and
  computer equipment...................................     149,566        120,619           80,598
                                                         ----------    -----------      -----------
                                                          1,402,207      3,722,828        8,299,458
Less-Current maturities................................     (48,966)    (1,265,881)      (1,600,504)
                                                         ----------    -----------      -----------
                                                         $1,353,241    $ 2,456,947     $  6,698,954
                                                         ==========    ===========      ===========

     On March 2, 1995, the Company issued $1,200,000 of 10.25% Subordinated Notes (the "1995 Notes") to seven international investors, three of which are stockholders. The 1995 Notes mature on December 31, 1998, and interest is payable quarterly beginning July 1, 1995. The proceeds of the 1995 Notes were used to pay down the affiliate notes payable.

     On February 16, 1996, the Company issued $1,300,000 in aggregate principal amount of 10.25% Subordinated Notes (the "1996 Notes") to seven international investors, five of which are stockholders. The 1996 Notes mature on December 31, 1998 and interest is payable quarterly beginning July 1, 1996. The proceeds of the 1996 Notes were used for working capital needs.

     On June 5, 1996, the Company issued $1,300,000 in aggregate principal amount of 10.25% Subordinated Notes (the "1996 B Notes") to twelve international investors, five of which are stockholders. The 1996 B Notes mature on December 31, 1998 and interest is payable quarterly beginning July 1, 1996. The proceeds of the 1996 B Notes were used for working capital needs.

     On July 10, 1996, the Company issued $1,500,000 in aggregate principal amount of 10.25% Subordinated Notes (the "1996 C Notes") to nine international investors, six of which are stockholders. The 1996 C Notes mature on December 31, 1998 and interest is payable quarterly beginning July 1, 1996. The proceeds of the 1996 C Notes were used for working capital needs.

     The Company issued $485,000 in aggregate principal amount of Subordinated Notes (the "1996 D Notes") to several investors. The 1996 D Notes mature at the earlier of (i) February 1, 1997, or (ii) the closing of any public or private debt or equity financing exceeding $10.5 million. The proceeds of the 1996 D Notes were used for working capital needs.

     On May 4, 1995, the Company entered into a financing agreement consisting of a term loan based upon the liquidation value of certain of the Company's fixed assets at the Stephens Mill and a revolving line of credit based upon eligible accounts receivable assets (collectively, the "Stephens Facility"). Advances under the Stephens Facility are limited to $2,500,000 in the aggregate and bear interest at prime plus 3.5%.

                   STRIKER INDUSTRIES, INC., AND SUBSIDIARIES

     On July 28, 1995, the Company's Canadian Subsidiary, Striker Paper Canada Inc. ("Striker Canada"), entered into a financing agreement with a Canadian lender consisting of a term loan based upon the liquidation value of certain of Striker Canada's fixed assets and a revolving line of credit based upon eligible accounts receivable (collectively "the Canadian Facility"). Advances under the Canadian Facility are limited to $2,000,000 Canadian in the aggregate and bear interest at Canadian prime plus 2.5%. At December 31, 1995, Striker Canada was not in compliance with certain covenants of the Canadian Facility. However, a waiver was obtained for the year ended December 31, 1995.

     During the nine months ended September 30, 1996 (unaudited), the Canadian Facility refunded Striker Canada all principal payments made (covering a period from December, 1995 through April, 1996) totaling $125,000 Canadian. This principal refund was prompted by the Canadian mill being idled during capital improvement projects. Principal payments resumed May 1, 1996.

     During the quarter ended September 30, 1996, pursuant to a Confidential Private Placement Memorandum, a wholly owned subsidiary of the Company offered in a private placement solely to accredited investors (as defined in Rule 501(a) of Regulation D), for the purpose of obtaining working capital and for general corporate purposes to assist the Company to conclude the merger combination transaction referred to in the immediately preceding paragraph of this Note 10, up to $1 million of its Convertible Subordinated Promissory Notes (the "1996 D Notes"). Each 1996 D Note is convertible at any time from the date of issuance until the first to occur of (i) the filing of a Registration Statement with respect to any debt or equity financing of the maker or its direct or indirect parent corporation exceeding $10.5 million, (ii) the prepayment of all or any part of the unpaid principal thereof, or (iii) the maturity date thereof, but not thereafter, at the unpaid principal amount thereof into shares of Common Stock of the Company at the conversion price which is the mean of the high and low trade prices of a share of Common Stock of the Company as quoted in the NASDAQ SmallCap market on the 5th trading day prior to the date of the conversion notice delivered to the maker by the holder. Payment of the 1996 D Notes is guaranteed by the Company. Each 1996 D Note bears an appropriate legend restricting its transfer except in a manner permitted under the Securities Act of 1933, as amended, and applicable blue sky acts. Each 1996 D Note is payable at the earlier of February 1, 1997 or the closing of any public or private debt or equity financing of the maker or its direct or indirect parent corporation exceeding $10.5 million. In addition, if a 1996 D Note has not been converted prior to maturity, at the time of payment thereof at maturity, the holder shall be entitled to receive restricted shares of Common Stock or Warrants of the Company or its then parent company under the circumstances described, and calculated in the manner set forth, in the letter agreement between the holder and the Company attached to each 1996 D Note as Exhibit A thereto. At September 30, 1996, the Company's subsidiary had received aggregate paid cash subscriptions of $485,000 in the private offering of the 1996 D Notes from a total of thirteen accredited investor subscribers. Subsequent to September 30, 1996, the Company's subsidiary received additional aggregate paid cash subscriptions of $248,000 as part of the private offering of the 1996 D Notes from seven additional accredited investor subscribers.

     At September 30, 1996, there were no amounts available under the lines of credit (unaudited).

     Aggregate maturities for subordinated notes payables, current and long-term debt and capital leases obligations for each of the five years subsequent to September 30, 1996 (unaudited) were approximately:

                                                                             AMOUNT
                                                                           ----------
        1997.............................................................  $1,600,504
        1998.............................................................   6,165,285
        1999.............................................................     233,052
        2000.............................................................     227,867
        2001.............................................................      72,750
                                                                           ----------
                                                                           $8,299,458
                                                                           ==========

                   STRIKER INDUSTRIES, INC., AND SUBSIDIARIES

     Interest paid for the years ended December 31, 1993, 1994 and 1995, and for the nine months ended September 30, 1995 and 1996 (unaudited), was $116,531, $221,309, $322,915 $10,982, and $160,464, respectively.

7. CONVERSION OF 9.75% CONVERTIBLE SUBORDINATED NOTES:

     From December 22, 1993, through June 20, 1994, the Company issued $4,500,000 of 9.75% Convertible Subordinated Notes due December 31, 1998 (the "Notes"), to independent and unrelated non-U.S. accredited investors. The terms of the Notes provided, among other things, that the Notes were convertible at the option of the noteholder into common stock of the Company at any time after June 30, 1995, at a rate of $7 per share. Effective June 21, 1994, the Company amended the Note agreements to allow the noteholders to convert the Notes at the stated conversion rate through June 30, 1994. All outstanding Notes were converted by the noteholders in separate transactions on or about June 29, 1994, into an aggregate of 642,855 shares of the Company's common stock.

     The Company recorded this conversion as an extraordinary gain in the accompanying consolidated financial statements. The market price used for this calculation ($3.15) was the average closing price of the Company's common stock for the period from April 5, 1994 (commencement of active trading of the Company's common stock), through June 29, 1994. The components of the extraordinary gain are as follows:

                                                                            AMOUNT
                                                                          -----------
        9.75% subordinated notes converted..............................  $ 4,500,000
        Accrued interest................................................       78,930
        Less --
          Market value of shares issued upon conversion.................   (2,024,993)
          Unamortized deferred financing costs..........................     (452,442)
                                                                          -----------
        Extraordinary item, gain on extinguishment of debt..............  $ 2,101,495
                                                                          ===========

8. LEASES:

     The Company leases certain machinery, equipment and vehicles and certain computer and office equipment under noncancelable long-term capital leases. Future minimum lease payments under all noncancelable long-term capital leases as of September 30, 1996 (unaudited), are as follows:

                                                                             AMOUNT
                                                                            --------
        1997..............................................................  $ 62,079
        1998..............................................................    29,764
        1999..............................................................     8,781
        2000..............................................................     2,927
        2001..............................................................        --
                                                                            --------
                  Total minimum lease payments............................   103,551
        Less -- Amount representing interest and insurance................    22,953
                                                                            --------
        Present value of net minimum lease payments.......................    80,598
        Less -- Current portion...........................................    49,844
                                                                            --------
                  Capital lease obligations, long-term....................  $ 30,754
                                                                            ========

                   STRIKER INDUSTRIES, INC., AND SUBSIDIARIES

     The Company also leases certain office and warehouse space under noncancelable long-term operating leases that expire in 1999. Future minimum lease payments under all noncancelable long-term operating leases as of September 30, 1996 (unaudited), are as follows:

                                                                             AMOUNT
                                                                            --------
        1997..............................................................  $ 61,869
        1998..............................................................    52,043
        1999..............................................................    13,011
                                                                             -------
                                                                            $126,923
                                                                             =======

     Total rental expense pursuant to noncancelable long-term operating leases was approximately $57,142, $49,283, $47,200, $55,382 (unaudited) and $43,940
(unaudited) for the years ended December 31, 1995, 1994 and 1993 and for the nine months ended September 30, 1996 and 1995, respectively.

9. STOCKHOLDERS' EQUITY:

     During the quarter ended March 31, 1995, the Company authorized the issuance of 1,000,000 warrants to purchase one share each of common stock of the Company at a warrant price of $1.50 per warrant and an exercise price of $2.00 per share escalating to $2.65 per share over the term of the warrant which expires on February 28, 1997. During the quarter ended March 31, 1995, $850,000 was received by the Company upon issuance of 566,668 warrants to six international investors, four of which are stockholders. During the quarter ended June 30, 1995, an additional $100,000 was received upon issuance of 66,667 warrants.

     During the quarter ended June 30, 1995, 566,668 warrants were exercised at the exercise price of $2.00 per share. The Company received $1,133,336 for 566,668 shares of common stock of the Company. As of December 31, 1995, 66,667 warrants remained outstanding.

     The Company paid $71,000 upon the issuance and $160,000 upon the exercise, in commissions to an affiliate of the Company in connection with the placement and exercise of the warrants during the six months ended June 30, 1995. The Company reflected the commissions paid as a reduction of Additional Paid in Capital.

     On November 8, 1993, the Company issued 363,636 shares of its common stock to each of five international, independent and unrelated offerees (an aggregate of 1,818,180 shares) in separate and independent private placements, in consideration, in each instance of the transfer and assignment by each offeree to the Company of all of the offeree's right, title and interest in $400,000 in assigned amount ($2,000,000 in the aggregate) of certificates of deposit, subject to a pledge of the assigned certificate(s) as collateral securing payment of the Company's fixed asset line of credit. These certificates of deposit in combination with the proceeds of $750,000 in stockholder advances were used to retire the Company's fixed-asset line of credit in November 1993.

     On December 31, 1993, the Company issued 320,000 shares of its common stock to each of five international, independent and unrelated offerees (an aggregate of 1,600,000 shares) in separate and independent offshore private placement transactions, in consideration, in each instance, of the sum of $320,000, payable $90,000 cash at the time of subscription with the balance of $230,000, in each instance, being represented by the purchaser's promissory note in such principal amount, bearing interest at the rate of 9.75 percent per annum payable quarterly, with the note principal being payable to the Company in two annual installments of $115,000 each on May 1, 1994 and 1995 (an aggregate consideration of $450,000 cash and notes of the purchasers aggregating $1,150,000). The Company received $250,000 in aggregate prepayments on the notes in January 1994. The $250,000 prepayment amount was used to retire the Company's line-of-credit indebtedness to Charter Bank, Houston, and the cash proceeds of the stock sale were used primarily to

                   STRIKER INDUSTRIES, INC., AND SUBSIDIARIES pay the cash portion of the purchase price of the shares of common stock of the Company redeemed by the Company from a former officer in February 1994 discussed below.

     Prior to December 31, 1993, the Company agreed to purchase 1,000,000 shares of its common stock from a former officer of the Company for $350,000 in cash and a $650,000 note bearing interest at 9.75 percent. The note was payable in installments of $100,000 on February 18, 1994, and $550,000 on May 15, 1994. The note was paid in full in 1994.

     Effective January 1, 1994, the Company created the 1994 Stock Option Plan (the "Plan") which provides for the grant of stock options for up to 4,000,000 shares of common stock to the officers and employees of the Company and its subsidiaries. The board of directors, which administers the Plan, has authority to determine the individuals to whom, and the time at which, options shall be granted, as well as the number of shares to be covered by each grant. Effective January 1, 1994, a total of 2,275,000 options was granted to current officers and employees at an exercise price equivalent to the fair value of the common stock at such date of $1.00 per share. Effective November 30, 1994, 150,000 options were granted to an employee at an exercise price equivalent to the fair value of the common stock at such date of $5.50 per share. Effective March 15, 1995, 150,000 options were granted to an employee at an exercise price equivalent to the fair value of the common stock at such date of $5.50 per share. Such options vest at varying rates per year and expire on December 31, 2013, if not previously exercised. At December 31, 1995, options covering 960,000 shares were vested. As of December 31, 1995, no options granted under the Plan had been exercised.

     During the year ended December 31, 1994, the Company issued a warrant to an affiliate of an officer/stockholder for $65,000. The warrant provides that the affiliate may purchase up to 50,000 shares of common stock of the Company through January 1, 1997, at an exercise price of $5.00 per share.

     The Company has 5,000,000 authorized shares of preferred stock, none of which has been issued or is outstanding.

10. COMMITMENTS AND CONTINGENCIES:

  Litigation

     The Company is not a party to any material legal proceedings, other than various routine claims and disputes arising in the normal course of the Company's business. The Company does not believe that such claims and disputes, individually or in the aggregate, will have a material adverse effect on the Company's operations or financial condition.

     During 1995, the Company entered into sales contracts (the "Sales Contracts") with three of its major customers. Under terms of the Sales Contracts, the customers are required to purchase at least 1,900 tons of dry felt each month, in the aggregate, for a period of eighteen months at prices based upon the mix of raw materials used in the manufacture of the dry felt and the quoted market price of the raw materials.

     During 1995, the Company entered into an agreement with the Sierra Club ("Sierra") and the Arkansas Department of Pollution Control and Ecology (the "ADPCE") to settle claims brought by those parties concerning non-toxic discharges in excess of state water permits for the Stephens, Arkansas mill. The Company paid to the ADPCE a civil penalty in the amount of $15,000 for excess discharges beyond permit allowances into Smackover Creek, near the Stephens, Arkansas mill. In addition, the Company agreed with the ADPCE and Sierra to contribute $55,000 to environmental projects in the state of Arkansas. The contribution was paid in full during 1995. The Company has been working with environmental engineering companies to put in place the plans and equipment necessary to improve and ultimately eliminate the non-toxic discharges. The Company has received preliminary approval from the ADPCE and the state health department to begin construction of a closed loop system. As of March 27, 1996, the closed loop system's

                   STRIKER INDUSTRIES, INC., AND SUBSIDIARIES construction was completed. The $15,000 civil penalty and the $55,000 contribution for environmental projects have been recorded as other expense in the accompanying consolidated statements of operations.

11. CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMER TRANSACTIONS:

     During the year ended December 31, 1995, three contract customers accounted for 33 percent, 18 percent and 18 percent of revenues, respectively. These same customers accounted for 28 percent, 18 percent and 16 percent of accounts receivable, respectively, at December 31, 1995. During the year ended December 31, 1994, two customers accounted for 23 percent and 13 percent of revenues. These same customers accounted for 4 percent and 8 percent of accounts receivable, respectively, at December 31, 1994.

     The Company's present customers are primarily distributors and wholesalers of roofing materials used in the residential construction industry. As a result, the Company is subject to demand fluctuations resulting from the level of residential construction and repair work which is impacted by various economic factors.

12. RELATED-PARTY TRANSACTIONS:

     During 1994 and 1993, an affiliate of an officer/stockholder made capital contributions to the Company of $107,477 and $75,000, respectively. Additionally, the Company paid $224,900 and $65,218 to such affiliate during 1994 and 1993, respectively, in connection with private placements of the Company's convertible subordinated notes and common stock during 1994 and 1993.

     In the first quarter of 1993, the Company purchased from an officer/stockholder of the Company for $100,000 various leasehold improvements, furniture and computer and office equipment. During 1993, the same officer/stockholder paid legal fees of the Company related to the merger totaling $25,117. This payment was treated as a merger cost and a capital contribution. Additionally, during 1993, an affiliate of this stockholder paid legal fees of the Company related to the merger totaling $19,259. This payment was treated as a merger cost and a capital contribution.

     During 1995, 1994 and 1993, affiliates of an officer/stockholder of the Company and international investors reimbursed the Company $132,000, $132,000 and $192,500, respectively, for salaries paid to certain executive employees. These payments were made to compensate the Company for the time that the employees spent working on special projects for the affiliates which were not related to the Company. The Company has treated these amounts as reimbursement of salary expense for the years ended December 31, 1993, 1994 and 1995.

     During the year ended December 31, 1994, the Company received advances under notes payable totaling $2,156,000 from affiliates of an officer/stockholder and international investors (Note 6). The proceeds of this note were used for working capital.

13. PULP HEDGE CONTRACT:

     During the six months ended June 30, 1994, certain traditional sources of raw materials used by Striker Paper were not able to provide the quantity of raw materials required to meet Striker Paper's level of production of dry felt at a satisfactory price. Accordingly, Striker Paper experienced a dramatic increase in the cost of its raw materials. In an effort to mitigate its exposure to rising raw material costs, the Company created a new subsidiary, Striker Services, to obtain one component of the raw materials, old corrugated cardboard ("OCC"), in sufficient quantities to meet its production requirements. Quantities of OCC obtained in excess of that required to meet the Company's production level may be sold to third parties at market prices.

     As a result of continued concern about rising raw material costs and the uncertainty of the success of the OCC gathering operations of Striker Services, the Company entered into a pulp hedge contract (the "Hedge") effective July 1, 1994 with an international investor which was also a stockholder and a noteholder,

                   STRIKER INDUSTRIES, INC., AND SUBSIDIARIES to effectively hedge against rising raw material prices. The terms of the Hedge provided for a term of six months and for a fixed notional amount which would be an approximation of Striker Paper's pulp needs for production in Stephens, Arkansas. The Hedge provided that the amount of net gain or loss, as applicable, would be equivalent to the difference between the designated strike price, as set forth in the Hedge contract, and the Company's imputed cost. The Hedge provided that SSC's imputed cost would be the lesser of: (i) SSC's cash cost (as defined) or (ii) 95 percent of the market price for OCC as quoted in industry publications. The Hedge was canceled by the Company effective July 1, 1995. No activity was recorded for the remainder of the year ended December 31, 1995. Gains of $493,529 and $467,772 from the Hedge have been recorded as reductions of cost of goods sold for the year ended December 31, 1994 and 1995, respectively.

14. ASSET PURCHASE OF THOROLD MILL:

     On May 5, 1995, the asset purchase transaction of the land, building and equipment of Northern Globe Building Materials, Inc.'s idled dry felt mill in Thorold, Ontario, Canada (the "Thorold Mill") pursuant to the Asset Purchase Agreement between Northern Globe Building Materials, Inc. (Northern), dated March 10, 1995 was consummated. The purchase price of the assets purchased was 1,345,790 shares of common stock of the Company and $250,000 cash. The assets purchased were recorded at the sum of the estimated market value of the shares of Common Stock issued ($5.50 per share), cash paid and acquisition costs incurred in connection with the purchase. The physical properties and assets purchased were recorded at the total consideration paid of $8,667,642.

     The physical properties and assets purchased had formerly been used to manufacture dry felt paper, but had not been in operation and had been idled and wholly inactive for more than two years by its previous owners preceding their purchase by the Company. The Company has reactivated the idled dry felt mill and will produce dry felt at Thorold, Ontario, Canada for sale to parties in the roofing industry.

     Pro forma information assuming the acquisition had been completed at January 1, 1994 or January, 1995 is not meaningful since the Thorold plant had been idled for the two years prior to the Company's acquisition.

15. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

  Cash and Short-Term Financial Instruments

     The carrying amount approximates fair value due to the short maturity of these instruments.

  Long-Term Debt

     The carrying value of long-term debt approximates its fair value as interest rates associated with this debt are either variable or based on prevailing market rates for the Company.

                   STRIKER INDUSTRIES, INC., AND SUBSIDIARIES

16. INFORMATION ABOUT THE COMPANY'S OPERATIONS IN DIFFERENT GEOGRAPHIC AREAS FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED):

                                                          YEAR ENDED DECEMBER 31, 1995
                                                   ------------------------------------------
                                                     UNITED
                                                     STATES          CANADA          TOTAL
                                                   -----------     ----------     -----------
    Sales to unaffiliated customers............... $ 7,748,879     $  234,698     $ 7,983,577
                                                   ===========     ==========     ===========
    Gross margin.................................. $ 1,141,757     $ (181,422)    $   960,335
                                                   ===========     ==========     ===========
    Selling, general and administrative
      expenses....................................  (1,960,507)       (32,231)     (1,992,738)
    Other income (expense)........................    (230,872)       (46,359)       (277,231)
                                                   -----------     ----------     -----------
    Loss before income taxes and extraordinary
      item........................................  (1,049,622)      (260,012)     (1,309,634)
                                                   ===========     ==========     ===========
    Identifiable assets........................... $ 9,881,575     $8,440,869     $18,322,444
                                                   ===========     ==========     ===========

                                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                                                      1996
                                                   ------------------------------------------
                                                     UNITED
                                                     STATES          CANADA          TOTAL
                                                   -----------     ----------     -----------
    Sales to unaffiliated customers............... $ 4,703,923     $  401,411     $ 5,105,334
                                                    ==========       ========      ==========
    Gross margin..................................     490,137       (359,509)        134,628
                                                    ==========       ========      ==========
    Selling, general and administrative
      expenses....................................   1,228,077        121,896       1,349,973
    Other income (expense)........................    (403,397)         9,154        (394,243)
                                                    ----------       --------      ----------
    Loss before income taxes and extraordinary
      item........................................  (1,141,337)      (472,251)     (1,609,588)
                                                    ==========       ========      ==========
    Identifiable assets........................... $13,702,286     $8,197,372     $21,899,658
                                                    ==========       ========      ==========

     All operations in 1994 and 1993 were in the United States.

17. SALE OF SUBSIDIARY (UNAUDITED):

     OCC has been readily available to the Company over the last six months from third parties at prices which are below the collection costs experienced by Striker Services Corporation ("SSC") over the same period. Like many companies engaged in the collection of recycled fibers, the Company has elected to reduce its current exposure to the vagaries of OCC pricing vis-a-vis SSC's current collection cost structure. Management has maintained relationships with third party OCC vendors and believes it can purchase OCC from these vendors during the near term at costs below those recently experienced by SSC. However, there can be no assurances that OCC prices will not increase.

     Effective April 1, 1996, the Company sold 100% of the outstanding shares of its subsidiary, Striker Services, for consideration equal to the adjusted net book value of Striker Services after giving effect to the capitalization of the intercompany accounts payable owed to the Company by Striker Services.

18. SUBSEQUENT EVENTS (UNAUDITED):

     On November 27, 1996, December 3, 1996 and December 20, 1996, the Company received a total of $1,320,000 as the proceeds (net of placement fees and expenses) of the sale through BlueStone Capital Partners, L.P. ("BlueStone"), of ten units of original issue discount notes sold by Striker in a private placement to eight accredited investors at a purchase price of $100,000 per unit. These funds are a part of a bridge loan facility arranged by BlueStone for Striker to fund due diligence costs, preclosing expenses of the merger combination transaction and related public offering of GSR Industries, Inc. and for general interim working capital purposes under the terms, conditions, and provisions of an engagement letter agreement between Striker and BlueStone.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Newgen Holding, Inc.:

     We have audited the accompanying consolidated balance sheets of Newgen Holding, Inc. and subsidiaries (collectively, "GS Roofing") as of December 31, 1994 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of GS Roofing's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GS Roofing as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 9 to the consolidated financial statements, GS Roofing adopted the provisions of the Financial Accounting Standards Board's SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" in 1995.

     As discussed in Note 12 to the consolidated financial statements, GS Roofing and certain shareholders have entered into a plan and agreement providing for the merger of GS Roofing with and into an affiliate of Striker Industries, Inc.

                                            DELOITTE & TOUCHE LLP

Fort Worth, Texas
June 6, 1996

                              NEWGEN HOLDING, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           (ALL AMOUNTS IN THOUSANDS)

                                     ASSETS

                                                                DECEMBER 31,
                                                            --------------------     SEPTEMBER 30,
                                                             1994         1995           1996
                                                            -------     --------     -------------
                                                                                      (UNAUDITED)
Current Assets:
  Cash....................................................  $   165     $    348       $     214
  Accounts receivable, net (Notes 2 and 6)................   33,668       36,861          48,454
  Inventories (Notes 4 and 6).............................   25,784       27,173          29,098
  Income taxes receivable.................................    1,643          720
  Other receivables.......................................    1,530        1,494           2,467
  Prepaid expenses........................................    1,382          594             500
  Deferred income taxes (Note 8)..........................    2,571        3,250           3,250
                                                            -------     --------        --------
          Total current assets............................   66,743       70,440          83,983
Property and Equipment, net (Note 5)......................   28,084       29,512          34,273
Other Assets, net.........................................      196          672             613
Deferred Income Taxes (Note 8)............................      529          633             633
                                                            -------     --------        --------
          Total...........................................  $95,552     $101,257       $ 119,502
                                                            =======     ========        ========
                                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Trade accounts payable (Note 3).........................  $15,374     $ 19,437       $  23,594
  Current portion of long-term debt (Note 6)..............    1,012        1,690           1,045
  Accrued liabilities (Note 3)............................    5,402        6,205           6,420
  Current portion of product warranty liability (Note
     7)...................................................    5,000        4,500           4,500
  Income taxes payable (Note 8)...........................                    22             997
                                                            -------     --------        --------
          Total current liabilities.......................   26,788       31,854          36,556
Product Warranty Liability, Less Current Portion (Note
  7)......................................................   13,015       13,017          13,045
Long-Term Debt, Less Current Portion (Note 6).............   31,118       27,073          37,627
Other Liabilities (Note 9)................................      764          732             776
                                                            -------     --------        --------
          Total Liabilities...............................   71,685       72,676          88,004
Commitments and Contingencies (Notes 7 and 11)
Stockholders' Equity (Note 10):
  Cumulative preferred stock, $1.06 par value; 377,650
     shares authorized; no shares issued..................       --           --              --
  Common Stock, $.01 par value; 10,000,000 shares
     authorized; 611,613, 612,413 and 613,113 (unaudited)
     shares issued at December 31, 1994 and 1995, and at
     September 30, 1996, respectively.....................        6            6               6
  Paid-in capital.........................................       12           26              38
  Retained earnings.......................................   25,022       29,802          32,707
  Less common stock in treasury, 73,171, 77,841 and 77,841
     (unaudited) shares, at cost, at December 31, 1994 and
     1995, and at September 30, 1996 respectively.........   (1,070)      (1,253)         (1,253)
  Pension liability adjustment (Note 9)...................     (103)          --
                                                            -------     --------        --------
          Total stockholders' equity......................   23,867       28,581          31,498
                                                            -------     --------        --------
          Total...........................................  $95,552     $101,257       $ 119,502
                                                            =======     ========        ========

See notes to consolidated financial statements.

                              NEWGEN HOLDING, INC.
                                AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                           (ALL AMOUNTS IN THOUSANDS)

                                                                                  NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                                             ------------------------------   -------------------------
                                               1993       1994       1995        1995          1996
                                             --------   --------   --------   -----------   -----------
                                                                              (UNAUDITED)   (UNAUDITED)
Net Sales..................................  $286,922   $266,892   $275,983    $ 210,799     $ 201,654
Cost of Sales..............................   228,514    215,061    223,694      169,748       163,985
                                             --------   --------   --------     --------      --------
          Gross Profit.....................    58,408     51,831     52,289       41,051        37,669
                                             --------   --------   --------     --------      --------
Operating Expenses:
  Selling..................................    13,970     14,219     11,676        9,078         9,521
  Freight..................................    23,082     21,845     22,199       16,786        15,271
  General and administrative (Note 9)......     6,948      7,073      8,011        5,839         5,614
                                             --------   --------   --------     --------      --------
          Total Operating Expenses.........    44,000     43,137     41,886       31,703        30,406
                                             --------   --------   --------     --------      --------
Operating Income...........................    14,408      8,694     10,403        9,348         7,263
Interest Expense...........................     3,112      3,754      3,226        2,547         2,245
                                             --------   --------   --------     --------      --------
Income before income taxes.................    11,296      4,940      7,177        6,801         5,018
Provision for Income Taxes (Note 8)........     4,381      2,050      2,397        2,851         2,113
                                             --------   --------   --------     --------      --------
Net Income.................................  $  6,915   $  2,890   $  4,780    $   3,950     $   2,905
                                             ========   ========   ========     ========      ========

See notes to consolidated financial statements.

                              NEWGEN HOLDING, INC.
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                CUMULATIVE                                                       TREASURY
                                             PREFERRED STOCK        COMMON STOCK                              STOCK PREFERRED
                                            ------------------    -----------------    PAID-IN    RETAINED   -----------------
                                             SHARES     AMOUNT    SHARES     AMOUNT    CAPITAL    EARNINGS   SHARES     AMOUNT
                                            --------    ------    -------    ------    -------    --------   -------    ------
Balance, January 1, 1993..................   377,650    $ 400     610,813      $6                 $15,217     76,275     $(81)
  Stock options exercised.................                            300                $ 4
  Pension liability adjustment (net of
    income taxes of $54)..................
  Net income..............................                                                          6,915
                                            --------    -----     -------     ---        ---      -------    -------      ---
Balance, December 31, 1993................   377,650      400     611,113       6          4       22,132     76,275      (81)
  Purchase of treasury stock..............
  Stock options exercised.................                            500                  8
  Pension liability adjustment (net of
    income taxes of $21)..................
  Redemption and retirement of preferred
    stock.................................  (377,650)    (400)                                               (76,275)      81
  Net income..............................                                                          2,890
                                            --------    -----     -------     ---        ---      -------    -------      ---
Balance, December 31, 1994................       NIL      NIL     611,613       6         12       25,022        NIL      NIL
  Purchase of treasury stock..............
  Stock options exercised.................                            800                 14
  Pension liability settlement............
  Net income..............................                                                          4,780
                                            --------    -----     -------     ---        ---      -------    -------      ---
Balance, December 31, 1995................       NIL      NIL     612,413       6         26       29,802        NIL      NIL
  Stock options exercised (unaudited).....                            700                 12
  Net income (unaudited)..................                                                          2,905
                                            --------    -----     -------     ---        ---      -------    -------      ---
Balance, September 30, 1996 (unaudited)...       NIL      NIL     613,113      $6        $38      $32,707        NIL      NIL
                                            ========    =====     =======     ===        ===      =======    =======      ===

                                                TREASURY
                                              STOCK COMMON        PENSION
                                            -----------------    LIABILITY
                                            SHARES    AMOUNT     ADJUSTMENT     TOTAL
                                            ------    -------    ----------    -------
Balance, January 1, 1993..................  62,418    $ (657)      $  (49)     $14,836
  Stock options exercised.................                                           4
  Pension liability adjustment (net of
    income taxes of $54)..................                            (89)         (89)
  Net income..............................                                       6,915
                                            ------    -------       -----      -------
Balance, December 31, 1993................  62,418      (657)        (138)      21,666
  Purchase of treasury stock..............  10,753      (413)                     (413)
  Stock options exercised.................                                           8
  Pension liability adjustment (net of
    income taxes of $21)..................                             35           35
  Redemption and retirement of preferred
    stock.................................                                        (319)
  Net income..............................                                       2,890
                                            ------    -------       -----      -------
Balance, December 31, 1994................  73,171    (1,070)        (103)      23,867
  Purchase of treasury stock..............  4,670       (183)                     (183)
  Stock options exercised.................                                          14
  Pension liability settlement............                            103          103
  Net income..............................                                       4,780
                                            ------    -------       -----      -------
Balance, December 31, 1995................  77,841    (1,253)         NIL       28,581
  Stock options exercised (unaudited).....                                          12
  Net income (unaudited)..................                                       2,905
                                            ------    -------       -----      -------
Balance, September 30, 1996 (unaudited)...  77,841    (1,253)         NIL      $31,498
                                            ======    =======       =====      =======

                See notes to consolidated financial statements.

                              NEWGEN HOLDING, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


                                                                      YEAR ENDED                  NINE MONTHS ENDED
                                                                     DECEMBER 31,                    SEPTEMBER 30,
                                                         -----------------------------------    ----------------------
                                                            1993         1994         1995         1995         1996
                                                         ---------    ---------    ---------    ---------    ---------
                                                                                               (UNAUDITED)  (UNAUDITED)
Operating Activities:
  Net income..........................................   $   6,915    $   2,890    $   4,780    $   3,950    $   2,905
  Adjustments to reconcile net income to net cash
    provided by operating activities:
  Depreciation and amortization.......................       3,873        4,106        4,305        3,171        3,523
  Provision for losses on accounts receivable.........          97          188          117           --          304
  Accretion of discount on promissory note
    obligation........................................          57           57           69           45           54
  Loss (gain) on retirement of property and
    equipment.........................................         906           (5)           4            4         (372)
  Deferred tax provision (benefit)....................       1,381          530         (848)          --           --
  Decrease (increase) in accounts receivable, net.....       5,920        1,361       (3,310)      (9,949)     (11,897)
  Increase in inventories.............................      (5,336)      (2,453)      (1,389)        (507)      (1,925)
  Decrease (increase) in income taxes receivable......        (100)      (1,543)         923        1,300           37
  Decrease (increase) in other receivables............         181         (518)          36         (214)        (290)
  Decrease (increase) in prepaid expenses.............         136         (290)         788          850           94
  Decrease (increase) in other assets.................        (254)          59         (504)      (1,377)          33
  Increase (decrease) in trade accounts payable.......      (2,953)      (2,159)       3,126        2,073        1,636
  Increase (decrease) in accrued liabilities..........      (2,668)         213          791        2,176          213
  Increase (decrease) in product warranty liability...         124       (1,231)        (498)         (16)          28
  Increase in income taxes payable....................                                    22          280          975
  Increase (decrease) in other liabilities............        (261)        (215)          41          278         (653)
                                                         ---------    ---------    ---------    ---------    ---------
  Net cash provided by (used in) operating
    activities........................................       8,018          990        8,453        2,064       (5,335)
                                                         ---------    ---------    ---------    ---------    ---------
Investing Activities:
  Purchases of property and equipment.................      (6,461)      (2,516)      (5,722)      (4,222)      (9,385)
  Proceeds from sale of property and equipment........          30            9           12           11        1,498
                                                         ---------    ---------    ---------    ---------    ---------
  Net cash used in investing activities...............      (6,431)      (2,507)      (5,710)      (4,211)      (7,887)
                                                         ---------    ---------    ---------    ---------    ---------
Financing Activities:
  Proceeds from long-term debt........................     291,702      267,585      272,740      205,570      200,784
  Payments on long-term debt..........................    (292,992)    (266,010)    (276,176)    (203,252)    (190,230)
  Purchase of treasury stock..........................                      (41)         (75)        (182)          --
  Stock options exercised.............................           4            8           14            8           13
  Preferred stock redemption..........................                     (319)                       --           --
  Increase in bank overdrafts.........................        (529)         201          937           33        2,521
                                                         ---------    ---------    ---------    ---------    ---------
  Net cash provided by (used in) financing
    activities........................................      (1,815)       1,424       (2,560)       2,177       13,088
                                                         ---------    ---------    ---------    ---------    ---------
Net Increase (Decrease) in Cash.......................        (228)         (93)         183           30         (134)
Cash:
  Beginning of period.................................         486          258          165          165          348
                                                         ---------    ---------    ---------    ---------    ---------
  End of period.......................................   $     258    $     165    $     348    $     195    $     214
                                                         =========    =========    =========    =========    =========
Supplemental Disclosures of Cash Flow Information:
  Cash paid during the year for:
    Interest..........................................   $   3,018    $   3,741    $   3,244    $   2,526    $   2,253
                                                         ---------    ---------    ---------    ---------    ---------
    Income taxes......................................   $   3,662    $   3,154    $   2,300    $   2,379    $   1,138
                                                         ---------    ---------    ---------    ---------    ---------
Increase (Decrease) in pension liability adjustment...   $     143    $     (56)   $    (168)   $      --    $      --
                                                         ---------    ---------    ---------    ---------    ---------
Noncash financing activities:
  Issuance of note obligation for purchase of treasury
    stock.............................................   $      --    $     372    $     108    $     108    $      --
                                                         =========    =========    =========    =========    =========

See notes to consolidated financial statements.

                              NEWGEN HOLDING, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation. The consolidated financial statements include the accounts of Newgen Holding, Inc. and its wholly-owned subsidiaries, GEN Holdings, Inc., GS Roofing Products Company, Inc. and TRS Acquisition Corporation (merged into GS Roofing Products Company in January, 1995) (collectively referred to as "GS Roofing").

     All intercompany accounts and transactions have been eliminated.

     The consolidated financial statements presented herein at September 30, 1996 and 1995 are unaudited; however, all adjustments which are, in the opinion of management necessary for a fair presentation of the financial position, results of operations and cash flows for the periods covered have been made and are of a normal, recurring nature. The results of the interim periods are not necessarily indicative of results for the full year.

     Business. GS Roofing manufactures roofing products at several plants located within the United States and markets its products to customers nationwide.

     Financial Instruments. GS Roofing's financial instruments include cash, accounts receivable, accounts payable and long-term debt. GS Roofing believes that the carrying amounts of these items are a reasonable estimate of their fair value.

     Concentrations of Credit Risk. GS Roofing sells products to distributors and other customers and provides credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Extended credit terms are provided to certain customers on a seasonal basis to meet competitive situations. Exposure to losses on receivables is principally dependent on each customer's financial condition. GS Roofing monitors its exposure for credit losses and maintains allowances for anticipated losses.

     Inventories. Inventories are valued at the lower of cost or net realizable value. Cost of manufactured goods is based on standard costs adjusted for variances between actual and standard and includes all direct and indirect overhead. Standard costs approximate first-in, first-out method costs.

     Property and Equipment. Property and equipment are stated at cost. Expenditures for additions, improvements and renewals are capitalized and expenditures for maintenance and repairs are charged to income. When assets are sold or retired, their cost and accumulated depreciation are removed from the accounts. Gains and losses on sales and retirements are included in operations in the period incurred.

     Depreciation of property and equipment, except land, is provided on the straight-line method based on estimated useful lives ranging from twenty to forty years for buildings, ten years for plant machinery and equipment, and five years for furniture, fixtures and mobile machinery and equipment.

     Revenue Recognition and Significant Customer. Revenues from the sale of manufactured products are recognized upon passage of title to the customer, which generally coincides with shipment of the goods. GS Roofing had sales to one customer that exceed 10% of net sales and totaled approximately, $32,190,000, $35,591,000, $37,080,000 and $30,975,000 and $33,641,000
(unaudited) for the years ended December 31, 1993, 1994, 1995 and the nine months ended September 30, 1995 and 1996, respectively.

     Income Taxes. GS Roofing files a consolidated tax return. Deferred income taxes are provided for temporary differences between financial statement carrying amounts and the taxable basis of assets and liabilities using rates currently in effect.

     Management Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

                              NEWGEN HOLDING, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Recent Accounting Pronouncements. The Financial Accounting Standards Board ("FASB") has issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which establishes methods for determining and measuring asset impairment and the required timing of asset impairment evaluations. This statement is effective for fiscal years beginning after December 15, 1995. Management has evaluated Statement No. 121 and believes it will not have a material impact on the financial position or results of GS Roofing. The FASB has also issued Statement No. 123, "Accounting for Stock-Based Compensation," which encourages, but does not require, employers to adopt a fair method of accounting for stock-based employee compensation and which requires certain disclosures about costs associated with stock-based employee compensation and which requires certain disclosures about costs associated with stock-based employee compensation plans. GS Roofing will continue to account for its stock-based employee compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25. However, GS Roofing will adopt the disclosure requirements of Statement No. 123 in 1996.

     Reclassifications. Certain reclassifications have been made to 1993 and 1994 amounts to conform to the 1995 presentation.

2. ACCOUNTS RECEIVABLE

     Accounts receivable are net of allowances for doubtful accounts and cash discounts. Allowances for doubtful accounts and discounts are $1,439,000, $1,910,000 and $2,442,000 (unaudited) at December 31, 1994 and 1995, and
September 30, 1996, respectively.

3. TRADE ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Trade accounts payable include negative book balances (overdrafts) of principal operating cash accounts of $4,078,000, $5,015,000 and $7,536,000 (unaudited) at December 31, 1994 and 1995, and September 30, 1996, respectively.

     Included in accrued liabilities are the following (in thousands):

                                                               DECEMBER 31,
                                                             ----------------    SEPTEMBER 30,
                                                              1994      1995         1996
                                                             ------    ------    -------------
                                                                                  (UNAUDITED)
    Accrued payroll and benefits...........................  $1,478    $2,325       $ 2,033
    Employee health and other reserves.....................   2,812     2,900         2,627
    Other..................................................   1,112       980         1,760
                                                             ------    ------        ------
                                                             $5,402    $6,205       $ 6,420
                                                             ======    ======        ======

     Included in employee health and other reserves is an estimate of employee health insurance claims incurred but not reported at period end.

                              NEWGEN HOLDING, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4. INVENTORIES

     Inventories consist of the following (in thousands):

                                                            DECEMBER 31,
                                                         -------------------     SEPTEMBER 30,
                                                          1994        1995           1996
                                                         -------     -------     -------------
                                                                                  (UNAUDITED)
    Finished goods...................................... $14,446     $16,152        $20,104
    Raw materials.......................................  11,338      11,021          8,994
                                                         -------     -------        -------
                                                         $25,784     $27,173        $29,098
                                                         =======     =======        =======

5. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                           DECEMBER 31,
                                                       ---------------------     SEPTEMBER 30,
                                                         1994         1995           1996
                                                       --------     --------     -------------
                                                                                  (UNAUDITED)
    Land and land improvements........................ $  1,947     $  2,116       $   1,944
    Buildings.........................................    5,451        5,599           4,531
    Machinery and equipment...........................   38,469       43,416          47,641
    Construction in progress..........................    1,396        1,825           6,622
                                                       --------     --------        --------
                                                         47,263       52,956          60,738
                                                       --------     --------        --------
    Less accumulated depreciation.....................  (19,179)     (23,444)        (26,465)
                                                       --------     --------        --------
                                                       $ 28,084     $ 29,512       $  34,273
                                                       ========     ========        ========

     The estimated cost to complete construction in progress was approximately $755,000, $2,633,000 and $3,911,000 (unaudited) at December 31, 1994 and 1995 and September 30, 1996, respectively. Of the amounts at December 31, 1995 and September 30, 1996, $986,000 and $1,739,000 (unaudited) were committed under purchase agreements.

     Depreciation expense was $3,582,000, $3,898,000, $4,278,000, $3,497,000
(unaudited), and $3,154,000 (unaudited), for the years ended December 31, 1993, 1994, and 1995, and the nine months ended September 30, 1995 and 1996, respectively.

6. LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                            DECEMBER 31,
                                                         -------------------     SEPTEMBER 30,
                                                          1994        1995           1996
                                                         -------     -------     -------------
                                                                                  (UNAUDITED)
    Revolving line of credit............................ $26,033     $23,609        $34,858
    Term loan...........................................   5,136       4,124          3,429
    Other long-term debt................................     961       1,030            385
                                                         -------     -------        -------
                                                          32,130      28,763         38,672
    Less current portion................................  (1,012)     (1,690)        (1,045)
                                                         -------     -------        -------
                                                         $31,118     $27,073        $37,627
                                                         =======     =======        =======

                              NEWGEN HOLDING, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     GS Roofing has entered into a $75,000,000 loan agreement (the "Credit Agreement") with a bank, providing a revolving credit, letter of credit and bankers' acceptances facility (the "Revolving Facility"), a term loan and a capital expenditures term loan facility (the "Capex Facility"). Borrowings under the Revolving Facility are due on April 30, 2000, subject to borrowing base requirements. GS Roofing pays a commitment fee on unused amounts of the Credit Agreement of .125%, based on GS Roofing's average daily difference between the total maximum revolving commitment and the Credit Agreement balance as defined. GS Roofing had letters of credit of $2,383,000, $2,608,000 and $3,608,000 (unaudited) outstanding at December 31, 1994 and 1995, and September 30, 1996, respectively (primarily to support GS Roofing's employee health insurance and other reserves). GS Roofing pays commitment fees of 1.0% per annum on the outstanding portion of the letters of credit. The unused available credit under the Revolving Facility at December 31, 1995, and September 30, 1996 were approximately $15,000,000 and $17,125,000 (unaudited), respectively, as limited by the borrowing base.

     The term loan borrowings are due in monthly installments of $55,000 through April 2,000 with final payment then due.

     Borrowings under the Capex Facility are limited to the lesser of: (1) $4,000,000 annually (with a maximum aggregate of $10,000,000) or (2) an amount equal to 75% of eligible capital expenditures. As of December 31, 1995, and September 30, 1996 (unaudited), GS Roofing has not borrowed any funds under the capital expenditure loan.

     Amounts outstanding under the Credit Agreement bear interest at different rates. GS Roofing has the option of entering Eurodollar contracts for a portion of the debt at a Eurodollar rate plus 1.75%. At December 31, 1995, GS Roofing had entered two Eurodollar contracts, one for $16 million (the Eurodollar rate being 5.75% the date the thirty day contract was entered) and one for $10 Million (the Eurodollar rate being 5.9375% the date the seven day contract was entered). At September 30, 1996, GS Roofing had entered into three Eurodollar contracts; one for $20 million (the Eurodollar rate being 5.4375% the day the thirty day contract was entered) and two others for $9 million and $8 million, each (the Eurodollar rate being 5.5% the day the two seven day contracts were entered). The remaining portion of the loan bears interest at a reference rate (8.5% at December 31, 1995 and 8.25% at September 30, 1996) plus .75%. The interest rate on borrowings under the Revolving Facility and the Capex Facility shall be reduced to a Eurodollar rate plus 1.5% or a reference rate plus .50% if a certain financial ratio is achieved quarterly (beginning in 1996). For each of the first three fiscal quarters of 1996 this financial ratio was achieved.

     Borrowings under the Credit Agreement are collateralized by all accounts receivable, inventory and property and equipment of GS Roofing. GS Roofing is subject to various covenants, such as restrictions on dividend payments and limitations on indebtedness, as well as financial covenants. The financial covenants require the maintenance of a minimum net worth and specified financial ratios as well as a limitation on capital expenditures.

     Other long-term debt consists of a $1,000,000 promissory note dated August 28, 1992 payable to Tarmac Roofing Systems, Inc. The unpaid principal balance and all accrued and unpaid interest are due August 28, 1996. The note did not bear interest until the third anniversary date of its execution, so it was recorded at its present value using an interest rate of 6.49%. The discount amortization was included in interest expense over this three year period. Interest expense is accrued from the third anniversary date to the due date. The note is collateralized by certain property and equipment.

                              NEWGEN HOLDING, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Scheduled maturities of long-term debt are as follows (in thousands):

        YEARS ENDING DECEMBER 31:

            1996....................................................... $  1,690
            1997.......................................................      660
            1998.......................................................      660
            1999.......................................................      660
            2000.......................................................   25,093
                                                                        --------
                                                                          28,763
                                                                        ========

7. PRODUCT WARRANTIES

     GS Roofing provides a warranty on products sold in the normal course of business. The term of the warranty varies by product and ranges from ten to forty years. In recent years, management has implemented more stringent controls over payment of warranty claims and has instituted various measures to improve product quality and its manufacturing quality control.

     GS Roofing accrues a liability for estimated warranty claims on products sold. This liability is adjusted annually based on cumulative claims experience related to products sold in the current and prior years and projections of future efficiencies based on trends of declining costs. Management is of the opinion that GS Roofing's past claims experience provides a sufficiently credible base of data with which to estimate the liability for product warranties. This liability is not discounted due to the uncertainty of the timing of future claim payments. The ultimate settlements may be greater or lesser than the product warranty liability recorded by GS Roofing.

     The product warranty claims activity consisted of the following (in thousands):

                                                                                   NINE MONTHS
                                                   YEARS ENDED DECEMBER 31,           ENDED
                                                 -----------------------------    SEPTEMBER 30,
                                                  1993       1994       1995          1996
                                                 -------    -------    -------    -------------
                                                                                   (UNAUDITED)
    Beginning balance..........................  $19,122    $19,246    $18,015       $17,517
    Warranty liability additions...............    6,436      3,931      4,027         3,201
    Warranty payments/credits..................   (6,312)    (5,162)    (4,525)       (3,173)
                                                 -------    -------    -------       -------
    Ending balance.............................   19,246     18,015     17,517        17,545
    Less current portion.......................   (6,350)    (5,000)    (4,500)       (4,500)
                                                 -------    -------    -------       -------
                                                 $12,896    $13,015    $13,017       $13,045
                                                 =======    =======    =======       =======

                              NEWGEN HOLDING, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8. INCOME TAXES

     The provision (benefit) for income taxes reflected in the consolidated statements of income consists of the following (in thousands):

                                                                  YEARS ENDED DECEMBER 31,
                                                                 --------------------------
                                                                  1993      1994      1995
                                                                 ------    ------    ------
    Federal:
      Current..................................................  $2,660    $1,294    $2,746
      Deferred.................................................   1,169       559      (862)
                                                                 ------    ------    ------
                                                                  3,829     1,853     1,884
                                                                 ------    ------    ------
    State and local:
      Current..................................................     340       226       499
      Deferred.................................................     212       (29)       14
                                                                 ------    ------    ------
                                                                    552       197       513
                                                                 ------    ------    ------
    Provision for income taxes charged to operations...........   4,381     2,050     2,397
    Shareholders' equity-pension
      component................................................     (54)       21        65
                                                                 ------    ------    ------
              Total provision for income
                taxes..........................................  $4,327    $2,071    $2,462
                                                                 ======    ======    ======

     For the nine months ended September 30, 1995 and 1996, the provision for income taxes has been determined using an effective rate of 41.9% and 42.1%, respectively, for intraperiod accounting purposes.

     A reconciliation between statutory and effective tax rates based on the provision for income taxes charged to operations as follows:

                                                                          YEARS ENDED
                                                                          DECEMBER 31,
                                                                     ----------------------
                                                                     1993     1994     1995
                                                                     ----     ----     ----
    Statutory tax rate.............................................  34.0%    34.0%    34.0%
    State taxes -- net.............................................   3.2      2.6      4.7
    Permanent differences..........................................   1.6      4.9     (5.3)
                                                                     ----     ----     ----
    Effective tax rate.............................................  38.8%    41.5%    33.4%
                                                                     ====     ====     ====

                              NEWGEN HOLDING, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Deferred tax assets (liabilities), include the following (in thousands):

                                                                           YEARS ENDED
                                                                           DECEMBER 31,
                                                                        ------------------
                                                                         1994       1995
                                                                        -------    -------
    Current:
      Product warranty liability......................................  $ 1,923    $ 1,708
      Accounts receivable allowance...................................      554        725
      Employee Health and other reserves..............................      173        383
      Section 263(a) inventory adjustment.............................      189        194
      Prepaid pension asset...........................................     (352)
      Other...........................................................       84        240
                                                                        -------    -------
                                                                          2,571      3,250
                                                                        -------    -------
    Noncurrent:
      Product warranty liability......................................    5,006      4,942
      Employee health and other reserves..............................      700        716
      Excess of book over tax basis of property and equipment.........   (5,322)    (5,161)
      Other...........................................................      145        136
                                                                        -------    -------
                                                                            529        633
                                                                        -------    -------
    Total deferred tax assets.........................................  $ 3,100    $ 3,883
                                                                        =======    =======

9. EMPLOYEE BENEFITS

     Defined Benefit Pension Plans. GS Roofing Products, Inc. sponsored two noncontributory defined benefit pension plans, one covering salaried employees and one covering certain hourly employees. The Company's funding policy was to contribute annually to the plans an amount at least equal to the minimum required contribution for a qualified retirement plan, but not in excess of the maximum tax deductible contribution. Benefits were based on years of service and, in the case of salaried employees, the employee's compensation averaged over the five years of employment with the highest compensation. The Company froze the benefits of the salaried plan as of December 31, 1992. Benefits were fully frozen under the hourly plan as of July 1, 1994, which resulted in a curtailment loss of $10,000. The Company merged and subsequently terminated the plans during 1995.

                              NEWGEN HOLDING, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated financial statements (in thousands):

                                                                         1993                     1994
                                                                 --------------------     --------------------
                                                                 SALARIED     HOURLY      SALARIED     HOURLY
                                                                  PLAN         PLAN        PLAN         PLAN
                                                                 -------     --------     -------     --------      1995
                                                                                                                   -------
Actuarial present value of vested accumulated benefit
  obligations..................................................                           $(4,921)    $(1,363)     $(2,481)
                                                                                          -------     -------      -------
                                                                                          $(4,921)    $(1,363)     $(2,481)
                                                                                          =======     =======      =======
Fair value of plans' assets, invested in cash equivalents,
  equity funds and fixed income investments....................                           $ 6,081     $ 1,115      $ 1,826
Projected benefit obligations rendered to date.................                            (4,921)     (1,363)      (2,481)
                                                                                          -------     -------      -------
Projected benefit obligation (less than) in excess of plan
  assets.......................................................                             1,160        (248)        (655)
Unrecognized net (gain) loss due to past experience different
  from assumptions made........................................                              (233)        168
Adjustment required to recognize minimum liability.............                                          (168)
                                                                                          -------     -------      -------
Prepaid (accrued) pension cost.................................                           $   927     $  (248)     $  (655)
                                                                                          =======     =======      =======
                                                                                 1993                     1994
                                                                 --------------------     --------------------
                                                                                                                      1995
                                                                                                                   -------
Net pension cost included the following components for the
  years ended December 31, 1993, 1994 and 1995:
  Service costs................................................              $    49                  $    29
  Interest cost on projected benefit obligation................  $   370          97      $   381         105      $   519
  Actual return on plans' assets...............................     (213)       (120)        (198)        (13)        (514)
  Net amortization and deferrals...............................     (191)         58                     (225)         (59)
  Settlement loss..............................................                                                      1,113
                                                                 -------     -------      -------     -------      -------
Net pension cost (benefit).....................................  $   (34)    $    84      $   (42)    $    62      $ 1,118
                                                                 =======     =======      =======     =======      =======

     The actuarial present value of the projected benefit obligation at December 31, was determined using a weighted average discount rate of 8% and 5.75% for December 31, 1994 and 1995, respectively. The expected long term rate of return on assets was 7% for 1994 and 1995.

     The net periodic cost for 1993 was determined using a discount rate of 7% for the salaried plan and an 8% discount rate for the hourly plan. The net periodic cost for 1994 and 1995 was determined using a discount rate of 7% and 8%, respectively, for both plans.

     In accordance with FASB Statement No. 87, the Company had recorded an adjustment in 1994, as shown in the table above, to recognize a minimum pension liability. At December 31, 1994, the balance sheet reflected an additional pension liability of $168,000 and a cumulative adjustment to stockholders' equity of $103,000 representing the excess of the additional long-term pension liability over the unrecognized prior service cost.

     In connection with the termination of the merged plans during 1995, plan participants were provided the option of receiving their vested benefits as either a lump sum distribution or an annuity contract. All lump sum elections were paid in 1995. Annuity contract elections were funded in February 1996. The Company recorded a final settlement loss for these vested benefit obligations of $1,113,000 during 1995.

     Thrift Plans. The Company has several thrift plans available to its employees. Certain of those plans are available to salaried employees only. All plans qualify under Section 401(k) of the Internal Revenue code. The Company contributed $574,000, $1,012,000 and $1,021,000 (including $0, $379,000 and
$331,000 in discretionary contributions to the salaried plan) to these thrift plans for the years ended December 31, 1993, 1994 and 1995, respectively.

                              NEWGEN HOLDING, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Postretirement Benefits Plans. The Company sponsors a health care plan that provides postretirement medical and life insurance benefits to retirees who satisfied certain requirements during employment.

     On January 1, 1995, the Company adopted FASB Statement 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Statement 106 requires an employer to recognize the costs of postretirement benefits on the accrual basis during the periods that employees render service to earn these benefits. Prior to 1995, the costs of these benefits were expensed on an as paid basis.

     The following table sets forth the plan's status and amounts recognized in the consolidated balance sheet at December 31, 1995:

                                                                             (IN THOUSANDS)
                                                                             --------------
    Accumulated postretirement benefits obligation:
      Retirees and dependents................................................    $  2,269
      Active employees.......................................................         770
                                                                                 -------
              Total benefits earned..........................................       3,039
    Unrecognized transition obligation.......................................      (2,633)
    Unrecognized net loss from past experience...............................        (260)
                                                                                 -------
    Accrued postretirement benefits costs (included in other liabilities in
      the consolidated balance sheet)........................................    $    146
                                                                                 =======

     The Company accounted for postretirement benefits on an as paid basis prior to 1995. Under this method, postretirement benefits costs were approximately $239,000, $134,000 and $132,000 in 1995, 1994 and 1993, respectively. Net postretirement benefits costs, pursuant to Statement 106, for 1995 were comprised of the following components.

                                                                             (IN THOUSANDS)
                                                                             --------------
    Service cost.............................................................      $ 51
    Interest cost on postretirement benefits obligation......................       195
    Amortization of transition obligation....................................       139
                                                                                  ----
              Net postretirement benefits costs..............................      $385
                                                                                  ====

     The transition obligation is being amortized over a twenty-year period which began in 1995. The assumed health care inflation trend rate used to measure the expected cost of benefits was 11.5% for 1995 and is assumed to trend downward slightly each year to a level of 5.5% for 2010 and thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing or decreasing the assumed health care cost trend rates by one percentage point in each year would increase or decrease the accumulated postretirement benefits obligations as of December 31, 1995 by $120,357 and have a corresponding effect on the aggregate of the service and interest cost components of net postretirement benefits cost for the year ended December 31, 1995 by $4,400.

     An assumed discount rate of 7.0% was used in accounting for the postretirement benefit plans as of December 31, 1995.

10. STOCKHOLDERS' EQUITY

     During 1991 the Company adopted a stock option plan (the "Plan"). Options to purchase 50,000 shares of the Company's common stock may be granted under the Plan. At December 31, 1995 and September 30, 1996, 43,850 and 43,150 (unaudited) shares of the Company's common stock are reserved for issuance in connection with the Plan, respectively. The exercise price of the options granted to date approximate the fair

                              NEWGEN HOLDING, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

value of outstanding shares at the date of grant. Options granted under the Plan vest at 20% per year and expire three years from the date they become vested. There were no stock options granted in 1993, 1994, 1995 and 1996 (unaudited). In 1993, 300 options were exercised at a price of $13.77 per share. In 1994, 200 and 300 options were exercised at prices of $21.43 and $13.77 per share, respectively. In 1995, 300 and 500 options were exercised at prices of $21.43 and $13.77 per share, respectively. During 1996, 400 and 300 options had been exercised at prices of $21.43 and $13.77, respectively. The following table includes option activity for 1996, 1995, 1994 and 1993:

                                                                                   OPTION
                                                                   NUMBER          PRICE
                                                                  OF SHARES      PER SHARE
                                                                  ---------     ------------
    STOCK OPTION ACTIVITY
      January 1, 1993............................................   10,000      $13.77-21.43
      Options exercised..........................................     (300)            13.77
      Options canceled...........................................   (2,500)      13.77-21.43
                                                                    ------
      December 31, 1993..........................................    7,200       13.77-21.43
      Options exercised..........................................     (500)      13.77-21.43
      Options canceled...........................................   (2,050)      13.77-21.43
                                                                    ------
      December 31, 1994..........................................    4,650       13.77-21.43
      Options exercised..........................................     (800)      13.77-21.43
                                                                    ------
      December 31, 1995..........................................    3,850       13.77-21.43
      Options exercised (unaudited)..............................     (700)      13.77-21.43
                                                                    ------
      September 30, 1996 (unaudited).............................    3,150       13.77-21.43
                                                                    ------
    EXERCISABLE AT:
      January 1, 1993............................................    1,000      $13.77-21.43
      December 31, 1993..........................................    1,900       13.77-21.43
      December 31, 1994..........................................    2,000       13.77-21.43
      December 31, 1995..........................................    2,250       13.77-21.43
      September 30, 1996 (unaudited).............................    2,338       13.77-21.43

     In March 1994, the Company repurchased all outstanding shares of preferred stock at par value. All issued shares were subsequently retired.

11. COMMITMENTS AND CONTINGENCIES

     The Company leases equipment, manufacturing facilities and premises under operating leases. Future minimum payments under noncancelable operating leases with an initial term of more than one year at December 31, 1995, are as follows (in thousands):

    1996......................................................................... $2,354
    1997.........................................................................  2,082
    1998.........................................................................  1,012
    1999.........................................................................    657
    2000.........................................................................    527
    Thereafter...................................................................  1,776
                                                                                  ------
              Total Lease Payments............................................... $8,408
                                                                                  ======

                              NEWGEN HOLDING, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Lease and rental expense was approximately $4,516,000, $4,440,000, $4,289,000, $3,190,000 (unaudited) and $3,116,000 (unaudited) for the years ended December 31, 1993, 1994 and 1995, and the nine months ended September 30, 1995 and 1996, respectively.

     GS Roofing is committed to purchase certain raw materials under supply agreements. The supply agreements at December 31, 1995 include fixed price contracts requiring remaining total purchases approximating $41,000,000 over the next six years and other contracts committing to the purchase of all usage of specified materials with terms ranging from one to six years.

     As of December 31, 1995, GS Roofing is currently negotiating a proposed rock quarry acquisition and the subsequent construction of a granule processing plant. The acquisition and construction costs are expected to approximate $10,000,000.

     GS Roofing generates waste materials in its normal operations and is subject to increasingly stringent federal, state and local environmental regulations. Based on current rules and regulations, management does not expect future environmental obligations for current and past activities to have a material impact on the results of operations or financial condition of GS Roofing.

     GS Roofing is party to various claims arising in the normal course of business. Management believes the resolution of these matters will not have a material adverse effect on the results of its operations or financial conditions.

12. SUBSEQUENT EVENT

     During 1996, GS Roofing and certain shareholders entered into a plan and agreement (the "Merger Agreement") providing for the merger of GS Roofing with and into an affiliate of Striker Industries, Inc., subject to the satisfaction of certain conditions prior to the effective date of the Merger Agreement.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholder
Woodland Industries, Inc.

     We have audited the accompanying balance sheets of Woodland Industries, Inc. (an S corporation) as of December 31, 1994 and 1995 and the related statements of operations, stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodland Industries, Inc. as of December 31, 1994 and 1995 and the results of operations and cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                    McNAIR, McLEMORE, MIDDLEBROOKS & CO., LLP

Macon, Georgia
August 15, 1996, Except for
Note 9, As to Which
The Date is November 5, 1996

                           WOODLAND INDUSTRIES, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                              DECEMBER 31,
                                                       ---------------------------    SEPTEMBER 30,
                                                          1994            1995            1996
                                                       -----------     -----------    -------------
                                                                                       (UNAUDITED)
CURRENT ASSETS
  Cash and Cash Equivalents..........................  $   856,001     $ 2,966,048     $  3,179,206
  Certificates of Deposit............................      115,227         118,969          116,994
  Accounts Receivable................................      708,489         568,087        1,115,591
  Inventories........................................      588,065         410,474          314,926
  Prepayments........................................       51,513          45,903            6,115
                                                       -----------     -----------      -----------
          Total Current Assets.......................    2,319,295       4,109,481        4,732,832
                                                       -----------     -----------      -----------
PROPERTY AND EQUIPMENT
  Land...............................................       70,532          70,532           70,532
  Buildings..........................................      454,150         454,150          454,150
  Equipment..........................................    1,291,169       1,303,224        1,303,224
  Furniture and Fixtures.............................       19,770          23,839           23,839
  Trucks and Automobiles.............................       61,321          61,321           36,776
                                                       -----------     -----------      -----------
                                                         1,896,942       1,913,066        1,888,521
  Accumulated Depreciation...........................   (1,225,015)     (1,306,773)      (1,337,398)
                                                       -----------     -----------      -----------
                                                           671,927         606,293          551,123
                                                       -----------     -----------      -----------
Other Assets.........................................      234,720         267,201          162,630
                                                       -----------     -----------      -----------
          Total Assets...............................  $ 3,225,942     $ 4,982,975     $  5,446,585
                                                       ===========     ===========      ===========
LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES
  Accounts Payable...................................  $   468,958     $   516,667     $  1,135,507
  Accrued Salaries and Wages.........................       16,392           7,564           17,552
  Other Accrued Liabilities..........................       27,062             197           20,983
                                                       -----------     -----------      -----------
          Total Current Liabilities..................      512,412         524,428        1,174,042
                                                       -----------     -----------      -----------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDER'S EQUITY
  Common Stock, $10 Par Value; 10,000 Shares
     Authorized; 4,000 Shares Issued and
     Outstanding.....................................       40,000          40,000           40,000
  Retained Earnings..................................    2,673,530       4,418,547        4,232,543
                                                       -----------     -----------      -----------
                                                         2,713,530       4,458,547        4,272,543
                                                       -----------     -----------      -----------
          Total Liabilities and Stockholder's
            Equity...................................  $ 3,225,942     $ 4,982,975     $  5,446,585
                                                       ===========     ===========      ===========

        The accompanying notes are an integral part of these statements.

                           WOODLAND INDUSTRIES, INC.

                            STATEMENTS OF OPERATIONS

                                                                                 NINE MONTHS ENDED
                                        FOR THE YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                     --------------------------------------   -----------------------
                                        1993         1994          1995          1995         1996
                                     ----------   -----------   -----------   ----------   ----------
                                                                                    (UNAUDITED)
Net Sales..........................  $8,934,513   $10,509,279   $11,251,082   $8,616,592   $8,585,225
Cost of Sales......................   8,390,365     9,283,813     8,421,840    6,257,798    6,965,428
                                     ----------   -----------   -----------   ----------   ----------
Gross Profit.......................     544,148     1,225,466     2,829,242    2,358,794    1,619,797
General and Administrative
  Expenses.........................     762,357       774,818       757,820      532,981      564,363
                                     ----------   -----------   -----------   ----------   ----------
OPERATING INCOME (LOSS)............    (218,209)      450,648     2,071,422    1,825,813    1,055,434
                                     ----------   -----------   -----------   ----------   ----------
Other Income
  Interest.........................      34,405        39,973       107,463       63,975      104,173
  Miscellaneous....................       3,545         9,038        16,132       14,175       21,972
                                     ----------   -----------   -----------   ----------   ----------
                                         37,950        49,011       123,595       78,150      126,145
                                     ----------   -----------   -----------   ----------   ----------
NET INCOME (LOSS)..................  $ (180,259)  $   499,659   $ 2,195,017   $1,903,963   $1,181,579
                                     ==========   ===========   ===========   ==========   ==========

        The accompanying notes are an integral part of these statements.

                           WOODLAND INDUSTRIES, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                                                         COMMON       RETAINED
                                                          STOCK       EARNINGS          TOTAL
                                                         -------     -----------     -----------
Balance -- December 31, 1992...........................  $40,000     $ 2,984,305     $ 3,024,305
  Net Loss.............................................       --        (180,259)       (180,259)
  Distributions........................................       --        (620,000)       (620,000)
                                                         -------     -----------     -----------
Balance -- December 31, 1993...........................   40,000       2,184,046       2,224,046
  Net Income...........................................       --         499,659         499,659
  Distributions........................................       --         (10,175)        (10,175)
                                                         -------     -----------     -----------
Balance -- December 31, 1994...........................   40,000       2,673,530       2,713,530
  Net Income...........................................       --       2,195,017       2,195,017
  Distributions........................................       --        (450,000)       (450,000)
                                                         -------     -----------     -----------
Balance -- December 31, 1995...........................   40,000       4,418,547       4,458,547
  Net Income (Unaudited)...............................       --       1,181,579       1,181,579
  Distributions (Unaudited)............................       --      (1,367,583)     (1,367,583)
                                                         -------     -----------     -----------
Balance -- September 30, 1996 (Unaudited)..............  $40,000     $ 4,232,543     $ 4,272,543
                                                         =======     ===========     ===========

        The accompanying notes are an integral part of these statements.

                           WOODLAND INDUSTRIES, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                NINE MONTHS ENDED
                                        FOR THE YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                       -----------------------------------   -----------------------
                                          1993        1994         1995         1995         1996
                                       ----------   ---------   ----------   ----------   ----------
                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)....................  $ (180,259)  $ 499,659   $2,195,017   $1,903,963   $1,181,579
Adjustments to Reconcile Net Income
  (Loss) to Net Cash Provided (Used)
  by Operating Activities............          --          --           --           --           --
  Depreciation.......................      78,298      76,203       81,758       60,106       55,170
  Cash Surrender Value-Life
     Insurance.......................        (794)     (1,336)          --           --           --
  Cash Flows from (Increase) Decrease
     in Assets
     Accounts Receivable.............     209,653    (219,426)     140,402      225,826     (547,504)
     Inventories.....................     (69,726)    (50,158)     177,591     (103,924)      95,548
     Other Assets....................     (49,937)    (34,290)     (28,520)      44,029       23,779
  Cash Flows from Increase (Decrease)
     in Liabilities
     Accounts Payable................      51,719     (44,098)      47,709     (109,227)     618,840
     Other Accrued Liabilities.......     (61,447)     29,040      (35,693)     (44,206)      30,774
                                       ----------   ---------   ----------   ----------   -----------
                                          (22,493)    255,594    2,578,264    1,976,567    1,458,186
                                       ----------   ---------   ----------   ----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Change in Investments..............     (10,511)    (20,169)      (2,093)       6,213      122,555
  Purchases of Property and
     Equipment.......................          --     (60,032)     (16,124)      (6,755)          --
                                       ----------   ---------   ----------   ----------   -----------
                                          (10,511)    (80,201)     (18,217)        (542)     122,555
                                       ----------   ---------   ----------   ----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Distributions Paid.................    (620,000)     (5,536)    (450,000)    (270,000)  (1,367,583)
                                       ----------   ---------   ----------   ----------   -----------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS...................    (653,004)    169,857    2,110,047    1,706,025      213,158
CASH AND CASH
  EQUIVALENTS-BEGINNING..............   1,339,148     686,144      856,001      856,001    2,966,048
                                       ----------   ---------   ----------   ----------   -----------
CASH AND CASH EQUIVALENTS-ENDING.....  $  686,144   $ 856,001   $2,966,048   $2,562,026   $3,179,206
                                       ==========   =========   ==========   ==========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION
  Cash Paid During the Year for
     Interest........................  $       --   $      --   $       --   $       --   $       --
                                       ==========   =========   ==========   ==========   ===========
  Property Distributed to
     Stockholders....................  $       --   $   4,639   $       --   $       --   $       --
                                       ==========   =========   ==========   ==========   ===========

        The accompanying notes are an integral part of these statements.

                           WOODLAND INDUSTRIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business Organization and Purpose

     Woodland Industries, Inc. (the "Company"), a Georgia corporation, was organized in 1981. The Company manufactures and sells saturated felt roofing products.

     The accounting policies of the Company and the methods of applying those policies which materially affect the accompanying financial statements are presented below.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash Equivalents

     The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

  Accounts Receivable

     Accounts receivable are charged directly to expense when they are determined to be uncollectible using the direct chargeoff method. All receivables are substantially collectible as of December 31, 1994 and 1995 and September 30, 1996 (Unaudited). Accounts receivable are uncollateralized.

  Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market.

  Property and Equipment

     Property and equipment are stated at acquisition cost. Expenditures for renewals and improvements are charged to the property accounts; however, replacements, maintenance and repairs which do not improve or extend the life of the respective assets are expensed currently. The Company removes the cost and related allowance for depreciation from the accounts for property sold or retired, and any resulting gain or loss is included in income.

     Provision for depreciation of property and equipment is made on a basis considered adequate to amortize the costs of depreciable assets over estimated useful lives ranging from 30 years for buildings, 15 years for equipment, 5 years for furniture and fixtures and 3 years for motor vehicles. Depreciation is provided on the straight-line method. Depreciation expense for the years ended December 31, 1993, 1994 and 1995 was $78,298, $76,203 and $81,758, respectively.
Depreciation expense for the nine months ended September 30, 1995 and 1996 was $60,106 (Unaudited) and $55,170 (unaudited), respectively.

  Income Taxes

     Effective January 1, 1987, the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions and similar provisions of state law, the earnings and losses after that date are included in the personal return of the stockholder and taxed depending on his personal tax strategies. Thus, the Company will not incur further tax obligations.

                           WOODLAND INDUSTRIES, INC.

  Revenue Recognition

     Substantially all revenues are recognized when finished goods are shipped to customers.

2. INVENTORIES

     Inventories consisted of the following:

                                                             DECEMBER 31,
                                                         --------------------    SEPTEMBER 30,
                                                           1994        1995          1996
                                                         --------    --------    -------------
                                                                                  (UNAUDITED)
    Finished Goods.....................................  $374,285    $165,373      $ 122,185
    Raw Materials......................................   183,681     226,614        136,062
    Packing Materials..................................    30,099      18,487         56,679
                                                         --------    --------       --------
                                                         $588,065    $410,474      $ 314,926
                                                         ========    ========       ========

3. OTHER ASSETS

     Other assets as of December 31 consisted of:

                                                             DECEMBER 31,
                                                         --------------------    SEPTEMBER 30,
                                                           1994        1995          1996
                                                         --------    --------    -------------
                                                                                  (UNAUDITED)
    United States Series EE Savings Bonds..............  $ 16,800    $ 17,700      $  17,700
    Investment in Limited Partnership (Cost
      $100,000)........................................        --          --             --
    Certificates of Deposit, 5.5% Interest, Due May
      1997.............................................   116,916     120,580             --
    Cash Surrender Value-Life Insurance................     6,213          --             --
    Prepaid Pension Costs..............................    94,791     128,921        144,930
                                                         --------    --------       --------
                                                         $234,720    $267,201      $ 162,630
                                                         ========    ========       ========

     The Company has a minority interest (three and one-half percent) in a Maryland limited partnership. The limited partnership was formed to develop, construct, own and operate an apartment development.

     As of December 31, 1987, the Company's investment in the limited partnership was carried at cost. The partnership filed for protection under Chapter 11 of the Federal Bankruptcy Code on November 14, 1988. In 1990, the Plan of Reorganization was approved by the United States Bankruptcy Court. The Company's investment has been written down to its net realizable value of $-0-.

4. LEASES

     Rental expense for operating leases is as follows:

                                                                              NINE MONTHS
                                                                                 ENDED
                                    FOR THE YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                   ----------------------------------     --------------------
                                     1993         1994         1995         1995        1996
                                   --------     --------     --------     --------     -------
                                                                              (UNAUDITED)
    Rentals......................  $135,000     $145,000     $139,000     $100,000     $93,000

                           WOODLAND INDUSTRIES, INC.

     As of December 31, 1995, aggregate amounts of future minimum payments under operating lease commitments were as follows:

        1996..............................................................  $ 67,000
        1997..............................................................    55,000
        1998..............................................................    47,000
        1999..............................................................    15,000
        2000..............................................................     6,000
                                                                            --------
                  Total Minimum Lease Payments............................  $190,000
                                                                            ========

5. PENSION AND PROFIT SHARING PLANS

     The Company sponsors a defined benefit pension plan covering substantially all employees who meet eligibility requirements. Benefits are accrued for each year of service based upon percentages of the designated portions of each participant's annual base compensation. The Company's policy is to fund contributions annually within the limits prescribed for deduction for federal income tax purposes. Contributions are intended to provide for benefits attributed to service to date.

     The Company's policy is to fund the minimum contribution as determined by an actuarial valuation. The net periodic pension costs for the plan for the years ended 1993, 1994 and 1995 and for the nine months ended September 30, 1996 were $35,306, $49,623, $32,180 and $20,444 (Unaudited), respectively, and are comprised of the following components:

                                                      DECEMBER 31,
                                           ----------------------------------     SEPTEMBER 30,
                                             1993         1994         1995           1996
                                           --------     --------     --------     -------------
                                                                                   (UNAUDITED)
    Service Cost Benefits Earned During
      the Period.......................... $ 49,979     $ 60,387     $ 50,431       $  38,397
    Interest Cost on Projected Benefit
      Obligation..........................   24,959       32,793       27,212          29,090
    Actual Return on Plan Assets..........  (19,397)      62,040       38,528          47,512
    Net Amortization and Deferral.........  (20,235)    (105,597)     (83,991)        (94,555)
                                           --------     --------     --------        --------
    Net Periodic Pension Expense.......... $ 35,306     $ 49,623     $ 32,180       $  20,444
                                           ========     ========     ========        ========

                           WOODLAND INDUSTRIES, INC.

     The following table sets forth the pension plan's funded status and the amounts recognized in the Company's balance sheet for the plan:

                                                          DECEMBER 31,
                                                     -----------------------     SEPTEMBER 30,
                                                       1994          1995            1996
                                                     ---------     ---------     -------------
                                                                                  (UNAUDITED)
    Fair Value of Plan Assets....................... $ 632,784     $ 563,230       $ 648,830
                                                     =========     =========       =========
    Projected Benefit Obligation
      Vested Benefits............................... $ 400,664     $ 338,614       $ 477,126
      Nonvested Benefits............................     3,554         1,341           2,232
      Effect of Projected Future Salary Increases...     4,345         2,941          20,402
                                                     ---------     ---------       ---------
    Projected Benefit Obligation.................... $ 408,563     $ 342,896       $ 499,760
                                                     =========     =========       =========
    Plan Assets in Excess of the Projected
      Obligation.................................... $ 224,221     $ 220,334       $ 149,070
    Unrecognized Net Asset Existing at Transition
      Date..........................................  (128,665)     (123,426)       (118,187)
    Unrecognized Net Loss (Gain)....................      (765)       32,013         114,047
                                                     ---------     ---------       ---------
    Net Pension Asset Included in Balance Sheet..... $  94,791     $ 128,921       $ 144,930
                                                     =========     =========       =========

                                                           DECEMBER 31,           SEPTEMBER
                                                      ----------------------         30,
                                                      1993     1994     1995         1996
                                                      ----     ----     ----     ------------
                                                                                 (UNAUDITED)
    SIGNIFICANT ASSUMPTIONS
      Weighted-Average Discount Rate................. 7.0%     7.0%     7.0%         7.0%
      Rate of Increase in Compensation Levels........ 0.0%     0.0%     0.0%         0.0%
      Long-Term Rate of Return on Plan Assets........ 6.0%     6.0%     6.0%         6.0%

     The pension plan's assets consist primarily of U.S. Government obligations, mutual funds and life insurance policies.

     The Company also has a discretionary profit sharing plan covering substantially all of its employees. Profit sharing expense is funded through contributions to the plan and was $29,000 and $30,000 in 1994 and 1995, respectively. The plan was not funded in 1993 and for the nine months ended September 30, 1996.

6. CONCENTRATION OF CREDIT RISK

     The Company maintains its operating cash account in two commercial banks located in Georgia. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. A summary of the total insured and uninsured cash balances follows:

                                                          DECEMBER 31,
                                                    ------------------------     SEPTEMBER 30,
                                                      1994           1995            1996
                                                    ---------     ----------     -------------
                                                                                  (UNAUDITED)
    Total Operating Cash in Georgia Banks.......... $ 462,020     $2,561,205      $ 2,768,299
    Portion Insured by FDIC........................  (100,000)      (200,000)        (200,000)
                                                    ---------     ----------     -------------
    Uninsured Cash Balances........................ $ 362,020     $2,361,205      $ 2,568,299
                                                    =========      =========       ==========

     The Company sells approximately 100 percent of its products to two customers. As of December 31, 1994 and 1995 and September 30, 1996, amounts due from these customers included in accounts receivable approximated $708,000, $568,000 and $1,116,000 (Unaudited), respectively.

                           WOODLAND INDUSTRIES, INC.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts reflected in the balance sheets for cash, cash equivalents, certificates of deposit, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values due to the short maturities of the instruments.

8. CONTINGENCIES

     Various claims and lawsuits, incidental to the ordinary course of business, are pending against the Company. In the opinion of management, after consultation with legal counsel, resolution of these matters is not expected to have a material effect on the Company's financial statements.

9. SUBSEQUENT EVENTS

  Distributions

     Subsequent to December 31, 1995, the sole stockholder was distributed $1,181,579.

LETTER OF INTENT

     On July 17, 1996, the Company entered into a letter of intent with Striker Industries, Inc. to sell substantially all assets, exclusive of cash and cash equivalents. The closing of the transaction is subject to the satisfaction of certain terms and conditions as included in the Agreement.

------------------------------------------------------
------------------------------------------------------

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, SUCH SECURITIES IN ANY CIRCUMSTANCE IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME AFTER THE DATE HEREOF.

                             ---------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Summary...............................     3
Risk Factors..........................     9
Use or Proceeds.......................    12
Dividend Policy.......................    12
Dilution..............................    13
Capitalization........................    14
Selected Historical and Pro Forma
  Financial and Operating Data........    21
Supplemental Financial
  Data -- Founding and Predecessor
  Companies...........................    22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    23
Business..............................    30
Security Ownership of Management and
  Principal Stockholders..............    45
Certain Transactions..................    46
Description of Capital Stock..........    47
Shares Eligible for Future Sale.......    50
Underwriting..........................    52
Legal Matters.........................    53
Experts...............................    53
Available Information.................    54
Index to Financial Statements.........   F-1

     UNTIL             , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------

                                3,300,000 SHARES

                              GSR INDUSTRIES, INC.

                                  COMMON STOCK

                                     [LOGO]

                             ---------------------

                                   PROSPECTUS

                               FEBRUARY   , 1997
                             ---------------------

                               BLUESTONE CAPITAL
                                 PARTNERS, L.P.

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    SEC registration fee......................................................  $ 12,970
    NASD filing fee...........................................................     5,110
    NASDAQ/NMS application and listing fees...................................    43,186
    Printing and engraving expenses...........................................   100,000*
    Legal fees and expenses...................................................   400,000*
    Blue Sky fees and expenses (including legal expenses).....................     5,000*
    Accounting fees and expenses..............................................   300,000*
    Transfer agent and registrar fees and expenses............................     5,000*
    Miscellaneous.............................................................    28,734*
                                                                                 -------
      Total...................................................................  $900,000*
                                                                                 =======

---------------

* Estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (the "DGCL") permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action.

     In an action brought to obtain a judgment in the corporation's favor, whether by the corporation itself or derivatively by a stockholder, the corporation may only indemnify for expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense or settlement of such action, and the corporation may not indemnify for amounts paid in satisfaction of a judgment or in settlement of the claim. In any such action, no indemnification may be paid in respect of any claim, issue or matter as to which such person shall have been adjudged liable to the corporation except as otherwise approved by the Delaware Court of Chancery or the court in which the claim was brought. In any other type of proceeding, the indemnification may extend to judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with such other proceeding, as well as to expenses.

     The DGCL does not permit indemnification unless the person seeking indemnification has acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of criminal actions or proceedings, the person had no reasonable cause to believe his conduct was unlawful. The DGCL contains additional limitations applicable to criminal actions and to actions brought by or in the name of the corporation. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (1) by a majority vote of a quorum of disinterested members of the board of directors, (2) by independent legal counsel in a written opinion, if such a quorum does not exist, or if the disinterested directors so direct, or (3) by the stockholders.

     The Company's Certificate of Incorporation, as amended, and the Company's Bylaws require the Company to indemnify its directors and officers to the fullest extent authorized by the DGCL or any other applicable law in effect, but if the DGCL is amended, the Company may change the standard of indemnification only to the extent that such amendment permits the Company to provide broader indemnification rights to its directors and officers. The Company's Certificate of Incorporation, as amended, further provides that the Company's directors will not be personally liable to the Company or its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors except for liability (a) for any breach of their duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, which makes directors liable for unlawful dividends or unlawful stock repurchases or redemptions, or (d) for transactions from which directors derive an improper personal benefit.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     None.

ITEM 16. EXHIBITS.

     The following is a list of all the exhibits filed as part of the Registration Statement.

     (a) Exhibits.

      EXHIBIT
       NUMBER                                        EXHIBIT
-------------------- ------------------------------------------------------------------------
         1.1+        -- Form of Underwriting Agreement
         2.1+        -- Plan and Agreement of Merger, dated as of November 30, 1996, among
                        GSR Industries, Inc., Striker Acquisition No. 3, Inc. and Newgen
                        Holding, Inc. dated as of April 24, 1996.
         2.2+        -- Agreement and Plan of Merger among GSR Industries, Inc., Striker
                        Acquisition No. 2, Inc. and Striker Industries, Inc.
         2.3+        -- Stock Exchange Agreement among Striker Industries, Inc., GSR
                        Industries, Inc., and certain stockholders of Newgen Holding, Inc.
         2.4+        -- Asset Purchase Agreement between GSR Industries, Inc. and Woodland
                        Industries, Inc.
         3.1+        -- Certificate of Incorporation of Striker Acquisition No. 1, Inc. (now
                        known as GSR Industries, Inc.).
         3.2+        -- Certificate of Amendment to Certificate of Incorporation of Striker
                        Acquisition No. 1, Inc. (now known as GSR Industries, Inc.).
         3.3+        -- Bylaws of Striker Acquisition No. 1, Inc. (now known as GSR
                        Industries, Inc.).
         4.1+        -- Specimen GSR Industries, Inc. Common Stock certificate.
         5.1+        -- Opinion of Porter & Hedges, L.L.P.
        10.1+        -- Employment Agreement between GSR Industries, Inc. and David A.
                        Collins.
        10.2+        -- Employment Agreement between GSR Industries, Inc. and Matthew D.
                        Pond.
        10.3+        -- Employment Agreement between GSR Industries, Inc. and Donald F.
                        Smith.
        10.4+        -- Consulting Agreement between GSR Industries, Inc. and Edward T.
                        Nesselroade.
        10.5+        -- Employment Agreement between GSR Industries, Inc. and Jerry L.
                        Kegley.
        10.6+        -- Agreement among GSR Industries, Inc. and the stockholders of Newgen
                        Holding, Inc.
        10.7+        -- Escrow Agreement among Gary L. Woolfolk and the stockholders of
                        Newgen Holding, Inc.
        10.8+        -- GSR Industries, Inc. 1996 Incentive Stock Plan.
        10.9+        -- GSR Industries, Inc. 1996 Non-Employee Director Stock Option Plan.
        10.10+       -- Lease Agreement dated as of February 1, 1994 by and between John
                        Hancock Mutual Life Insurance Company and GS Roofing Products
                        Company, Inc.
        10.11+       -- Lease and Agreement between Lone Star Industries, Inc. and Bird &
                        Son, Inc., dated June 8, 1977.
        10.12+       -- Memorandum of Understanding between Lone Star Industries, Inc. and
                        Bird & Son, Inc., dated April 17, 1982.
        10.13+       -- Amendment No. 1 to Lease and Agreement between Lone Star Industries,
                        Inc. and Bird & Son, Inc., dated December 15, 1983.
        10.14+       -- Second Amendment to Lease and Agreement between Lone Star Industries,
                        Inc. and Bird & Son, Inc., dated July 25, 1989, between RMC Lonestar and GS Roofing Products Company, Inc. as successors in interest to
                        Lone Star Industries, Inc. and Bird & Son, Inc., respectively.

      EXHIBIT
       NUMBER                                        EXHIBIT
-------------------- ------------------------------------------------------------------------
        10.15+       -- Lease Agreement by and between In-O-Vate, Inc., and GS Roofing
                        Products Company, Inc.
        10.16+       -- Sales Agreement between GS Roofing Products Company, Inc. and Byrd
                        Inc., dated effective January 1, 1996.
        10.17+       -- Contract between GS Roofing Products Company, Inc. and Sunbelt
                        Travel, Inc.
        10.18+       -- Fiber Glass Supply and Mat Conversion Agreement between GS Roofing
                        Products Company, Inc. and Schuller International, Inc., dated
                        January 1, 1992.
        10.19+       -- Contract for the Purchase/Sale of Petroleum Products between GS
                        Roofing Products Company, Inc. and Lagovan S.A.
        10.20+       -- Headlap Granules Supply Agreement between GS Roofing Products
                        Company, Inc. and GAF Building Materials Corporation, dated May 12,
                        1988.
        10.21+       -- Supply Agreement between RMC Lonestar and GS Roofing Products
                        Company, Inc.
        10.22+       -- Asphalt Supply Arrangement between GS Roofing Products Company, Inc.
                        and Lunday-Thagard Corporation.
        10.23+       -- Letter Agreement between 3M Industrial Mineral Products Division and
                        GS Roofing Products Company, Inc., dated April 13, 1994.
        21.1+        -- List of subsidiaries of GSR Industries, Inc.
        23.1+        -- Consent of Porter & Hedges, L.L.P. (included in Exhibit 5.1).
        23.2*        -- Consent of KPMG Peat Marwick LLP
        23.3*        -- Consent of Arthur Andersen LLP
        23.4*        -- Consent of Deloitte & Touche LLP.
        23.5*        -- Consent of McNair, McLemore, Middlebrooks and Co., LLP.
        23.6*        -- Consent of Gerardo Pandal Graf
        24.1*        -- Power of Attorney (included on the signature page of this
                        Registration Statement).

---------------

* Filed herewith.

+ To be filed by amendment.

     (b) Financial Statement Schedules.

     None.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, State of Texas, on December 26, 1996.

                                            GSR INDUSTRIES, INC.

                                            By: /s/  DAVID A. COLLINS
                                            ------------------------------------
                                                      David A. Collins
                                                  Chief Executive Officer

     We, the undersigned directors and officers of GSR Industries, Inc., do hereby constitute and appoint David A. Collins and Matthew D. Pond, or either of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers, and to execute any and all instruments for us and in our names in the capacities indicated below, which such attorneys and agents may deem necessary or advisable to enable the corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the filing of this Registration Statement, including specifically without limitation, power and authority to sign for us or any of us, in our names in the capacities indicated below, any and all amendments and exhibits hereto; and we do hereby ratify and confirm all that such attorneys and agents shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                               TITLE                     DATE
---------------------------------------------  ----------------------------  ------------------
                 /s/  DONALD F. SMITH          Chairman of the Board,        December 26, 1996
---------------------------------------------    President and Chief
               Donald F. Smith                   Operating Officer
                                                 (Principal Executive
                                                 Officer)
                /s/  DAVID A. COLLINS          Chief Executive Officer       December 26, 1996
---------------------------------------------    (Principal Executive
              David A. Collins                   Officer)
                /s/  MATTHEW D. POND           Secretary, Treasurer and      December 26, 1996
---------------------------------------------    Chief Financial Officer
               Matthew D. Pond                   (Principal Financial and
                                                 Accounting Officer)
             /s/  WILLIAM B. LOCANDER          Director                      December 26, 1996
---------------------------------------------
             William B. Locander
           /s/  EDWARD T. NESSELROADE          Director, Senior Vice         December 26, 1996
---------------------------------------------    President Operations
            Edward T. Nesselroade

                                 EXHIBIT INDEX

                                                                                   SEQUENTIALLY
 EXHIBIT                                                                            NUMBERED
  NUMBER                                   EXHIBIT                                    PAGE
---------- -----------------------------------------------------------------------------------
    1.1+   -- Form of Underwriting Agreement
    2.1+   -- Plan and Agreement of Merger, dated as of November 30, 1996, among
              GSR Industries, Inc., Striker Acquisition No. 3, Inc. and Newgen
              Holding, Inc. dated as of April 24, 1996.
    2.2+   -- Agreement and Plan of Merger among GSR Industries, Inc., Striker
              Acquisition No. 2, Inc. and Striker Industries, Inc.
    2.3+   -- Stock Exchange Agreement among Striker Industries, Inc., GSR
              Industries, Inc., and certain stockholders of Newgen Holding, Inc.
    2.4+   -- Asset Purchase Agreement between GSR Industries, Inc. and Woodland
              Industries, Inc.
    3.1+   -- Certificate of Incorporation of Striker Acquisition No. 1, Inc. (now
              known as GSR Industries, Inc.).
    3.2+   -- Certificate of Amendment to Certificate of Incorporation of Striker
              Acquisition No. 1, Inc. (now known as GSR Industries, Inc.).
    3.3+   -- Bylaws of Striker Acquisition No. 1, Inc. (now known as GSR
              Industries, Inc.).
    4.1+   -- Specimen GSR Industries, Inc. Common Stock certificate.
    5.1+   -- Opinion of Porter & Hedges, L.L.P.
   10.1+   -- Employment Agreement between GSR Industries, Inc. and David A.
              Collins.
   10.2+   -- Employment Agreement between GSR Industries, Inc. and Matthew D.
              Pond.
   10.3+   -- Employment Agreement between GSR Industries, Inc. and Donald F.
              Smith.
   10.4+   -- Consulting Agreement between GSR Industries, Inc. and Edward T.
              Nesselroade.
   10.5+   -- Employment Agreement between GSR Industries, Inc. and Jerry L.
              Kegley.
   10.6+   -- Agreement among GSR Industries, Inc. and the stockholders of Newgen
              Holding, Inc.
   10.7+   -- Escrow Agreement among Gary L. Woolfolk and the stockholders of
              Newgen Holding, Inc.
   10.8+   -- GSR Industries, Inc. 1996 Incentive Stock Plan.
   10.9+   -- GSR Industries, Inc. 1996 Non-Employee Director Stock Option Plan.
   10.10+  -- Lease Agreement dated as of February 1, 1994 by and between John
              Hancock Mutual Life Insurance Company and GS Roofing Products
              Company, Inc.
   10.11+  -- Lease and Agreement between Lone Star Industries, Inc. and Bird &
              Son, Inc., dated June 8, 1977.
   10.12+  -- Memorandum of Understanding between Lone Star Industries, Inc. and
              Bird & Son, Inc., dated April 17, 1982.
   10.13+  -- Amendment No. 1 to Lease and Agreement between Lone Star Industries,
              Inc. and Bird & Son, Inc., dated December 15, 1983.
   10.14+  -- Second Amendment to Lease and Agreement between Lone Star Industries,
              Inc. and Bird & Son, Inc., dated July 25, 1989, between RMC Lonestar and GS Roofing Products Company, Inc. as successors in interest to
              Lone Star Industries, Inc. and Bird & Son, Inc., respectively.
   10.15+  -- Lease Agreement by and between In-O-Vate, Inc., and GS Roofing
              Products Company, Inc.

                                                                                   SEQUENTIALLY
 EXHIBIT                                                                            NUMBERED
  NUMBER                                   EXHIBIT                                    PAGE
---------- -----------------------------------------------------------------------------------
   10.16+    -- Sales Agreement between GS Roofing Products Company, Inc. and
                Bird Inc., dated effective January 1, 1996.

   10.17+    -- Contract between GS Roofing Products Company, Inc. and Sunbelt
                Travel, Inc.
   10.18+    -- Fiber Glass Supply and Mat Conversion Agreement between GS Roofing
                Products Company, Inc. and Schuller International, Inc., dated
                January 1, 1992.
   10.19+    -- Contract for the Purchase/Sale of Petroleum Products between GS
                Roofing Products Company, Inc. and Lagovan S.A.
   10.20+    -- Headlap Granules Supply Agreement between GS Roofing Products
                Company, Inc. and GAF Building Materials Corporation, dated May 12,
                1988.
   10.21+    -- Supply Agreement between RMC Lonestar and GS Roofing Products
                Company, Inc.
   10.22+    -- Asphalt Supply Arrangement between GS Roofing Products Company, Inc.
                and Lunday-Thagard Corporation.
   10.23+    -- Letter Agreement between 3M Industrial Mineral Products Division and
                GS Roofing Products Company, Inc., dated April 13, 1994.
   21.1+     -- List of subsidiaries of GSR Industries, Inc.
   23.1+     -- Consent of Porter & Hedges, L.L.P. (included in Exhibit 5.1).
   23.2*     -- Consent of KPMG Peat Marwick LLP
   23.3*     -- Consent of Arthur Andersen LLP
   23.4*     -- Consent of Deloitte & Touche LLP.
   23.5*     -- Consent of McNair, McLemore, Middlebrooks and Co., LLP.
   23.6*     -- Consent of Gerardo Pandal Graf
   24.1*     -- Power of Attorney (included on the signature page of this
                Registration Statement).

---------------

* Filed herewith.

+ To be filed by amendment.